Form 10-K, Exhibit 13
period 1996-12-31
EAGLE BANCGROUP INC
filed 1997-03-31
CIK 1010856

1996 Annual Report
Eagle BancGroup, Inc.
Holding Company for First Federal Savings and Loan Association
Bloomington, IL
                            (front cover)

                          Table of Contents
Financial Highlights                                            1
Management's Discussion and Analysis                            2
Report of Independent Auditors                                  8
Consolidated Statements of Condition                            9
Consolidated Statements of Income                              10
Consolidated Statements of Cash Flow                           11
Consolidated Statements of Changes in Stockholders' Equity     12
Notes to Consolidated Financial Statements                     12
Other Corporate Information                                    29

To Our Stockholders:

It is truly an honor to present to our stockholders this 1996 Annual Report, as it is our first annual report as a public company. In the seventy-seven year history of our subsidiary, First Federal Savings and Loan, many changes have occurred, but in no one year have the changes been more numerous and more dramatic than in 1996. Besides converting from a mutual savings and loan association and the creation of the new holding company, we also saw the entire industry recapitalize the federal deposit insurance fund through legislation that most likely will ultimely result in the modernization of banking charters. The impact of these events perhaps cannot be fully appreciated at this time, but it is certain that 1996 will be remembered as the year in which our Company and the entire industry established the framework for many years of prosperity and growth in the future.

We have made many changes in the past year, all with the intent of better serving our customers, improving the performance of the Company and enhancing the long-term investment value for our stockholders. We appreciate the support we have received from our customers, employees and stockholders and we look forward to an exciting and challenging year in 1997.

Sincerely,

/S/ Donald L. Fernandes                     /S/ Gerald A. Bradley
Donald L. Fernandes                         Gerald A. Bradley
President and Chief Executive Officer       Chairman of the Board
                              (inside front cover)
                                   -Page 67-

Eagle BancGroup, Inc.
Financial Highlights
                                At and For the Year Ended December 31,
                             1996      1995      1994      1993      1992
                                        (Dollars in thousands)
Selected Financial Condition Data
Total assets               172,666   150,974   140,932   137,368   142,940
Cash on hand and in
  other institutions         1,487     1,072     1,092       938       485
Federal funds sold and
  overnight deposits         5,573     2,828     1,611     8,882    10,376
Investments                 53,883    53,186    42,680    50,468    30,508
Loans receivable, net      106,641    88,786    83,589    67,939    93,228
Deposits                   133,995   138,396   122,388   125,156   132,265
FHLB advances and other
  borrowings                15,300        -      7,936        -         -
Total equity                22,141    11,515     9,501    11,320    10,190

Selected Operating Data
Interest income             11,094     9,933     8,595     8,913    11,219
Interest expense             7,703     7,376     5,396     5,838     7,778
Net interest income before
  provision for loan losses  3,391     2,557     3,199     3,075     3,441
Provision for loan losses      183       100       (32)       (3)       -
Net interest income after
  provision for loan losses  3,208     2,457     3,231     3,078     3,441
Non-interest income            418       395       261     1,206       105
Non-interest expense         4,373     2,955     2,840     2,584     2,426
Income (loss) before
  federal income taxes        (747)     (103)      652     1,700     1,120
Federal income tax
  (benefit) expense           (258)      (30)      222       570       345
Net income (loss)             (489)      (73)      430     1,130       775

Selected Financial Ratios and Other Data
Performance Ratios (based on balance sheet averages) <F1>
  Return on assets           -0.31%    -0.05%     0.31%     0.81%     0.53%
  Return on equity           -2.85     -0.68      4.15     10.31      8.48
  Interest rate spread
    during period <F2>        1.69      1.83      2.54      2.27      2.39
  Net interest margin
    during period <F3>        2.20      1.85      2.55      2.38      2.47
  Non-interest expense
    to assets <F4>            2.74      1.98      2.06      1.86      1.64
  Non-interest income
    to assets                 0.26      0.26      0.19      0.87      0.07
  Interest-earning assets
    to interest-bearing
    liabilities               1.10x     1.01x     1.00x     1.02x     1.02x
Asset Quality Ratios
  Non-performing loans
    to gross loans <F5>       0.66%     0.57%     0.47%     1.19%     0.90%
  Non-performing assets
    to total assets <F6>      0.79      0.80      4.86      5.56      4.39
  Allowance for loan losses
    to total loans            0.86      1.01      1.04      1.38      1.01
  Allowance for loan losses
    to non-performing loans 130.92    176.80    219.35    115.09    111.66
                                        -Page 68-
  Net charge-offs to
    average gross loans       0.17      0.08      0.05      0.00      0.21
Regulatory Capital and Capital Ratios <F7>
  Tangible capital ratio      9.66%     7.73%     8.20%     8.22%     6.51%
  Core capital ratio          9.66      7.73      8.20      8.22      6.51
  Risk-based capital ratio   18.29     15.78     15.80     17.70     13.60
  Average equity to
    average assets           10.76      7.21      7.55      7.89      6.19
  Equity to assets at
    end of period            12.82      7.63      6.74      8.24      7.13

Note: Data prior to 1996 relates to First Federal Savings and Loan only

<F1>
 With the exception of end of period ratios, all ratios are based on average month-end balances during the respective periods.
<F2>
 Interest rate spread represents the difference between the weighted average yield on interest-earning assets and weighted average cost of interest-bearing liabilities.
<F3>
 Net interest margin represents net interest income as a percentage of average interest-earning assets.
<F4>
 The 1996 ratio includes the effect of the SAIF special assessment.
<F5>
 Non-performing loans consist of non-accrual and accruing loans which are contractually past due 90 days or more.
<F6>
 Non-performing assets consist of non-performing loans and foreclosed real estate owned. The significant decline in this ratio between the 1994 and 1995 periods occurred as a result of the sale by First Federal of a substantial real estate owned property during the fourth quarter of 1995.
<F7>
 Tangible capital, Core capital and Risk-based capital ratios relate to First Federal only.

                                  (-Page 1-)

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis of results of operations and financial condition is intended to assist in understanding the financial condition, changes in financial condition and results of operations of Eagle BancGroup, Inc. This discussion should be read in conjunction with the Consolidated Financial Statements, accompanying Notes to Consolidated Financial Statements and other information contained elsewhere in this document.

Eagle BancGroup, Inc. is a non-diversified unitary savings and loan holding company engaged in the business of managing its investments and directing, planning and coordinating the business activities of its wholly-owned subsidiary, First Federal Savings and Loan, a federally chartered savings association, and First Federal's wholly-owned subsidiary, FFS Investment Services, Inc., a service corporation that sells investment products (collectively, 'the Company').

Financial information for periods before 1996 relate to First Federal Savings and Loan Association only.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995

GENERAL. In 1996 the Company had a net loss of $489,000, or $(.38) per share, compared to a net loss of $73,000 in 1995. The 1996 results include the SAIF recapitalization special assessment, which, net of tax, reduced earnings $600,000. Excluding the net effect of the SAIF recapitalization, the Company had net income in 1996 of $111,000.
                                   -Page 69-
NET INTEREST INCOME. Net interest income increased 32.6% to $3,391,000 in 1996 from $2,557,000 in 1995. Interest income increased 11.7% to $11,094,000 in 1996 from $9,933,000 in 1995 while interest expense increased 4.4% to $7,703,000 in 1996 from $7,376,000 in 1995. Interest-earning assets increased in 1996 compared to 1995 resulting in the increase in interest income and in net interest income. Average interest-earning assets increased to $154,244,000 in 1996 compared to $138,244,000 in 1995 as the Company realized net proceeds of $11,186,000 from its subscription stock offering in June, 1996 and over $5,000,000 from the sale in late 1995 of a large commercial property that was held as real estate owned. These funds were used to originate residential mortgage and retail automobile loans or were invested in government and mortgage-backed securities. Comparing 1996 to 1995, average loans increased to $97,380,000 from $87,782,000 and average investments increased to $52,998,000 from $46,444,000. In 1996, loan originations amounted to over $63,000,000. The yield on average interest-earning assets was 7.19% in 1996 and 1995.

Average interest-bearing liabilities increased to $140,009,000 in 1996 from $137,498,000 in 1995. Average deposits decreased to $135,623,000 in 1996 from $136,255,000 in 1995 while average borrowed funds increased to $4,386,000 in 1996 from $1,243,000 in 1995. The rate paid on average interest-bearing liabilities increased to 5.50% in 1996 from 5.36% in 1995 due to an increase in the rate paid on average certificates of deposit to 5.97% in 1996 from 5.82% in 1995. The increase in the rate paid on average certificates of deposit in 1996 from 1995 was due to the higher rate environment in 1995 and 1996 than prior years and the effects for a full year of the 1995 deposit attraction marketing program, which involved offering to match the certificate of deposit rates of all local competitors. The rate paid on average borrowed funds decreased to 6.20% in 1996 from 6.52% in 1995.

The difference between the rate earned on average interest-earning assets and the rate paid on average interest-bearing liabilities is the interest rate spread. In 1996, the interest rate spread decreased to 1.69% from 1.83% in 1995 due to the higher rate paid on average interest-bearing liabilities in 1996 than 1995. The net interest margin, net interest income divided by average interest-earning assets, increased in 1996 to 2.20% from 1.85% in 1995 due to the increase in net interest income.

All loans contractually past due 90 days or more are classified as non-performing and no interest income is accrued on such loans. In the twelve months ended December 31, 1996, cash interest payments of $47,000 were recorded as income on such loans. Additional income of $40,000 would have been recorded on these loans on an accrual basis. Non-accrual loans at December 31, 1996 totaled $705,000.
                                  (-Page 2-)

PROVISION FOR LOAN LOSSES. In 1996, the provision for loan losses was $183,000 compared to $100,000 in 1995. The increase was in part the result of an increase in net charge-offs to $167,000 in 1996 from $66,000 in 1995. Analysis of the allowance for loan losses, including a review of loan charge-offs and delinquencies as well as industry practice and experience, and an increase in the loan portfolio in 1996 from 1995, justified the amount of the provision. The increase in the allowance for loan losses relates primarily to consumer loans. The average balance of consumer loans increased $4,097,000 to $31,308,000 in 1996. At December 31, 1996, the allowance for loan losses was $923,000, or .86% of total loans, compared to $907,000, or 1.01% of total loans, at December 31, 1995.
                                  -Page 70-
NON-INTEREST INCOME. Total non-interest income increased to $418,000 in 1996 from $395,000 in 1995. In 1996, the Company adopted Statement of Financial Accounting Standards No 122, 'Accounting for Mortgage Servicing Rights' which resulted in the recognition of a net servicing rights asset totaling $51,000. Gains on loans sold increased to $68,000 in 1996 from $51,000 in 1995 due to increased loan sales. Net gains on securities sold were $15,000 in 1996 compared to zero in 1995. Deposit account service fees increased $17,000 to $51,000 and brokerage commissions increased $19,000 to $44,000 in 1996 from 1995 due to an increased number of accounts. In 1995, $100,000 was recognized as income as the result of a reduction in the valuation allowance for loans held for sale. No income was recognized as a result of changes to the valuation allowance in 1996. As a percent of average assets, non-interest income was .26% in both 1996 and 1995.

NON-INTEREST EXPENSE. Total non-interest expense increased to $4,373,000 in 1996 from $2,955,000 in 1995. Of this increase, $875,000 was due to the SAIF recapitalization special assessment paid in 1996. In 1995, net income from real estate owned operations totaled $184,000 compared to zero in 1996 due to the sale of the large commercial property on which the net rental income was generated. A gain of $50,000 was also realized on the sale of the property in 1995. Salaries and employee benefits increased $118,000 to $1,736,000 in 1996 from 1995 primarily due to the funding of the Employee Stock Ownership Plan which resulted in expense of $104,000 in 1996.

New advertising campaigns accounted for a $78,000 increase in advertising expense to $121,000 in 1996 from 1995. The increased number of deposit accounts resulted in the expense increases in 1996 from 1995 as follows: data processing increased $26,000 to $249,000; net ATM fees increased $24,000 to $30,000 and office supplies increased $19,000 to $59,000. Regular FDIC premium expense increased $21,000 to $356,000 in 1996 compared to 1995 due to higher deposits. Expenses related to holding company matters of $15,000 were realized following formation of the Company in 1996.

Net of the SAIF recapitalization special assessment, non-interest expense was 2.19% of average assets in 1996. In 1995, non-interest expense was 1.98% of average assets.

INCOME TAX EXPENSE. In 1996, a benefit for income taxes of $258,000 was recorded compared to a benefit of $30,000 recorded in 1995. The decrease in pre-tax income in 1996 from 1995 resulted in the increase in the income tax benefit. The effective tax benefit rate in 1996 was 35% compared to 29% in 1995.
                                 (-Page 3-)

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994

GENERAL. Due primarily to a decline in net interest income caused by a sharply higher cost of certificates of deposit, the Company recognized a net loss of $73,000 in 1995, compared to net income of $430,000 in 1994.

NET INTEREST INCOME. Net interest income decreased 20.1% to $2,557,000 in 1995 from $3,199,000 in 1994. Interest income increased 15.6% to $9,933,000 in 1995 from $8,595,000 in 1994 and interest expense increased 36.7% to $7,376,000 in 1995 from $5,396,000 in 1994. Interest income and interest expense increased in 1995 from 1994 due to increases in average balances of both interest-earning assets and interest-bearing liabilities. The opening of a new branch office in November, 1994 and a marketing strategy of matching competitors' terms on certain certificates of deposit from December, 1994 through June, 1995 resulted in an increase in average interest-bearing
                              -Page 71-
deposits from $122,578,000 in 1994 to $136,255,000 in 1995.  The new funds deposited and proceeds from the sale in late 1995 of a large real estate owned property resulted in an increase in average interest-earning assets to $138,244,000 in 1995 from $125,678,000 in 1994.

The increase in average interest-earning assets in 1995 from 1994 was primarily in residential mortgage loans and indirect automobile loans. The yield on average loans increased to 7.86% in 1995 from 7.71% in 1994 and the yield on average interest-earning assets increased to 7.19% in 1995 from 6.84% in 1994.

The average balance of certificates of deposit increased to $113,876,000 in 1995 from $97,950,000 in 1994 due to the new branch office and the marketing program. The new certificates were gained during a period of increasing interest rates as evidenced by an increase in the rate paid on average certificates of deposit to 5.81% in 1995 from 4.64% in 1994. Average interest-bearing liabilities were $137,498,000 in 1995 and $125,340,000 in 1994. The rate paid on average interest-bearing liabilities was 5.36% in 1995 and 4.30% in 1994.

The interest rate spread decreased to 1.83% in 1995 from 2.54% in 1994 due to the increase in the rate paid on average interest-bearing liabilities. The net interest margin decreased to 1.85% in 1995 from 2.55% in 1994 due to the decrease in net interest income in the year ended December 31, 1995 compared to the same period in 1994.

PROVISION FOR LOAN LOSSES. In 1995, a provision for loan losses of $100,000 was recorded compared to a negative provision of $32,000 in 1994. The provision for loan losses in 1995 was deemed prudent based on continued growth of the consumer loan portfolio and actual net charge-offs in 1995 of $66,000. Even though consumer loan delinquencies improved in 1995 from 1994, management determined, based on industry practice and experience, that actual losses would likely increase which warranted the addition to the allowance for loan losses. The negative provision in 1994 was recorded due to a decline in non-performing loans at December 31, 1994 to .47% of total loans from 1.19% of total loans at December 31, 1993. The allowance for loan losses was $907,000, or 1.01% of total loans, at December 31, 1995 compared to $873,000, or 1.04% of total loans, at December 31, 1994.

NON-INTEREST INCOME. Non-interest income increased to $395,000 in 1995 from $261,000 in 1994 due primarily to the recognition as income of the $100,000 valuation allowance for loans held for sale. The allowance was established as a charge to non-interest expense at December 31, 1994 due to a decline in the market value of loans then held for sale. Gains on loans sold increased to $51,000 in 1995 from $26,000 in 1994. Other loan fees increased $11,000 to $146,000 in 1995 from 1994. As a percentage of average assets, non-interest income was .26% in 1995 compared to .19% in 1994.

NON-INTEREST EXPENSE. Non-interest expense increased from $2,840,000 in 1994 to $2,955,000 in 1995. Salaries and employee benefits increased to $1,618,000 in 1995 from $1,514,000 in 1994 due to a severance payment in 1995 and normal increases in employee costs. Net occupancy expense increased to $552,000 in 1995 from $423,000 in 1994 due expenses related to the opening of the new branch office in late 1994. Data processing expense increased $37,000 to $223,000 in 1995 from 1994 due mainly to the outsourcing of deposit account statement and document imaging services, which was offset by a $13,000 decrease in office supplies and a $4,000 decrease in postage expense in 1995 from 1994, both of which related to the services no longer handled in-house.
                              -Page 72-
Advertising expense decreased $40,000 to $41,000 in 1995 due to special promotional advertising in 1994 that was not repeated in 1995. In 1994, $100,000 was charged to non-interest expense to establish a valuation allowance related to loans held for sale. As a percentage of average assets, non-interest expense was 1.98% in 1995 and 2.06% in 1994.

INCOME TAX EXPENSE. In 1995, a benefit for income taxes of $30,000 was recorded compared to expense of $222,000 recorded in 1994 due to the decrease in pre-tax income in 1995 from 1994. The effective tax benefit rate was 29% in 1995 compared to the effective rate of 34% in 1994.
                                 (-Page 4-)

FINANCIAL CONDITION

The Company had total assets at December 31, 1996 of $172,666,000 compared to $150,974,000 at December 31, 1995. The increase in assets in 1996 was due y to the subscription stock offering completed in 1996, the net proceeds of which totaled over $11,000,000, and the use of FHLB advances to fund origination of residential mortgage loans and to purchase adjustable-rate mortgage-backed securities.

Net loans receivable increased 20.1% to $106,641,000 at December 31, 1996 from $88,786,000 at December 31, 1995. Much of the increase was in residential mortgage loans which totaled $70,600,000 at December 31, 1996 compared to $55,786,000 at year-end, 1995. Total residential mortgage loan originations in 1996 were $37,188,000 compared to $13,171,000 in 1995. Consumer loans increased to $32,159,000 at year-end, 1996 from $28,720,000 at year-end, 1995.
Consumer loan originations in 1996 totaled $24,200,000 compared to $20,300,000 in 1995.

Total deposits at December 31, 1996 were $133,995,000, a decrease of 3.2% from the total of $138,396,000 at year-end, 1995. Certificate of deposit balances increased substantially in 1995 as a result of the marketing strategy used by the Company in the first half of 1995. In 1996, the Company was focused on reducing its cost of funds and did not offer special promotional terms on certificates of deposit to attract and retain deposit balances. Due in part to the absence of these programs upon the maturity of accounts opened in 1995, total certificates of deposit decreased to $109,072,000 at December 31, 1996 from $114,999 at December 31, 1995.

Due to the decline in certificates of deposit and the increase in loan demand in 1996, the Company chose to fund loan originations with borrowings, with various rates and terms, from the Federal Home Loan Bank which totaled $15,300,000 at December 31, 1996 compared to none at year-end, 1995.

Stockholder's equity increased to $22,141,000 at December 31, 1996 from $11,515,000 at December 31, 1995 due to the net proceeds realized from the subscription stock sale in 1996. As a percent of total assets, stockholders' equity was 12.8% at December 31, 1996 compared to 7.6% at December 31, 1995. Savings institutions are required to maintain minimum capital levels measured by three capital to asset ratios: Risk-based capital to risk weighted assets of 8%; core capital to adjusted tangible assets of 3% and tangible core capital to tangible assets of 1.5%. The Company's savings institution subsidiary had ratios of 18.29%, 9.66% and 9.66%, respectively, at December 31, 1996 compared to December 31, 1995 ratios of 15.78%, 7.73% and 7.73%, respectively.
                                     -Page 73-
INTEREST RATE RISK

The management of interest rate risk includes evaluation of the interest rate risk inherent in certain assets and liabilities, determination of the appropriate risk level given the Company's business strategy, operating environment, capital and liquidity requirements and management of the risk consistent with guidelines approved by the Board of Directors. Successful management of interest rate risk reduces the vulnerability of the Company's operations to changes in interest rates, which could have a negative impact on earnings.

The management of interest rate risk was enhanced in 1996 by the receipt of funds from the subscription stock sale. The funds were used to continue the strategies utilized in recent years, namely (i) emphasizing origination of one-to-four family adjustable rate and balloon mortgage loans; (ii) sale at origination of longer-term, fixed-rate one-to-four family mortgage loans;
(iii) diversifying the loan portfolio (primarily into short-term consumer loans such as indirect auto and home equity loans); (iv) classifying all investment securities as available for sale; (v) holding primarily adjustable rate or short-term (five years or less) fixed-rate investment securities; (vi) reducing interest sensitivity of liabilities by offering locally competitive rates on longer term certificates and implementing programs to attract low cost demand deposits.

Interest rate sensitivity is measured on a quarterly basis through the use of a model produced by the Office of Thrift Supervision ('OTS') based on data submitted as part of the Company's savings association subsidiary's quarterly Thrift Financial Reports. The model generates estimates of the change in net portfolio value ('NPV') over a range of interest rate scenarios. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities and off-balance sheet contracts. The NPV ratio of each scenario is defined as the NPV in that scenario divided by the present value of assets in the same scenario.

At December 31, 1996, the Company's savings association subsidiary's NPV information was as follows (dollars in thousands):
                  Net Portfolio Value           NPV as Percent of Present
Change                                               Value of Assets
  in        Dollar      Dollar      Percent        NPV      Basis Point
 Rate       Amount      Change       Change       Ratio        Change
-------     -------     -------     -------      -------      -------
+400 bp      12,498      -5,249       -30%         7.78%      -257 bp
+300 bp      14,158      -3,588       -20%         8.65%      -170 bp
+200 bp      15,677      -2,069       -12%         9.41%      - 93 bp
+100 bp      16,852      -  894       - 5%         9.96%      - 38 bp
   0         17,746                               10.35%
-100 bp      18,322         575         3%        10.56%        21 bp
-200 bp      18,584         838         5%        10.60%        25 bp
-300 bp      18,872       1,125         6%        10.65%        30 bp
-400 bp      19,529       1,783        10%        10.87%        53 bp

                                 (-Page 5-)
                                 -Page 74-

RISK MEASURES: 200 BP RATE SHOCK:
   Pre-shock NPV Ratio                                     10.35%
   Exposure measure: Post-shock NPV ratio                   9.41%
   Sensitivity measure: Change in NPV ratio               - 93 bp

At December 31, 1996, the changes in NPV in the various interest rate scenarios were all within the limits approved by the Board of Directors.

The methodology used in the above measurement of interest rate risk has certain shortcomings due primarily to assumptions utilized in the model. Actual changes in market interest rates may result in different yield and cost changes than assumed in the model. In addition, holdings of interest sensitive assets and liabilities are assumed to remain constant under each interest rate change scenario which may be different than actual circumstances. Accordingly, the NPV measurements provide an indication of interest rate risk exposure at a particular point in time and are not intended and should be used to forecast the effect of changes in interest rates on the Company's net interest income.

LIQUIDITY

Primary sources of funds are deposits, FHLB advances and proceeds from principal and interest payments on loans and mortgage-backed and other securities. Scheduled maturities of loans and mortgage-backed and other securities are predictable sources of funds while deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

Funds are invested in one-to-four family residential loans, short-term consumer loans and mortgage-backed and other securities. 1n 1996, 1995 and 1994, originations of one-to-four family residential mortgages totaled $36,970,000, $13,171,000 and $21,215,000, respectively, and purchases of mortgage-backed and other securities totaled $26,686,000, $11,890,000 and $11,158,000, respectively. In 1996, the net cash used by investing activities was $20,309,000 and the net cash provided by financing activities was $22,079,000.

An adequate level of liquidity must be maintained to ensure the availability of sufficient funds to support loan growth and deposit withdrawals, satisfy financial commitments and take advantage of investment opportunities. At December 31, 1996, approved loan commitments totaled $301,000 and unused lines of credit amounted to $3,544,000. Certificates of deposit scheduled to mature in 1997 total $63,865,000. Scheduled loan payments and maturities in 1997 amount to $15,446,000 and maturities of mortgage-backed and other securities total $1,068,000 in 1997. An unknown amount of principal payments on mortgage-backed securities will also be received in 1997. Principal payments on mortgage-backed securities in 1996 amounted to $5,625,000.

OTS regulations require savings institutions to maintain a minimum 5% liquidity ratio measured as the ratio of cash, cash equivalents, short-term investments and certain long-term investments to deposits and certain short-term borrowed funds. The Company's savings institution subsidiary had liquidity ratios of 12.04% and 12.79% at December 31, 1996 and 1995, respectively.

INFLATION

The Consolidated Financial Statements and Notes thereto included in this report have been prepared in accordance with GAAP and reflect the results of
                              -Page 75-
operations and financial position measured in historical dollars without regard for the changes in the relative purchasing power of money over time due to inflation. Inflation impacts the Company due to the increased cost of operations and as an inherent factor in the general level of interest rates. Due to the monetary nature of most of the Company's assets and liabilities, changes in interest rates have a greater impact on the Company's financial performance than the general level of inflation. Effective interest rate risk management can minimize the effects of inflation on the Company's monetary assets and liabilities. Inflation has not had a significant impact on the costs of operation or the non-monetary assets of the Company.

RECENT LEGISLATIVE DEVELOPMENTS

DEPOSIT INSURANCE. On September 30, 1996, the Deposit Insurance Funds Act of 1996 (the 'Act') was signed into law by the President. Included in the Act was a provision to recapitalize the Savings Association Insurance Fund ('SAIF') through a one-time special assessment on SAIF deposits that was paid in November, 1996. The special assessment, which amounted to $875,000 for the Company, increased the SAIF reserve ratio to the statutory minimum of 1.25% of SAIF deposits. The Act also included provisions for partial sharing of Financing Corporation ('FICO') obligations among SAIF and Bank Insurance Fund ('BIF') members from 1997 through 1999 and pro-rata sharing starting in 2000. SAIF members will pay approximately 83% of the FICO obligation through 1999. The assessment rate for SAIF deposits cannot be less than the rate for BIF deposits for two years. The FDIC cannot set assessment rates that will exceed the amount needed to maintain the statutory required reserve for SAIF or BIF members. For the Company, the 1997 assessment rate is expected to be approximately $0.065 per $100 of deposits compared to $0.26 per $100 of deposits in 1996. SAIF and BIF will merge to form the Deposit Insurance Fund in 1999 if certain conditions are met. The Act also directed the Treasury Department to provide recommendations to Congress in 1997 regarding a common charter for savings institutions and banks as well as numerous regulatory relief provisions that are not expected to significantly impact the Company.

CHARTER REFORM. In early 1997, two bills regarding charter reform were introduced into the 105th Congress. Both bills would require federally chartered savings institutions, such as the Company's savings institution subsidiary, to recharter as national banks or state depository institutions by 1998. Institutions that do not voluntarily recharter would automatically convert to national banks. Both bills provide for merger of SAIF and BIF in 1999 or earlier. Savings institutions would have to divest of activities that do not conform to national bank powers and would have restrictions on other activities allowed under the present charter though the bills have different provisions in these regards. Congressional debate on these bills is expected to start by March, 1997. Management cannot predict whether any bill with any of the provisions mentioned will be enacted. As such, no determination on the effect these provisions could have on the Company is possible.
                                 (-Page 6-)

IMPACT OF NEW ACCOUNTING PRONOUNCMENTS

ACCOUNTING FOR IMPAIRMENT OF A LOAN. On January 1, 1995, the Company adopted Statement of Financial Accounting Standards No. 114, 'Accounting by Creditors for Impairment of a Loan' ('SFAS 114') and its amendment, Statement of Financial Accounting Standards No. 118, 'Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures' ('SFAS 118'). These statements require a loan to be classified as impaired if it is probable that collection of all contractual principal and interest payments will not be made. A loan valuation allowance must be established for the amount by which
                                  -Page 76-
the carrying amount of the impaired loan exceeds the estimated discounted future cash flows or the fair market value of the collateral for certain collateral dependent loans. No interest income on impaired loans can be accrued. The Company recognizes interest income on impaired loans only upon cash receipt. SFAS 114 and SFAS 118 have not had a significant impact on the results of operations, financial condition or disclosures contained in the Company's financial statements.

ACCOUNTING FOR MORTGAGE SERVICING RIGHTS. Statement of Financial Accounting Standards No. 122, 'Accounting for Mortgage Servicing Rights' ('SFAS 122') was adopted as of January 1, 1996. SFAS 122, an amendment of SFAS 65, 'Accounting for Certain Mortgage Banking Activities', requires the recognition as a separate asset the rights to service mortgage loans regardless of how the servicing rights were acquired. The capitalized servicing rights asset must be evaluated for impairment based on the fair value of the rights with any impairment recognized in a valuation allowance. At December 31, 1996, the Company had a servicing rights asset in the amount of $51,000. Actual capitalized servicing rights in 1996 totaled $58,000 of which $7,000 was amortized during the year. No impairment of the servicing rights asset was recognized.

ACCOUNTING FOR STOCK-BASED COMPENSATION. Statement of Financial Accounting Standards No. 123, 'Accounting for Stock-Based Compensation' ('SFAS 123') will be adopted in 1997 based on the approval by the Company's shareholders of the 1996 Stock Option Plan ('SOP') and the Management Development and Recognition Plan and Trust Agreement ('MDRP'). A special meeting of shareholders was held in February, 1997 to vote on both plans, which will require disclosures under SFAS 123. SFAS 123 allows entities the choice of accounting for stock-based compensation plans under Accounting Practices Board Opinion No. 25 ('APB 25') or SFAS 123. The accounting provisions of APB 25 were followed by all entities prior to SFAS 123. Entities choosing to follow the accounting provisions of APB 25 will still be required to make pro-forma disclosure of net income and earnings per share, including option valuation methods and assumptions, as if the accounting provisions of SFAS 123 had been adopted.
The Company anticipates following the accounting provisions of APB 25 for the SOP and the MDRP and providing the pro-forma disclosures required by SFAS 123. Employee Stock Ownership Plans ('ESOP'), including the Company's ESOP, are specifically excluded from the scope of SFAS 123.
                                 (-Page 7-)

Report of Independent Auditors

Board of Directors
Eagle BancGroup, Inc.

We have audited the accompanying consolidated statements of condition of Eagle BancGroup, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income cash, and cash flows and changes in stockholders' equity for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes examining, on a test basis, evidence supporting the amounts
                               -Page 77-
and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Eagle BancGroup, Inc. and subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

As discussed in Note 2 of the Notes to the Consolidated Financial Statements, in 1994 the Company changed its method of accounting for certain investments in debt and equity securities as a result of adopting a new accounting standard.

/S/ Ernst & Young LLP

Indianapolis, Indiana
January 17, 1997
                                 (-Page 8-)
                                -Page 78-

                    Eagle BancGroup, Inc.
              Consolidated Statements of Condition

                                                            December 31,
                                                          1996        1995
                                                     (amounts in thousands)
ASSETS
Cash on hand and in other institutions                   1,487       1,072
Fedeeal funds sold and overnight deposits                5,573       2,828
Investment securities-available for sale(Note 2)        16,438      11,810
Mortgage-backed securities-available for sale(Note 2)   37,445      41,376
Loans receivable, net (Note 3)                         106,641      88,786
Real estate owned                                          652         644
Premises and equipment (Note 4)                          2,889       3,112
Other assets                                             1,541       1,346
  Total Assets                                         172,666     150,974

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits (Note 5)                                      133,995     138,396
FHLB advances (Note 6)                                  15,300          -
Other liabilities                                        1,230       1,063
  Total Liabilities                                    150,525     139,459

Commitments and contingencies                               -           -


Stockholders' equity (Notes 8 and 9):
Preferred stock, par value $.01 per share,
  100,000 shares authorized, none issued                    -           -
Common stock, par value $.01 per share,
  5,000,000 shares authorized, 1,302,705
  and no shares issued, respectively                        13          -
Paid in capital                                         12,215          -
Unearned ESOP shares                                      (938)         -
Retained earnings-substantially restricted (Note 8)     11,188      11,677
Unrealized losses on investments-net of tax (Note 2)      (337)       (162)
  Total Stockholders' Equity                            22,141      11,515

  Total Liabilities and Stockholders' Equity           172,666     150,974

See accompanying notes.
                                 (-Page 9-)
                                 -Page 79-

                         Eagle BancGroup, Inc.
                   Consolidated Statements of Income

                                           For the Year Ended December 31,
                                          1996          1995          1994
                                 (amounts in thousands except per share data)
Interest income:
  Interest and fees on loans              7,681         6,899         5,809
  Interest on investment securities
    and temporary investments             1,055           804           708
  Interest on mortgage-backed
    securities                            2,358         2,230         2,078
    Total Interest Income                11,094         9,933         8,595

Interest expense:
  Interest on deposits:
    Passbooks                               577           494           474
    MMDA and NOW                            181           189           238
    Certificates of deposit               6,673         6,612         4,542
      Total interest on deposits          7,431         7,295         5,254
  Interest on borrowed funds                272            81           142
    Total Interest Expense                7,703         7,376         5,396

Net Interest Income Before Provision
  for Loan Losses                         3,391         2,557         3,199

Provision for loan losses                   183           100           (32)

Net Interest Income After Provision
  for Loan Losses                         3,208         2,457         3,231

Non-interest income:
  Loan servicing                            146            97           106
  Gains on loans sold (Note 3)               68            51            26
  Gains on securities sold (Note 2)          15            -              6
  Other                                     189           247           123
    Total Non-Interest Income               418           395           261

Non-interest expense
  Salaries and employee benefits          1,736         1,618         1,514
  Net occupancy                             544           552           423
  Federal deposit insurance
    premiums (Note 14)                    1,231           335           319
  Data processing                           249           223           186
  Other                                     613           227           398
    Total Non-Interest Expense            4,373         2,955         2,840

Income(Loss) Before Federal Income Taxes   (747)         (103)          652
Federal income tax (benefit)
  expense(Note 7)                          (258)          (30)          222
Net Income(Loss)                           (489)          (73)          430

Earnings per share (Note 1)              $(0.38)          N/A           N/A

See accompanying notes.
                                 (-Page 10-)
                                  -Page 80-

                             Eagle BancGroup, Inc.
                      Consolidated Statements of Cash Flows


                                           For the Year Ended December 31,
                                            1996          1995       1994
                                               (amounts in thousands)
Operating Activities
Net (loss)income                            (489)         (73)        430
Adjustment to reconcile net (loss)
  income to net cash provided by
  operating activities:
  Provision for loan losses                  183          100         (32)
  Provision for depreciation                 288          452         396
  Deferred income taxes                      (39)         103          75
  Amortization of premiums and discounts
    on investment securities                  74           29          27
  Net gains on sales of investment
    securities                               (15)           -          (6)
  (Purchase)sale of FHLB stock              (261)         (44)        334
  Release of ESOP shares                     104            -           -
  Proceeds from sale of mortgage loans
    originated-for-sale                   10,776        7,039       2,317
  Loans receivable originated-for-sale    (9,209)      (6,988)     (2,291)
  Increase in accrued interest receivable   (130)         (84)        (94)
  Increase(decrease) in accrued
    interest payable                          94          (19)         27
  Increase in other assets                   (65)        (195)       (242)
  Increase (decrease)in other liabilities     79          (19)       (141)
Net Cash Provided by Operating Activities  1,390          301         800

Investing Activities
Proceeds from sale of investment
  securities                              10,602        1,035       2,076
Purchases of investment securities       (15,019)      (1,998)     (4,444)
Purchases of mtg-backed securities       (11,667)      (9,892)     (6,714)
Proceeds from sale of mtg-backed
  securities                               9,749            -       9,927
Principal collected on mtg-backed
  securities                               5,625        3,457       3,318
Principal collected on loans receivable   34,270       22,456      21,059
Loans receivable originated              (53,796)     (27,757)    (36,739)
Purchases of premises and equipment          (65)         (91)     (1,753)
Net (purchases) sales of real estate          (8)       5,620         187
Net Cash Used by Investing Activities    (20,309)      (7,170)    (13,083)

Financing Activities
Change in savings accounts, demand
  deposits and NOW accounts                1,520          605      (2,982)
Change in certificate accounts            (5,927)      15,397         212
Increase(decrease) in borrowings          15,300       (7,936)      7,936
Proceeds from the sale of capital stock   11,186            -           -
Net Cash Provided by Financing Activities 22,079        8,066       5,166
                                  -Page 81-
Net increase(decrease) in cash and cash
  equivalents                              3,160        1,197      (7,117)

Cash and cash equivalents at beginning
  of year                                  3,900        2,703       9,820

Cash and Cash Equivalents at End of Year   7,060        3,900       2,703

See accompanying notes.

                                 (-Page 11-)

                                   Eagle BancGroup, Inc.
               Consolidated Statement of Changes in Stockholders' Equity

                                                           Unearned
                    Common  Paid-In  Retained  Unrealized    ESOP
                     Stock  Capital  Earnings  Gain(loss)   Shares    Total
                                    (Amounts in thousands)
Balance as of
  January 1, 1994       -        -     11,320          -         -   11,320
Net income                                430                           430
Change in unrealized
  loss                                             (2,249)           (2,249)
Balance as of
  December 31, 1994     -        -     11,750      (2,249)       -    9,501

Net loss                                  (73)                          (73)
Change in unrealized
  loss                                              2,087             2,087
Balance as of
  December 31, 1995     -        -     11,677        (162)           11,515

Sale of capital
  stock                 13   12,215                                  12,228
Common stock
  acquired by ESOP                                           (1,042) (1,042)
Release of ESOP shares                                          104     104
Net loss                                 (489)                         (489)
Change in unrealized
  loss                                               (175)             (175)
Balance as of
  December 31, 1996     13   12,215    11,188        (337)     (938) 22,141

See accompanying notes.

                                Eagle BancGroup, Inc.
                     Notes to Consolidated Financial Statements

1. Significant Accounting Policies

Organization

Eagle BancGroup, Inc. ('Eagle') was formed in January, 1996 and purchased all of the stock of First Federal Savings and Loan Association ('First Federal') with the proceeds of a subscription stock offering completed in June, 1996. Simultaneous to the stock offering, First Federal converted from a federally-chartered mutual savings association to a federally-chartered capital stock savings association. Prior to June, 1996, Eagle had no assets or liabilities. All financial information prior to 1996 relates to First Federal only.
                                  -Page 82-
Eagle issued 1,302,705 shares of common stock following the subscription stock offering. Expenses related to the offering totaled $799,000 and $1,042,000 was loaned to First Federal to create an Employee Stock Ownership Plan (Note
9). Net proceeds to Eagle were $11,186,000 of which $6,200,000 was paid to First Federal in exchange for all of the common stock of First Federal.
                                 (-Page 12-)

Business and Principles of Consolidation

The consolidated financial statements include the accounts of Eagle, its wholly-owned subsidiary, First Federal and First Federal's wholly-owned subsidiary, FFS Investment Services, Inc.(collectively, the 'Company'). Eagle is an unitary savings and loan holding company engaged in the business of managing its investments and directing, planning and coordinating the business activities of First Federal. First Federal operates as a traditional thrift institution in McLean and surrounding counties of Central Illinois. FFS Investment Services, Inc. sells investment products, including annuities. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash Equivalents

Cash equivalents include federal funds sold and overnight deposits. Generally, federal funds are sold for one-day periods.

Investments

Management determines the appropriate classification of debt securities at the time of purchase. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost. Debt securities not classified as held-to-maturity are classified as available for sale and are carried at fair value, with unrealized gains and losses, net of tax, reported in a separate category of equity. At December 31, 1996 and 1995 all debt securities are classified as available-for-sale.

The carrying value of debt securities classified as held-to-maturity or available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity computed using the level-yield method. Such amortization is included in interest income. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in other income. The cost of securities sold is based on the specific identification method.

Stock in the Federal Home Loan Bank of Chicago is stated at cost and the amount of stock First Federal is required to own is determined by regulation.

Loans Receivable

First Federal has a mortgage lien on all property on which mortgage, participation or purchased loans are made. Loans secured by deposits are secured by equal or greater deposit account balances. In general, First Federal originates all long-term fixed rate mortgage loans for sale in the secondary market. Other fixed rate loans and all adjustable rate loans are held for long-term investment unless designated as held for sale at the time of origination. Loans designated as held for sale are carried at the lower of cost or market value with changes in the valuation allowance reflected in income. All loans are sold without recourse.
                                 (-Page 13-)
                                 -Page 83-
Allowance for Loan Losses

The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses and subsequent recoveries, if any, are credited to the allowance. In 1995, Statement of Financial Accounting Standards No. 114, 'Accounting by Creditors for Impairment of a Loan' ('SFAS 114') and Statement of Financial Accounting Standards No. 118, 'Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures' ('SFAS 118'), an amendment to SFAS 114, were adopted. The allowance for loan losses related to troubled loans identified for evaluation in accordance with SFAS 114 is based on estimated discounted cash flows using the loan's initial effective interest rate or the fair value of the collateral for certain collateral dependent loans. Consumer loans and one-to-four family residential loans are collectively evaluated for impairment as homogeneous loan groups which are outside the scope of SFAS 114. Under SFAS 118, no interest income
on loans determined to be impaired is accrued.   Interest income on such loans
is recognized only upon cash receipt. SFAS 114 and SFAS 118 have not had a significant impact on results of operations in 1996 or 1995.

The allowance for loan losses is maintained at a level believed adequate by management to absorb estimated future losses inherent in the loan portfolio. Management's determination of the adequacy of the allowance is based on an evaluation of the portfolio including consideration of past loan experience, current economic conditions, volume, growth and composition of the loan portfolio and other relevant factors. This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change.

Interest on Loans, Mortgage Loan Fees and Discounts

Interest income on loans is computed monthly based upon the principal amount of the loans outstanding. Allowances are established for uncollected interest on mortgage loans on which any payments are more than 90 days past due.

Loan origination and commitment fees and certain direct loan origination costs are deferred and the net amount is amortized as an adjustment to yield over the contractual life of the related loans for loans originated after December 31, 1987. For loans originated prior to that date, such fees were generally recognized in income in the year the loan was made.

Real Estate Owned

Real estate owned includes land acquired for investment and properties arising from loan foreclosure or deed in lieu of foreclosure. All real estate owned is carried at the lower of cost (the unpaid balance at the date of acquisition plus foreclosure and other related costs) or fair value, less estimated selling costs. Costs of improvements made to facilitate sale are capitalized; costs of holding the property, including depreciation, are charged to expense.

Premises and Equipment

Premises and equipment is stated at cost less accumulated depreciation. Provisions for depreciation of premises and equipment are computed using straight-line and accelerated methods over the estimated useful lives of the related assets.
                                    -Page 84-
The Company recognizes impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Assets to be disposed of are recorded at the lower of their carrying amount or fair value less cost to sell.
                                 (-Page 14-)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Earnings Per Share

Earnings per share are based on 1,302,705 average shares outstanding for 1996. Earnings per share information for 1995 and 1994 is not applicable as no shares were issued or outstanding prior to the subscription stock offering in 1996.

Reclassifications

Certain elements of the 1995 and 1994 consolidated financial statements have been reclassified to conform with the presentation herein.

2. Investments

Statement of Financial Accounting Standards No. 115, 'Accounting for Certain Investments in Debt and Equity Securities', was adopted as of January 1, 1994 resulting in a $200,000 increase in the carrying value of investment securities to reflect the net unrealized holding gains on securities classified as available-for-sale on that date. The securities had previously been carried at amortized cost. The after tax effect of $133,000 was recognized as an addition to equity. These additions represent non-cash adjustments of carrying value. Investments are summarized as follows:

                                           Gross       Gross     Estimated
                              Amortized  Unrealized  Unrealized    Fair
                                Cost       Gains       Losses      Value
                                       (amounts in thousands)
December 31, 1996
  Investment securities
U. S. Treasury and
  agencies                     15,181         4         149        15,036
Stock in Federal Home
  Loan Bank of Chicago            955         -           -           955
Other debt securities             447         -           -           447
Total Investment Securities    16,583         4         149        16,438

  Mortgage-backed securities
Collateralized mortgage
  obligations                  18,125         6         298        17,833
Other mortgage-backed
  securities                   19,685        77         150        19,612
Total Mortgage-Backed
  Securities                   37,810        83         448        37,445

Total Investments              54,393        87         597        53,883

                                 (-Page 15-)
                                 -Page 85-

                                           Gross       Gross     Estimated
                              Amortized  Unrealized  Unrealized    Fair
                                Cost       Gains       Losses      Value
                                         (amounts in thousands)
December 31, 1995
  Investment securities
U. S. Treasury and
  agencies                     10,664        27          57        10,634
Stock in Federal Home
  Loan Bank of Chicago            694         0           0           694
Other debt securities             482         0           0           482
Total Investment Securities    11,840        27          57        11,810

  Mortgage-backed securities
Collateralized mortgage
  obligations                  21,305        25         358        20,972
Other mortgage-backed
  securities                   20,286       182          64        20,404
Total Mortgage-Backed
  Securities                   41,591       207         422        41,376

Total Investments              53,431       234         479        53,186

The amortized cost and market value of investment and mortgage-backed securities at December 31, 1996, by contractual maturity, are as follows:

                                            Amortized          Market
                                              Cost             Value
                                              (amounts in thousands)
Due in one year or less                        1,068            1,072
Due after one year through five years         15,827           15,668
Due after five years through ten years         4,204            4,100
Due in more than ten years                    33,294           33,043
Total                                         54,393           53,883

At December 31, 1996, $36,370,000 par value of mortgage-backed and related securities were insured or guaranteed by quasi-governmental agencies (e.g. GNMA, FNMA, FHLMC). $1,116,000 par value of these securities were not insured or guaranteed by such agencies.

Accrued interest receivable on investment and mortgage-backed securities totaled $439,000 and $389,000 at December 31, 1996 and 1995, respectively. Gross realized gains on sales of investments were $49,000, $0 and $59,000 and gross realized losses on sales of investments were $34,000, $0 and $53,000 in 1996, 1995 and 1994, respectively.
                                 (-Page 16-)
                                 -Page 86-
3. Loans Receivable

Loans receivable consist of the following at December 31 (in thousands):

                                                1996            1995
Residential mortgage loans                    70,600          55,786
Commercial real estate loans                   3,827           4,484
Consumer loans                                32,159          28,720
Commercial installment loans                   1,145             541
Accrued interest receivable                      563             489
  Gross Loans                                108,294          90,020

Less:
  Deferred loan fees                              80              36
  Reserve for uncollected interest                40              45
  Allowance for loan losses                      923             907
  Undisbursed portion of loan proceeds           610             246
Loans Receivable, net                        106,641          88,786

Weighted average interest rate                  7.93%           8.02%

Loans serviced at December 31, 1996, 1995 and 1994 totaled $35,278,000, $32,913,000 and 30,650,000, respectively. On January 1, 1996, Statement of Financial Accounting Standards No. 122, 'Accounting for Mortgage Servicing Rights' ('SFAS 122') was adopted. SFAS 122 requires recognition of the rights to service loans for others, regardless of how the servicing rights were acquired, as a separate asset at the time of acquisition. The servicing rights asset will be amortized over the expected life of the serviced loans. In addition, SFAS 122 requires that the servicing rights asset be assessed for impairment based on the fair value of the rights with any impairment recognized in a valuation allowance. The Company used the discounted cash flow method to determine the value of servicing rights asset. At December 31, 1996, no impairment of the servicing rights asset was recognized. Retroactive adoption of SFAS 122 was not allowed. A summary of the 1996 activity in the servicing rights asset follows (in thousands):

Servicing rights on loans sold                    $58
Amortization of servicing rights                    7
Balance at end of year                            $51

Loans totaling $10,776,000, $7,039,000 and $2,317,000 were sold resulting in net gains of $68,000, $51,000 and $26,000 in 1996, 1995 and 1994,
respectively.

Advances from the Federal Home Loan Bank of Chicago are secured by a floating lien on First Federal's one-to-four family residential mortgage loans (see note 6).

Lending activities are concentrated within a 50-mile radius of Bloomington, Illinois. Unused consumer lines of credit totaled $3,544,000 and $2,480,000 at December 31, 1996 and 1995, respectively.
                                 (-Page 17-)
                                 -Page 87-

Changes in the allowance for loan losses are as follows (in thousands):

                                          1996       1995       1994
Balance at beginning of year               907        873        946
Provision for losses                       183        100        (32)
Charge-offs                               (178)       (68)       (43)
Recoveries                                  11          2          2
Balance at end of year                     923        907        873

4. Premises and Equipment

Premises and equipment is summarized as follows at December 31 (in thousands):

                                                 1996        1995
Land                                              775         775
Buildings                                       2,906       2,900
Furniture and equipment                         2,127       2,069
                                                5,808       5,744
Less allowance for depreciation                 2,919       2,632
                                                2,889       3,112

5. Deposits

Deposits at December 31 are summarized as follows (in thousands):

                                     1996                    1995
                              Weighted                Weighted
                               Average                 Average
                           Interest Rate   Amount   Interest Rate   Amount
Passbook accounts               3.663%    $15,668       3.622%     $14,700

NOW accounts                    1.941       9,230       2.083        8,678
Certificate accounts
  (original term)
   91 day                       4.433         614       4.386          654
   6 month                      5.013       8,095       5.286        9,160
   9 month                      5.088       3,922       5.750        5,603
   1 year                       5.388      19,537       6.195       22,980
   2 year                       6.376      13,851       6.181       12,854
   2 1/2 year                   6.121      18,151       5.943       16,901
   3 year                       5.700       6,179       5.357        7,800
   4 year                       6.988       5,370       7.068        5,094
   5 year                       5.584       3,182       6.053        3,606
   6 year                       6.679      10,202       6.678        9,840
   Jumbo (over
     ($100,000)                 6.180       8,058       6.637        7,764
   IRA                          6.210      11,911       6.391       12,743
                                          133,970                  138,377
Accrued interest                               25                       19
                                5.416%   $133,995       5.603%    $138,396

                                  (-Page 18-)
Interest totaling $7,609,000, $7,395,000 and $5,368,000 was paid on deposits and other borrowings in 1996, 1995 and 1994, respectively. Investments with a book value of approximately $5,150,000 were pledged as of December 31, 1996 to secure public deposits and for other purposes as required or permitted by law. Deposits over $100,000 are not federally insured. Contractual maturities of certificates of deposit at December 31, 1996 were: 1997- $63,865,000; 1998- $17,241,000; 1999- $15,215,000; 2000- $10,333,000; 2001- $2,085,000 and after
2001- $333,000.
                                -Page 88-
6. Other Borrowings

FHLB advances are funds borrowed from the Federal Home Loan Bank of Chicago under various terms and conditions. Open line, variable rate advances are generally held for short terms. Fixed amount advances can have fixed or variable rates with short or long term maturities and generally allow prepayments under certain conditions. At December 31, 1996 all FHLB advances were fixed amounts. All advances are secured by all stock in the Federal Home Loan Bank and a blanket floating lien on First Federal's one-to-four family residential mortgage loans. During 1996 and 1995, First Federal entered into repurchase agreements under which funds were borrowed in exchange for investment securities pledged to and held by counterparties. No such agreements were in effect at any month end in 1996 or 1995, including December. The average amount of repurchase agreements outstanding was $44,000 and $171,000 and the average rates paid on the repurchase agreements were
5.25% and 6.78% in 1996 and 1995, respectively.   A summary of FHLB advances
follows (in thousands):

                                              1996            1995
  Balance on December 31                     15,300              -
  Highest month-end balance                  19,100           5,000
  Average balance during the year             4,342           1,075
  Average rate during the year                 6.20%           6.49%
  Average rate at year-end                     5.73%             -

7. Income Taxes

The provision for federal income taxes for the years ended December 31 consists of the following (in thousands):

                                                 1996      1995      1994
Current (benefit) expense                        (254)     (145)      150
Deferred (benefit) expense                         (4)      115        72
Total (Benefit) Expense                          (258)      (30)      222

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the years ended December 31 follows:

                                                 1996      1995      1994
Statutory rate                                    34%       34%       34%
Recoveries on sales of real estate owned           -        (4%)       -
Municipal bond interest and other                  1%       (1%)       -
                                                  35%       29%       34%

                                 (-Page 19-)
                                 -Page 89-

The components of the deferred tax asset (liability) at December 31 are as follows (in thousands):

                                                     1996         1995
Deferred tax assets:
  Provision for holding losses on investment
    securities and mortgage-backed securities         172           80
  Allowance for loan and real estate losses           314          334
  Deferred compensation                                71           70
  Other                                               158          114
    Gross Deferred Tax Asset                          715          598
Deferred tax liabilities:
  Depreciation                                       (280)        (288)
  Other                                               (45)         (45)
    Gross Deferred Tax Liability                     (325)        (333)

Net Deferred Tax Asset                                390          265

Income tax payments of $0, $10,000 and $280,000 were made in 1996, 1995 and 1994, respectively.

8. Stockholders' Equity

Eagle has authorized the issuance of 100,000 shares of preferred stock with a par value of $.01 per share. Preferred stock may be issued by the Board of Directors from time to time on terms set by the Board without further authorization from the stockholders.

Pursuant to the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ('FIRREA'), as implemented by a rule promulgated by the Office of Thrift Supervision ('OTS'), savings institutions must meet three separate minimum capital-to-assets requirements: (i) a risk based capital requirement of 8% of risk-weighted assets, (ii) a leverage ratio of 3% core capital to adjusted tangible assets and (iii) a tangible capital requirement of 1.5% tangible core capital to tangible assets. The following table summarizes, as of December 31, 1996 and 1995, the capital requirements under FIRREA, the actual capital and the capital ratios of First Federal (in thousands):

                               Capital             Actual
                            Requirements           Capital
                          Percent   Amount    Percent   Amount      Excess
December 31, 1996
     Risk-based             8.0%     7,513     18.29%   17,175       9,662
     Leverage               3.0%     5,070      9.66%   16,325      11,255
     Tangible               1.5%     2,535      9.66%   16,325      13,790

December 31, 1995
     Risk-based             8.0%     6,330     15.78%   17,175      10,845
     Leverage               3.0      4,534      7.73    16,325      11,791
     Tangible               1.5      2,267      7.73    16,325      14,058

                                         -Page 90-

At December 31,1996, equity is reconciled to Actual Capital in the above table as follows (in thousands):
 Equity - per statement of condition                        22,141
 Equity at parent company                                   (6,145)
 Equity at First Federal                                    15,996
 Unrealized investment holding losses at First Federal         329
 Leverage and tangible capital                              16,325
 General loan loss allowance                                   850
 Risk-based capital                                         17,175

                                  (-Page 20-)
The Company qualified under provisions of the Internal Revenue Code which permitted it to deduct from taxable income a provision for bad debts which was differs from the provision for such losses charged to income. Accordingly, retained earnings at December 31, 1996 includes approximately $3,563,000 for which no provision for federal income taxes has been made. If, in the future, this portion of retained earnings is used for any purpose other than to absorb loan losses, federal income taxes may be imposed at the then appicable rates.

First Federal established a liquidation account at the time of conversion from a mutual savings association to a capital stock savings association. The account balance was equal to the amount of First Federal's net worth on June 29, 1996. The account will be maintained for the benefit of eligible deposit account holders who continue to maintain deposit accounts following the conversion. In the unlikely event of a complete liquidation, each eligible deposit account holder will be entitled to receive a liquidation distribution of any assets remaining after payment of all valid creditor's claims, including the claims of all depositors to the withdrawal values of their deposit accounts, but before any liquidation distribution may be made with respect to Eagle's common stock. Eligible deposit account holders have a subaccount in the liquidation account for each deposit account as of March 31, 1996. The liquidation account balance will gradually decrease as eligible deposit account holders subaccount balances are reduced or cease to exist. Dividends cannot be paid from the liquidation account.

The Board of Directors may declare dividends to be paid on Eagle's common stock the payment of which may depend on dividends paid by First Federal to Eagle. The amount First Federal can pay in dividends is limited by Office of Thrift Supervision rules that generally allow for capital distributions in any calendar year equal to the higher of net income for the calendar year to date plus an amount that would reduce by one-half the surplus capital ratio at the beginning of the calendar year or 75% of the net income over the previous four
quarters.   As of January 1, 1997, First Federal's allowable capital
distribution amount was approximately $5,600,000.

9. Employee and Director Benefit Plans

Pension Plan - First Federal has a defined benefit pension plan that was frozen on March 31, 1996 as a result of the creation of the Employee Stock Ownership Plan (see below). Benefits, which were based on years of service and compensation, ceased to accrue January 1, 1996. Annual contributions are made to the plan as required by actuarial calculation and as allowed as a deduction for federal income tax purposes. Contributions are intended to provide for benefits attributed to service through December 31, 1995. The following table sets forth the plan's funded status and amounts recognized in the Company's statement of financial condition at December 31 (in thousands):
                                     -Page 91-

                                                          1996        1995
Actuarial present value of benefit obligations:
  Accumulated benefit obligation, including vested
    benefits of $511,000 in 1996 and $393,000 in 1995      546         402

Projected benefit obligation for service rendered          562         657

Plan assets at fair value                                  473         447

Plan assets in excess of (less than) projected
  benefit obligation                                       (89)       (210)
Unrecognized net loss from past experience
  different from that assumed and effects of
  changes in assumptions                                    64         189
Prior service cost, subsequent to the curtailment,
  not yet recognized in net periodic pension cost            4          26
Unrecognized net asset at December 31                      (19)        (20)
Prepaid (Accrued) Pension Cost                             (40)        (15)

                                (-Page 21-)

Net pension expense for the years ended December 31 included the following components (in thousands):
                                                 1996       1995     1994
Service costs-benefits earned during the year      19         64       48
Interest cost on projected benefit obligation      42         55       54
Actual return on plan assets                      (54)       (61)      17
Net amortization and deferral                      26         28      (50)
Net Periodic Pension Expense                       33         86       69

401(k) Plan - First Federal maintains a 401(k) plan that allows eligible employees to establish a tax-favored savings plan. Matching contributions were made by First Federal up to a maximum of $1,000 per employee annually to all eligible employees on the last day of 1996, 1995 and 1994. Future contributions may be made by First Federal at the discretion of the Board of Directors. Eligible employees fully vest in their share of employer contributions after six years of qualified service. Matching expense for 1996, 1995 and 1994 totaled $22,000, $24,000 and $22,000, respectively.

Employee Stock Ownership Plan ('ESOP') - In conjunction with Eagle's subscription stock offering, an ESOP was created and 104,216 shares of Eagle's stock were purchased for future allocation to employees. The purchase was funded with a loan from Eagle. Shares will be allocated to all eligible employees annually on the last day of the fiscal year based on a pro rata share of total compensation for the year. Benefits will vest over a six year schedule and in full upon completion of six years of qualified service commencing with 1996.

First Federal will make minimum contributions to the ESOP sufficient to meet annual principal and interest obligations on the loan from Eagle.
Contributions in excess of this amount may be made at First Federal's discretion. Cash dividends received with respect to unallocated shares, if any, will be applied to principal and interest due on the loan.

On December 31, 1996, 10,422 shares were released for allocation to eligible participants in the ESOP and 93,794 shares remain unallocated. First Federal contributed $147,000 to the ESOP with this amount accounted for as compensation and employee benefits expense. Of this amount, $43,000 was recognized as interest income by the Company, which resulted in net expense on a consolidated basis of $104,000 for 1996.
                                  -Page 92-
Management Development and Recognition Plan and Stock Option Plan - A special meeting of stockholders scheduled for February, 1997 will be held for the purpose of voting on a Management Development and Recognition Plan ('MDRP') and a Stock Option Plan ('SOP'). If approved, the MDRP will serve as a means of providing existing directors and selected officers and employees of Eagle and First Federal with a proprietary interest in the Company by awarding shares of stock to the participants. Under the plan, shares awarded would vest over a five year period. Annual compensation and employee benefits expense equal to the fair market value of the shares that vest at the end of each fiscal year would be recognized.

The SOP, if approved, would promote stock ownership by directors and selected officers and employees of Eagle and First Federal by granting stock options to participants. Options granted will vest and become exercisable over a five
year period.   Options granted are not expected to result in any compensation and employee benefits expense for the Company either at time of the grant or at the time of exercise of the option.
                                 (-Page 22-)
10. Loans to Related Parties

Certain directors and officers of the Company were loan customers in the ordinary course of business during 1996 and 1995. Such loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties. A summary of the activity in such loans follows (in thousands):

                                                 1996        1995
Balance at beginning of year                      617         654
New loans made                                    336         126
Less: Repayments                                  156         163
Balance at end of year                            797         617

11. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, 'Disclosures About Fair Value of Financial Instruments' ('SFAS 107'), requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate the value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

     Cash and short-term investments: The carrying amounts reported in the balance sheet for cash and short-term investments approximate their fair values.

     Investment securities (including mortgage-backed securities): Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are
                                  -Page 93-
     based on quoted market prices of comparable instruments.

     Loans receivable: For variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for all other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The carrying amount of accrued interest approximates its fair value.
                                 (-Page 23-)
     Deposit liabilities: The fair values disclosed for demand deposits, including interest-bearing and non-interest bearing accounts, passbook savings and certain types of money market accounts are, by definition, equal to the amount payable on demand at the reporting date (i.e. their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

     Off-balance-sheet instruments: Fair values of off-balance-sheet instruments (loan commitments) are based on quoted rates and fees currently charged to enter into similar agreements, taking into account the counterparties' credit standing. The terms of loan commitments outstanding at December 31, 1996 are comparable to terms available for new commitments at that date.

The estimated fair values of the Company's financial instruments at December 31 are as follows (in thousands):

                                                          1996
                                                Carrying           Fair
                                                 Amount            Value
Assets
  Cash on hand and in other institutions          1,487            1,487
  Federal funds sold and overnight deposits       5,573            5,573
  Investment securities                          53,883           53,883
  Net loans                                     106,641          106,487

Liabilities
  Deposits                                      133,995          134,456
  Borrowed funds                                 15,300           15,297


                                                          1995
                                   							       Carrying          Fair
                                                  Amount           Value
Assets
  Cash on hand and in other institutions           1,072           1,072
  Federal funds sold and overnight deposits        2,828           2,828
  Investment securities                           53,186          53,186
  Net loans                                       88,786          89,021

Liabilities
  Deposits                                       138,396         141,001
  Borrowed funds                                      -               -

                                 (-Page 24-)
                                 -Page 94-
12. Quarterly Financial Data (Unaudited)

Summarized quarterly financial data for 1996 and 1995 follows:

                                                   1996
                                  First     Second      Third     Fourth
                                 Quarter    Quarter    Quarter    Quarter
                                   (in thousands except per share data)
Operating Summary
  Interest income                  2,598      2,664      2,820      3,012
  Interest expense                 1,902      1,916      1,881      2,004
    Net interest income              696        748        939      1,008
  Provision for loan losses           15         20        103         45
    Net interest income after
      provision for loan losses      681        728        836        963
  Non-interest income                109         75         69        165
  Non-interest expense               839        827      1,772        935
    Income before income tax         (49)       (24)      (867)       193
  Income tax (benefit) expense       (15)       ( 8)      (277)        42
    Net income (loss)                (34)       (16)      (590)       151

Per Share Data
  Net income (loss)                  N/A       (.01)      (.45)       .12
  Book value                         N/A      17.15      16.76      17.00

Selected Balance Sheet Averages
  Assets                         151,136    155,718    160,432    170,168
  Investment securities           56,153     56,513     56,610     58,168
  Loans                           89,292     93,690    100,375    106,035
  Interest bearing deposits      138,200    138,158    133,834    132,356
  Borrowed funds                      -       1,428      2,224     13,812
  Stockholders' equity (Note 1)   11,434     14,432     21,219     21,448

                                 (-Page 25-)
                                 -Page 95-

                                                   1995
                                  First     Second      Third     Fourth
                                 Quarter    Quarter    Quarter    Quarter
                                   (in thousands except per share data)
Operating Summary
  Interest income                  2,340      2,456      2,527      2,610
  Interest expense                 1,638      1,840      1,951      1,947
    Net interest income              702        616        576        663
  Provision for loan losses           15         15         15         55
    Net interest income	after
      provision for loan losses      687        601        561        608
  Non-interest income                 96        123         92         84
  Non-interest expense               688        662        874        731
    Net income before tax             95         62       (221)       (39)
  Income tax (benefit) expense        30         20        (68)       (12)
    Net income (loss)                 65         42       (153)       (27)

Per Share Data:
  Net income (loss)                  N/A        N/A        N/A        N/A
  Book value                         N/A        N/A        N/A        N/A

Selected Balance Sheet Averages
  Assets                         144,358    150,369    152,828    150,513
  Investment securities           45,817     50,167     52,063     53,696
  Loans                           85,670     87,916     88,093     89,405
  Interest bearing deposits      129,886    138,737    138,289    137,997
  Borrowed funds                   4,649         27        117        240
  Equity                           9,700     10,774     11,477     11,125

                                 (-Page 26-)

13. Parent Company Information

Condensed financial information for Eagle BancGroup, Inc (parent company only)
follows (in thousands):
                                                    December 31, 1996
Condensed Balance Sheet
Assets
  Cash on deposit with bank subsidiary                     1,074
  Investment securities available for
    sale at market value, cost $4,060                      4,048
  Investment in subsidiary                                15,995
  First Federal ESOP loan                                  1,085
    Total Assets                                          22,202

Liabilities and Stockholders' Equity
  Liabilities                                                 61
  Stockholders' Equity                                    22,141
    Total Liabilities and Stockholders' Equity            22,202

                                     -Page 96-

Condensed Statement of Income
                                                       Year Ended
                                                   December 31, 1996
  Interest income on investments                             154
  Interest income on ESOP loan                                43
    Total Interest Income                                    197

  Non-interest income                                          9
  Non-interest expense                                        15
    Income Before Income Tax                                 191
  Income tax expense                                          65
    Income Before Equity in Undistributed
      Net Income of Subsidiary                               126
  Equity in undistributed net income (loss)
    of subsidiary                                           (615)

    Net Loss                                                (489)

                                 (-Page 27-)

Condensed Statement of Cash Flows
                                                        Year Ended
                                                    December 31, 1996
Operating Activities
Net loss                                                    (489)
Adjustments to reconcile net income to net
  cash provided by operating activities
  Undistributed earnings of subsidiary                       615
  Increase in accrued interest receivable                   (105)
  Increase in other liabilities                               61
Net Cash Provided by Operating Activities                     82

Investing Activities
  Purchases of available for sale securities              (6,030)
  Proceeds from sale of available for sale
    securities                                             2,036
  Loan to ESOP for stock purchase                         (1,042)
Net Cash Used by Investing Activities                     (5,036)

Financing Activities
  Proceeds from sale of common stock                      12,228
  Purchase of First Federal common stock                  (6,200)
Net Cash Provided by Financing Activities                  6,028

Increase in cash and cash equivalents                      1,074

Cash and cash equivalents at beginning of period               -

Cash and Cash Equivalents at End of Year Period            1,074

14. SAIF Recapitalization

The Deposit Insurance Funds Act of 1996 (the 'Act') was signed into law on September 30, 1996. The Act included a provision to bring the Savings Association Insurance Fund ('SAIF') reserve ratio to the statutory minimum of 1.25% of insured deposits through a one-time special assessment on SAIF members. In November, 1996, savings institutions paid an assessment of $0.657 per $100 of deposits as of March 31, 1995. First Federal's special assessment amounted to $875,000. Net of tax, 1996 earnings
                                -Page 97-
were reduced $600,000. Starting in 1997, deposit insurance premium rates will be lower than in previous years as only the amount necessary to maintain the statutory minimum SAIF reserve ratio will be paid. SAIF members will continue to pay additional premiums to service the Financing Corporation debt, though the portion paid by SAIF members will decrease in three years.
                                  (-Page 28-)

OTHER CORPORATE INFORMATION
Directors of Eagle BancGroup, Inc.
Gerald A. Bradley, Chairman of the Board, Bloomington Tent and Awning Copmany, Bloomington, Illinois
Robert P. Dole, Retired President, National Union Electric Coporation,
Normal, Illnois
Louis F. Ulbrich, Attorney-at-Law, retired, Bloomington, Illinois
William J. Hanfland, Assistant Treasurer, Illinois Agricultural Association, Bloomington, Illinois
Steven J. Wannemacher, Executive Vice President, Heritage Enterprises, Inc., Bloomington, Illinois
Donald L. Fernandes, President and Chief Executive Officer, Eagle BancGroup, Inc., Bloomington, Illinois

Executive Officers - Eagle BancGroup, Inc.
Donald L. Fernandes, President and Chief Executive officer
Louis F. Ulbrich, Secretary

Senior Officers - First Federal Savings
Donald L. Fernandes, President and Chief Executive Officer
Gary Richardson, Vice President - Lending
Larry C. McClellan, Vice President - Operations
Laurel Beth Donovan, Vice President - Retail Banking Services

Corporate Headquarters
Eagle BancGroup, Inc., 301 Fairway Drive, P. O. Box 429, Bloomington, IL 61701 Telephone (309) 663-6345 Facsimile (309) 663-8763

Corporate Attorneys
Schiff Hardin & Waite, 7200 Sears Tower, Chicago, IL 60606

Independent Auditors
Ernst & Young LLP, One Indiana Square, Indianapolis, IN 46204

Transfer Agent and Registrar
Registrar and Transfer Company, 10 Commerce Drive, Cranford, NJ 07016
(908) 272-8511

Annual Meeting
The annual meeting of stockholders of Eagle BancGroup, Inc. will be held at 2:00 p.m. (CDT) on Wednesday, April 16, 1997 at The Best Western Eastland Suites Conference Center, Bloomington, Illinois.

Form 10-K Report
Single copies of Eagle BancGroup, Inc.'s 1996 Report on Form 10-K, as filed withthe Securities and Exchange Commission, are available at no charge. Contact Lori campbell, Assistant Secretary, Eagle BancGroup, Inc., 301 fairway Drive, Bloomington, IL 61701 or phone (309) 663-6345.
                                  -Page 98-
Common Stock - Market Information
The Company's common stock trades on The Nasdaq Stock Market under the symbol EGLB. At December 31, 1996, there were 1,302,705 shares of the Company's common stock issued and outstanding and there were approximately 450 holders of record and beneficial holders.

The high and low sales price of the Company's common stock for the quarters ended September 31 and December 31, 1996, as provided by Nasdaq, are as follows:
                                       High      Low
Quarter ended:
September 30, 1996                      13       10 1/4
December 31, 1996                       15       12 13/16

The Company has not paid any dividends. For information regarding resrictions on dividend payments see Note 8 of the Notes to Consolidated Financial
Statements.
                        (-Page 29 (inside back cover))
                                -Page 99-
