Form 10-K, Exhibit 13
period 1997-12-31
EAGLE BANCGROUP INC
filed 1998-03-31
CIK 1010856

Exhibit 13.1
1997 Annual Report
Eagle BancGroup, Inc.
Holding Company for First Federal Savings & Loan Association
Bloomington, Illinois

                               (Front Cover)

Eagle BancGroup, Inc. and subsidiary

Table of Contents
Financial Highlights                             1
Management's Discussion and Analysis             2
Independent Auditor's Report                    10
Consolidated Statements of Condition            11
Consolidated Statements of Income               12
Consolidated Statements of
  Changes in Stockholders' Equity               13
Consolidated Statements of Cash Flows           14
Notes to Consolidated Financial Statements      16
Other Corporate Information                     37

To Our Stockholders:

We are pleased to present to our stockholders this annual report for 1997. The theme used on the cover was chosen because we believe it captures the spirit and philosophy of the Company and its employees. The challenges we face are best met by a positive and aggressive approach, whereby we seek new possibilities and create opportunities which will have a positive and lasting effect on our employees, our customers, the communities we live in and our stockholders. We have established a goal to be the premier independent financial institution in the communities we serve by delivering outstanding service to our customers, with integrity and a friendly, personalized style.

The past year was a rewarding experience as we made significant progress in many areas. We believe the Company is positioned well to achieve the goals we have set for ourselves. We continue to work to grow and improve our financial performance, while enhancing the long-term investment value for our stockholders. The continued support we have received from our customers and our stockholders is greatly appreciated and we look forward to an exciting and prosperous year in 1998.

Sincerely,

/s/ Gerald A. Bradley                  /s/ Donald L. Fernandes
Gerald A. Bradley                      Donald L. Fernandes
Chairman of the Board                  President and Chief Executive Officer

                             (Inside Front Cover)

Eagle BancGroup, Inc. and Subsidiary

                             FINANCIAL HIGHLIGHTS
The following table sets forth, on a historical basis, selected consolidated financial data for the Company. Data prior to 1996 relates to First Federal only.

                               As of and For the Year Ended December 31,
                             1997      1996      1995      1994      1993
                             (Dollars in thousands except per share data)
Selected Financial Condition Data
Total assets              $171,137  $172,666  $150,974  $140,932  $137,368
Cash and due from banks      1,628     1,487     1,072     1,092       938
Federal funds sold and
 overnight deposits          3,386     5,573     2,828     1,611     8,882
Investments                 38,943    53,883    53,186    42,680    50,468
Loans, net                 122,409   106,641    88,786    83,589    67,939
Deposits                   131,452   133,995   138,396   122,388   125,156
FHLB advances and other
 borrowings                 18,000    15,300         -     7,936         -
Total equity                20,305    22,141    11,515     9,501    11,320

Selected Operating Data
Interest income            $12,326   $11,094   $ 9,933   $ 8,595   $ 8,913
Interest expense             8,121     7,703     7,376     5,396     5,838
Net interest income before
 provision for loan losses   4,205     3,391     2,557     3,199     3,075
Provision for loan losses      240       183       100       (32)       (3)
Net interest income after
 provision for loan losses   3,965     3,208     2,457     3,231     3,078
Non-interest income            576       418       395       261     1,206
Non-interest expense         3,768     4,373     2,955     2,840     2,584
Income (loss) before income
 taxes                         773      (747)     (103)      652     1,700
Income taxes                   264      (258)      (30)      222       570
Net income (loss)              509      (489)      (73)      430     1,130

Per Share Data
Book value per share        $17.24    $17.00       N/A       N/A       N/A
Basic earnings (loss)
 per share                    0.44     (0.38)      N/A       N/A       N/A
Diluted earnings (loss)
 per share                    0.44     (0.38)      N/A       N/A       N/A
Cash dividends per share         -         -       N/A       N/A       N/A

Selected Financial Ratios and Other Data
Performance Ratios (based on balance sheet averages) <F1>
  Return on assets            0.30%    -0.31%    -0.05%     0.31%     0.81%
  Return on equity            2.46%    -2.85%    -0.68%     4.15%    10.31%
  Interest rate spread
   during period <F2>         1.99%     1.69%     1.83%     2.54%     2.27%
  Net interest margin
   during period <F3>         2.53%     2.20%     1.85%     2.55%     2.38%
  Non-interest expense
   to assets <F4>             2.19%     2.74%     1.98%     2.06%     1.86%
  Non-interest income to
   assets                     0.33%     0.26%     0.26%     0.19%      .87%
  Interest-earning assets to
   interest-bearing
   liabilities                1.11x     1.10x     1.01x     1.00x     1.02x
Asset Quality Ratios
  Non-performing assets to
   total assets <F5>          0.54%     0.79%     0.80%     4.86%     5.56%
  Allowance for loan losses to
   non-performing loans     316.95%   130.92%   176.80%   219.35%   115.09%
  Net charge-offs to
   average gross loans        0.19%     0.17%     0.08%     0.05%     0.00%
Regulatory Capital and Capital Ratios <F6>
  Tangible capital ratio      9.99%     9.66%     7.73%     8.20%     8.22%
  Core capital ratio          9.99%     9.66%     7.73%     8.20%     8.22%
  Risk-based capital ratio   16.30%    18.29%    15.78%    15.80%    17.70%
  Average equity to
   average assets            12.04%    10.76%     7.21%     7.55%     7.89%
  Equity to assets at
   end of period             11.86%    12.82%     7.63%     6.74%     8.24%

<F1>
  With the exception of end of period ratios, all ratios are based on average month-end balances during the respective periods.
<F2>
  Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.
<F3>
  Net interest margin represents net interest income as a percentage of average interest-earning assets.
<F4>
The 1996 ratio reflects the effect of the SAIF special assessment.
<F5>
  Non-performing assets consist of non-performing loans and foreclosed real estate owned. The significant decline in this ratio between the 1994 to 1995 periods occurred as a result of the sale by First Federal of a substantial real estate owned property during the fourth quarter of 1995.
<F6>
  Tangible capital, Core capital and Risk-based capital ratios relate to First Federal only.

                                 (Page 1)

Eagle BancGroup, Inc. and Subsidiary
MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis of the results of operations and financial condition is intended to assist in understanding the financial condition, changes in financial condition and results of operations of Eagle BancGroup, Inc. This discussion should be read in conjunction with the consolidated financial statements, accompanying notes to consolidated financial statements and other information contained elsewhere in this report.

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

Financial information for periods before 1996 relates to First Federal Savings and Loan Association only.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

GENERAL. In 1997, the Company earned net income of $509,000, or $.44 per share, compared to a net loss of $489,000, or $(.38) per share, in 1996. The 1996 results include the SAIF capitalization special assessment which, net of tax, reduced earnings $600,000. Excluding the net effect of the special assessment, the Company had net income of $111,000 in 1996.

NET INTEREST INCOME. Net interest income increased to $4,205,000 in 1997 from $3,391,000 in 1996. The 24% increase in net interest income was due to improvement in the interest rate spread, which increased to 1.99% in 1997 from 1.69% in 1996. The interest rate spread is the difference between the yield on average interest earning assets and the cost of average interest bearing liabilities. The net interest margin, net interest income divided by average interest earning assets, also improved to 2.53% in 1997 from 2.20% in 1996. Interest income increased 11% to $12,326,000 in 1997 from $11,094,000 in 1996 and interest expense increased 5% to $8,121,000 in 1997 from $7,703,000 in 1996.

In 1997, the Company benefited from a full year's effect of the investment of the $11,186,000 net proceeds received from the initial stock offering completed in June of 1996. In addition, strong loan demand in 1997 and Company efforts to restructure the loan and investment portfolios resulted in an increase in average loans outstanding to $118,040,000 in 1997 from $97,380,000 in 1996. Much of the increase in loans outstanding was in residential mortgage loans. During the second half of 1997, the Company began to increase its emphasis on originations of commercial loans and commercial real estate mortgage loans. Total average interest earning assets were $165,975,000 in 1997 and $154,244,000 in 1996. The increased emphasis on loan originations resulted in higher yielding loans comprising a greater share of earning assets in 1997 than 1996. As a percentage of average interest earning assets, average loans outstanding equaled 71% in 1997 compared to 63% in 1996.
                                (Page 2)
The yield earned on average interest earning assets increased to 7.43% in 1997 from 7.19% in 1996. The yield earned on average loans outstanding was 8.02% in 1997 compared to 7.89% in 1996. The yield on the other interest earning assets was 5.95% in 1997 and 6.00% in 1996, and the average balance of these assets decreased to $47,935,000 in 1997 from $56,864,000 in 1996.

Average interest bearing liabilities increased to $149,417,000 in 1997 from $140,009,000 in 1996 while the rate paid on average interest bearing liabilities decreased to 5.44% in 1997 from 5.50% in 1996. Average borrowed funds, consisting entirely of Federal Home Loan Bank ('FHLB') advances, increased to $17,905,000 in 1997 from $4,386,000 in 1996 while average deposits decreased to $131,512,000 in 1997 from $135,623,000 in 1996. The increase in loans outstanding in 1997 was funded in part with FHLB advances. The rate paid on average borrowed funds decreased to 5.89% in 1997 from 6.20% in 1996 and the rate paid on average deposits decreased to 5.37% in 1997 from 5.48% in 1996.

At December 31, 1997, loans totaling $295,000 were contractually past due 90 days or more and were classified as non-accrual. Interest income is recognized on such loans only upon cash receipt and no interest income is accrued. In 1997, cash interest payments of $16,000 were included in interest income on the non-accrual loans. Additional interest income of $9,000 would have been recorded on the loans on an accrual basis. No other loans were contractually past due 90 days or more at December 31, 1997.

PROVISION FOR LOAN LOSSES. The provision for loan losses increased to $240,000 in 1997 from $183,000 in 1996 due mainly to the increased lending activity. The amount of the provision is determined through analysis of the loan portfolio and the allowance for loan losses, including a review of charge-offs and delinquencies, as well as industry practice and experience.
At December 31, 1997, the allowance for loan loss was $935,000, or .76% of total loans, compared to $923,000, or .86% of total loans, at December 31, 1996. The growth in the loan portfolio in 1997 related primarily to residential mortgage loans, which historically have low loss rates that did not justify a more significant increase in the allowance for loan losses. Net charge-offs were $228,000 in 1997, up from $167,000 in 1996. The net charge-offs in 1997 related entirely to consumer loans. The total balances of consumer loans decreased approximately $3,000,000 in 1997, due largely to less emphasis on the origination of indirect auto loans in 1997.

NON-INTEREST INCOME. Non-interest income increased to $576,000 in 1997 from $418,000 in 1996 due primarily to gains on loans sold, which increased to $178,000 in 1997 from $68,000 in 1996. Loans sold increased to $19,314,000 in
1997 from $10,844,000 in 1996. Net gains on securities sold increased to $46,000 in 1997 from $15,000 in 1996. In May, 1997, over $8,000,000 of securities were sold for gains of $58,000.  Later in 1997, $9,000,000 of
                                (Page 3)
securities, mostly underperforming mortgage-related holdings, was sold at a net loss of $23,000. Proceeds from the security sales were used primarily to originate loans. Service charges on deposit accounts increased to $80,000 in 1997 from $51,000 in 1996 due to an increased number of accounts and a revised account and fee schedule. Non-interest income was .33% of average assets in 1997 compared to .26% in 1996.

NON-INTEREST EXPENSE. Non-interest expense increased to $3,768,000 in 1997, compared to $3,498,000 in 1996, net of the SAIF special assessment. Total non-interest expenses in 1996 were $4,373,000 including the SAIF recapitalization special assessment of $875,000. Salaries and employee benefits increased to $2,150,000 in 1997 from $1,736,000 in 1996 due primarily to staff additions and normal increases in employee costs as well as expenses related to benefit plans implemented following the stock conversion. Data processing expense increased to $322,000 in 1997 from $249,000 in 1996 due to one-time expenses related to converting to a new data provider and deconverting from the previous provider. Audit and legal fees increased to $240,000 in 1997 from $120,000 in 1996 due primarily to increased corporate meeting and reporting requirements following formation of the holding company. The expense increases were partially offset by a decrease in regular FDIC premium expense to $67,000 in 1997 from $356,000 in 1996 due to the premium rate reduction following payment of the recapitalization special assessment in 1996.

As a percentage of average assets, non-interest expense was 2.19% in both 1997 and 1996, net of the recapitalization assessment.

INCOME TAX EXPENSE. Due to the increase in income before income tax, income tax expense was $264,000 in 1997 compared to a benefit for income tax of $258,000 in 1996. The effective tax rate was 34% in 1997 compared to an effective benefit rate of 35% in 1996.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995

GENERAL. In 1996, the Company had a net loss of $489,000, or $(.38) per share, compared to a net loss of $73,000 in 1995. The 1996 results include the SAIF recapitalization special assessment which reduced earnings $600,000, net of tax. Excluding the recapitalization assessment, the Company had net income of $111,000 in 1996.

NET INTEREST INCOME. Net interest income increased 33% to $3,391,000 in 1996 from $2,557,000 in 1995. Interest income increased 12% to $11,094,000 in 1996 from $9,933,000 in 1995 while interest expense increased 4% to $7,703,000 in 1996 from $7,376,000 in 1995. Interest-earning assets increased in 1996 compared to 1995 resulting in the increase in interest income and in net interest income. Average interest-earning assets increased to $154,244,000 in 1996 compared to $138,244,000 in 1995 due to the $11,186,000 net proceeds from the stock offering completed in June, 1996 and the over $5,000,000 received in late 1995 from the sale of a large commercial property that was held as real estate owned. These funds were used to originate loans or were invested in government or mortgage-backed securities. Comparing 1996 to 1995, average loans increased to $97,380,000 from $87,782,000 and average investments increased to $52,998,000 in 1997 from $46,444,000 in 1996. The yield on average interest-earning assets was 7.19% in 1996 and 1995.

Average interest-bearing liabilities increased to $140,009,000 in 1996 from $137,498,000 in 1995. Average deposits decreased to $135,623,000 in 1996 from $136,255,000 in 1995 while average borrowed funds increased to $4,386,000 in
                                (Page 4)
1996 from $1,243,000 in 1995. The rate paid on average interest-bearing liabilities increased to 5.50% in 1996 from 5.36% in 1995 due to an increase in the rate paid on average certificates of deposit to 5.97% in 1996 from 5.82% in 1995. The increase in the rate paid on average certificates of deposit was due to the higher rate environment in 1996 and 1995 than previous years and the full year effect of the 1995 deposit attraction marketing program that involved matching competitors' rates on certain certificates.
The rate paid on average borrowed funds decreased to 6.20% in 1996 from 6.52% in 1995.

The interest rate spread decreased to 1.69% in 1996 from 1.83% in 1995 due to the higher rate paid on average interest-bearing liabilities in 1996 than 1995. The net interest margin increased in 1996 to 2.20% from 1.85% in 1995 due to the increase in net interest income.

All loans contractually past due 90 days or more at December 31, 1996, which totaled $705,000, were classified as non-accrual. Interest income is recognized only upon cash receipt and no interest income is accrued on such loans. In 1996, cash interest payments of $47,000 were included in interest income related to these loans. Additional interest income of $40,000 would have been recorded on these loans on an accrual basis.

PROVISION FOR LOAN LOSS. In 1996, the provision for loan losses was $183,000 compared to $100,000 in 1995. The increase was in part the result of an increase in net charge-offs to $167,000 in 1996 from $66,000 in 1995.
Analysis of the allowance for loan losses, including a review of loan charge-offs and delinquencies as well as industry practice and experience, and an increase in the loan portfolio in 1996 from 1995, justified the amount of the provision. The increase in the allowance for loan losses relates primarily to consumer loans. The average balance of consumer loans increased over $4,000,000 in 1996 from 1995. At December 31, 1996, the allowance for loan losses was $923,000, or .86% of total loans, compared to $907,000, or 1.01% of total loans, at December 31, 1995.

NON-INTEREST INCOME. Non-interest income increased to $418,000 in 1996 from $395,000 in 1995. In 1996, the Company adopted Statement of Financial Accounting Standards No. 122, 'Accounting for Mortgage Servicing Rights' which resulted in recognition of a net servicing rights asset totaling $51,000. Gains on loans sold increased to $68,000 in 1996 from $51,000 in 1995 due to increased loan sales. Net gains on securities sold were $15,000 in 1996 compared to zero in 1995. Deposit account service fees increased $17,000 to $51,000 and brokerage commissions increased $19,000 to $44,000 in 1996 from 1995 due to an increased number of accounts. In 1995, $100,000 was recognized as income due to a reduction in the valuation allowance for loans held for sale. No income was recognized as a result of changes to the valuation allowance in 1996. Non-interest income equaled .26% of average assets in both 1996 and 1995.

NON-INTEREST EXPENSE. Non-interest expense increased to $4,373,000 in 1996 from $2,955,000 in 1995. Of this increase, $875,000 was due to the SAIF recapitalization special assessment paid in 1996. In 1995, net income from real estate owned operations totaled $184,000 compared to zero in 1996 due to
                                (Page 5)
the sale of the large commercial property on which the net rental income was generated. A gain of $50,000 was also realized on the sale of the property in 1995. Salaries and employee benefits increased $118,000 to $1,736,000 in 1996 from 1995 primarily due to expense related to the Employee Stock Ownership Plan established following the stock conversion in 1996.

New advertising campaigns accounted for a $78,000 increase in advertising expense to $121,000 in 1996 from 1995. The increased number of deposit accounts resulted in the following expense increases in 1996 from 1995: data processing increased $26,000 to $249,000; net ATM fees increased $24,000 to $30,000 and office supplies increased $19,000 to $59,000. Regular FDIC premium expense increased $21,000 to $356,000 in 1996 compared to 1995 due to higher deposits. Expenses related to holding company matters of $15,000 were realized following formation of the Company in 1996.

Net of the SAIF recapitalization special assessment, non-interest expense was 2.19% of average assets in 1996 compared to 1.98% in 1995.

INCOME TAX EXPENSE. In 1996, a benefit for income taxes of $258,000 was recorded compared to a benefit of $30,000 recorded in 1995. The effective tax benefit rate in 1996 was 35% compared to 29% in 1995.

FINANCIAL CONDITION

Total assets were $171,137,000 at December 31, 1997 a slight decrease from $172,666,000 at December 31, 1996. While total assets changed little, the composition of the portfolio of interest bearing assets did change considerably. During 1997, over $25,000,000 in securities were sold with approximately half of the proceeds used to originate residential mortgage or commercial loans.

Net loans increased 15% to $122,409,000 at December 31, 1997 from $106,641,000 at December 31, 1996. Much of the increase was in residential mortgage loans, which totaled $86,083,000 at December 31, 1997 and $70,600,000 at December 31, 1996. Origination of residential mortgage loans continues to be the primary focus of the Company's lending efforts. Most new residential loan production is sold in the secondary market. Efforts to originate direct consumer loans, commercial loans and commercial real estate loans have increased and less emphasis is being placed on the origination of indirect automobile loans. Commercial real estate and commercial loans increased to $8,379,000 at December 31, 1997 from $4,972,000 at December 31, 1996 while consumer loans, primarily indirect automobile loans, decreased to $29,236,000 at December 31, 1997 from $32,159,000 at December 31, 1996.

Investment securities decreased to $37,633,000 at December 31, 1997 from $52,928,000 at December 31, 1996. The decrease was primarily related to mortgage-backed securities, which totaled $24,596,000 at December 31, 1997 and $37,445,000 at December 31, 1996. The securities sold in 1997 provided funds for loan originations and also generated net realized gains, improving 1997 results and allowing the Company to dispose of some underperforming issues.

Total deposits decreased to $131,452,000 at December 31, 1997 from $133,995,000 at year-end, 1996. The Company continued to focus on reducing the cost of funds in 1997. Certificates of deposit attracted during aa 1995 marketing program that matured in 1997 were not offered special terms at renewal which resulted in a decrease in certificate balances from $109,072,000
                                (Page 6)
at December 31, 1996 to $104,735,000 at December 31, 1997. NOW account balances increased from $9,230,000 at December 31, 1996 to $11,569,000 at December 31, 1997 due in part to an enhanced NOW account product line in 1997.

Borrowed funds, all FHLB advances, increased to $18,000,000 at December 31, 1997 from $15,300,000 at December 31, 1996 as the Company continued to fund loan originations with FHLB advances when necessary in 1997. The increase in borrowed funds partially offset the decrease in deposits.

Stockholder's equity decreased to $20,305,000, or 11.9% of total assets, at December 31, 1997 from $22,141,000, or 12.8% of total assets, at December 31, 1996. In 1997, the Company repurchased 125,000 shares of stock to be held in treasury and purchased additional shares to be awarded under the Management Development and Recognition Plan that was approved by stockholders in 1997. Offsetting the decrease in equity due to the stock purchases was 1997 net income and a decrease in the net unrealized loss on investment securities from year-end 1996 to year-end 1997. Book value per share increased to $17.24 per share at December 31, 1997 from $17.00 per share at December 31, 1996.

Savings institutions are required to maintain minimum capital levels measured by three ratios: Risk-based capital to risk weighted assets of 8%; core capital to adjusted tangible assets of 3% and tangible core capital to tangible assets of 1.5%. At December 31, 1997, the Company's savings institution subsidiary had ratios of 16.30%, 9.99% and 9.99%, respectively, compared to December 31, 1996 ratios of 18.29%, 9.66% and 9.66%, respectively.

INTEREST RATE RISK

Interest rate risk is managed through evaluation of the interest rate risk inherent in certain assets and liabilities and the determination of the appropriate risk level given the Company's business strategy, operating environment, capital and liquidity requirements. Interest rate risk management guidelines are reviewed and approved by the Board of Directors. Successful management of interest rate risk can reduce the potential negative impact of changes in interest rates on the Company's operations.

The restructuring of the earning assets in the portfolio in 1997 and the receipt of funds from the subscription stock sale in 1996 are recent events that reduced the level of interest rate risk for the Company. Specific strategies used to reduce interest rate risk include (i) diversifying the loan portfolio by originating short-term commercial and commercial real-estate loans; (ii) selling at origination all long-term, fixed rate residential mortgage loans and most adjustable rate residential mortgage loans; (iii) classifying all investments as held for sale; (iv) holding primarily adjustable rate or short-term, fixed rate investment securities; (v) utilizing medium-term, fixed rate FHLB advances as a funding source; and (vi) emphasizing deposit products that reduce liability interest sensitivity (demand deposits and long-term, fixed rate certificates).

Interest rate sensitivity is measured quarterly by use of the Office of Thrift Supervision ('OTS') model that is based in part on data provided by the Company's thrift subsidiary in various regulatory reports. The model generates estimates of the change in net portfolio value ('NPV') over a range of interest rate scenarios. NPV is measured as the difference between incoming and outgoing cash flows from assets, liabilities and off-balance
                                (Page 7)
sheet contracts. The NPV ratio of each scenario is the NPV in that scenario divided by the present value of assets in the same scenario.

     Risk Measures: 200 BP Rate Shock:
     Pre-shock NPV Ratio                           10.71%
     Exposure measure: Post-shock NPV Ratio         9.22%
     Sensitivity measure: Change in NPV Ratio       -149 bp

The OTS measurement of interest rate risk, in the table below, has inherent shortcomings due to the assumptions utilized in the model. Actual changes in market interest rates may result in different yield and cost changes than assumed in the model. The model also assumes that holdings of interest sensitive assets and liabilities would remain constant under each interest rate change scenario, which may be different than actual circumstances. As such, the NPV measurements below provide an indication of interest rate risk exposure at December 31, 1997 only and are not intended to and should not be used to forecast the effect of changes in interest rates on the Company's net interest income.

                                                     NPV as Percent of
                                                       Present Value
 Change           Net Portfolio Value                    of Assets
   In        Dollar      Dollar      Percent          NPV
  Rate       Amount      Change       Change         Ratio      Change
+400 bp     $11,151     $-7,111        -39%          7.09%      -362 bp
+300 bp      13,193      -5,069        -28%          8.20%      -250 bp
+200 bp      15,149      -3,112        -17%          9.22%      -149 bp
+100 bp      16,898      -1,364        - 7%         10.08%      - 62 bp
   0         18,262           -          -          10.71%         -
-100 bp      19,348       1,087          6%         11.16%        46 bp
-200 bp      19,900       1,638          9%         11.33%        62 bp
-300 bp      20,517       2,255         12%         11.51%        81 bp
-400 bp      21,692       3,430         19%         11.97%       126 bp

All changes in NPV ratios at December 31, 1997 were within the limits approved by the Board of Directors.

MARKET RISK

The Company's market risk arises primarily from interest rate risk inherent in its lending, investing, deposit taking and borrowing activities. The varying levels of sensitivity to changes in market interest rates of the Company's interest-earning assets, primarily loans and mortgage-backed and investment securities, and interest-bearing liabilities, namely deposits and borrowings, create market risk. Evaluation of market risk is an integral component of interest rate risk management.

The Company's portfolio of trading assets, consisting entirely of loans held for sale, is an immaterial amount and is not exposed to a significant amount of market risk. The Company does not hold or use any derivative instruments to manage market or interest rate risk.

LIQUIDITY

Primary sources of funds are deposits, FHLB advances and principal and interest payments on loans and mortgage-backed and other securities. Scheduled maturities of loans and mortgage-backed and other securities are predictable sources of funds while deposit flows and prepayments of mortgage loans and mortgage-backed securities are greatly influenced by general interest rates, economic conditions and competition.

Funds are invested in residential mortgage, commercial real estate, commercial and short-term consumer loans and mortgage-backed and other securities. Loan originations totaled $72,203,000, $63,005,000 and $34,745,000 in 1997, 1996
and 1995, respectively. Purchases of mortgage-backed and other securities totaled $13,218,000, $26,686,000 and $11,890,000 in 1997, 1996 and 1995,
                                (page 8)
respectively. Net cash provided by operating activities in 1997 was $1,732,000, while $1,047,000 in net cash was used by investing activities and $2,731,000 in net cash was used by financing activities.

Adequate liquidity must be maintained to ensure that sufficient funds are available to support loan growth and deposit withdrawals, satisfy financial
commitments and take advantage of investment opportunities.   Approved loan
commitments totaled $567,000 and unused lines of credit totaled $2,841,000 at December 31, 1997. Scheduled maturities of certificates of deposit in 1998 total $53,659,000 and scheduled loan maturities and payments in 1998 total $23,920,000. Principal payments will also be received on mortgage-backed securities in 1998 though the amount cannot be predetermined. In 1997, principal payments on mortgage-backed securities amounted to $3,799,000.

Thrifts are required by OTS regulations to maintain a 4% liquidity ratio measured as the ratio of cash, cash equivalents, short-term investments and certain long-term investments to deposits and certain short-term borrowed funds. The Company's savings institution subsidiary had liquidity ratios of 12.07% and 12.04% at December 31, 1997 and 1996, respectively.

INFLATION

The Consolidated Financial Statements and notes thereto included in this report have been prepared in accordance with generally accepted accounting principles and reflect the results of operations and financial position measured in historical dollars without regard for the changes in the relative purchasing power of money over time due to inflation. Inflation impacts the Company in the increased cost of operations and as an inherent factor in the general level of interest rates. Changes in interest rates have a greater impact on the Company's financial performance than the general level of interest rates due to the monetary nature of most of the Company's assets and liabilities. Effective interest rate management can minimize the effects of inflation on the Company's monetary assets and liabilities. Inflation has not had a significant impact on the costs of operation or the non-monetary assets of the Company.

RECENT LEGISLATIVE DEVELOPMENTS

FINANCIAL SERVICES MODERNIZATION. Throughout 1997 and into early 1998, various congressional committees have debated modernization of the financial services industry. At present, no consensus of opinion has been reached as to what law or laws to enact to modernize the industry. While it is likely that Congress will enact financial modernization legislation in the relatively near future, the nature and scope of the legislation, and resulting effect on the Company, cannot be predicted.

YEAR 2000

In 1997, the Company initiated efforts to verify that its information systems, both in-house and third-party provided, will be Year 2000 compliant. In addition, the Company converted to a new primary data processing provider in the third quarter of 1997 that coincided with an ongoing hardware technology upgrade. The new provider has a program in place that includes allowing the Company to test actual data in any manner deemed necessary for Year 2000 compliance. Other third-party software vendors have been contacted and have provided details of compliance steps undertaken to date. Necessary follow-up to these actions will continue in 1998. The Company, at this time, does not anticipate that the costs related to the Year 2000 compliance effort will have a material impact on its financial condition or results of operations.
                                (Page 9)


Independent Auditor's Report


To the Stockholders and Board of Directors
Eagle BancGroup, Inc.
Bloomington, Illinois


We have audited the accompanying consolidated statements of condition of Eagle BancGroup, Inc. and subsidiary as of December 31, 1997, and the related consolidated statements of income, statements of changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of Eagle BancGroup, Inc. and subsidiary, for the years ended December 31, 1996 and 1995, were audited by other auditors whose report dated January 17, 1997, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Eagle BancGroup, Inc. and subsidiary as of December 31, 1997, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.

/S/ McGladrey & Pullen, LLP
Peoria, Illinois
February 20, 1998

                                (Page 10)

Eagle BancGroup, Inc. and Subsidiary

                 Consolidated Statements of Condition
                      December 31, 1997 and 1996

                                                    1997          1996
                                                  (Dollars in thousands)
Assets

Cash and due from banks                          $  1,628      $  1,487
Federal funds sold and overnight deposits           3,386         5,573
Investment securities - available for sale         13,037        15,483
Mortgage-backed securities - available for sale    24,596        37,445
Federal Home Loan Bank ("FHLB") stock               1,310           955
Loans, net                                        122,409       106,641
Premises and equipment                              2,834         2,889
Other assets                                        1,937         2,193
  Total assets                                   $171,137      $172,666


Liabilities

Deposits                                         $131,452      $133,995
Federal Home Loan Bank advances                    18,000        15,300
Other liabilities                                   1,380         1,230
  Total liabilities                               150,832       150,525

Stockholders' Equity

Preferred stock, par value $.01 per share,
  100,000 shares authorized, no shares issued           -             -
Common stock, par value $.01 per share,
  5,000,000 shares authorized;
  1,302,705 shares issued                              13            13
Paid-in capital                                    12,323        12,215
Retained earnings - substantially restricted       11,697        11,188
Unrealized loss on investment securities
  available for sale, net                            (110)         (337)
  Total stockholders' equity before treasury stock,
    unearned ESOP shares and Management
    Development and Recognition Plan               23,923         23,079

Treasury stock, at cost, 125,000 shares in 1997    (2,055)             -
Unearned Employee Stock Ownership Plan
  ("ESOP") shares                                    (834)          (938)
Management Development and Recognition
  Plan ("MDRP")                                      (729)             -
  Total stockholders' equity                       20,305         22,141

  Total liabilities and stockholders' equity     $171,137       $172,666

See Notes to Consolidated Financial Statements.
                                (Page 11)

Eagle BancGroup, Inc. and Subsidiary

                       Consolidated Statements of Income
                 Years Ended December 31, 1997, 1996 and 1995

                                            1997        1996        1995
                               (Dollars in thousands except per share data)
Interest income:
  Loans and fees on loans                 $ 9,472     $ 7,681     $ 6,899
  Investment securities and
    other interest earning assets           1,044       1,024         759
  Mortgage-backed securities                1,738       2,358       2,230
  Federal funds sold                           72          31          45
    Total interest income                  12,326      11,094       9,933

Interest expense:
  Deposits:
    Passbook                                  579         577         494
    MMDA and NOW                              202         181         189
    Certificates of deposit                 6,285       6,673       6,612
                                            7,066       7,431       7,295
  Borrowings                                1,055         272          81
    Total interest expense                  8,121       7,703       7,376

    Net interest income before
      provision for loan losses             4,205       3,391       2,557
Provision for loan losses                     240         183         100

    Net interest income after
      provision for loan losses             3,965       3,208       2,457

Non-interest income:
  Loan servicing                              138         146          97
  Gains on loans sold, net                    178          68          51
  Gains on securities sold, net                46          15           -
  Other                                       214         189         247
    Total non-interest income                 576         418         395

Noninterest expense:
  Salaries and employee benefits            2,150       1,736       1,618
  Net occupancy                               537         544         552
  Federal deposit insurance premium            67       1,231         335
  Data processing                             322         249         223
  Other                                       692         613         227
    Total noninterest expense               3,768       4,373       2,955

  Income (loss) before income tax
    expense (benefit)                         773        (747)       (103)
Income tax expense (benefit)                  264        (258)        (30)
  Net income (loss)                       $   509     $  (489)    $   (73)

Basic earnings (loss) per share           $  0.44     $ (0.38)        N/A
Diluted earnings (loss) per share         $  0.44     $ (0.38)        N/A

See Notes to Consolidated Financial Statements.
                                (page 12)

Eagle BancGroup, Inc. and Subsidiary

            Consolidated Statements of Changes in Stockholders' Equity
                   Years ended December 31, 1997, 1996 and 1995

                                                              Unrealized
                                                               Loss on
                                                              Securities
                              Common     Paid-In   Retained   Available
                               Stock     Capital   Earnings    For Sale
                                          (Dollars in thousands)
Balance, December 31, 1994   $     -    $     -    $11,750     $(2,249)
  Net loss                         -          -        (73)          -
  Change in unrealized loss
    on securities available
    for sale                       -          -          -       2,087
Balance, December 31, 1995         -          -     11,677        (162)

  Sale of capital stock           13     12,215          -           -
  Common stock acquired
    by ESOP                        -          -          -           -
  Release of ESOP shares           -          -          -           -
  Net loss                         -          -       (489)          -
  Change in unrealized loss
    on securities available
    for sale                       -          -          -        (175)
Balance, December 31, 1996        13     12,215     11,188        (337)

  Purchase of 125,000 shares
    for the treasury               -          -          -           -
  Release of ESOP shares           -         96          -           -
  Purchase of 52,106 shares
    for MDRP                       -          -          -           -
  Allocation of MDRP shares        -         12          -           -
  Net income                       -          -        509           -
  Change in unrealized loss
    on securities available
    for sale                       -          -          -         227
Balance, December 31, 1997   $    13    $12,323    $11,697     $  (110)

                                                   Management
                                                   Development
                                        Unearned     and
                             Treasury    ESOP      Recognition
                              Stock     Shares       Plan      Total
                                       (Dollars in thousands)
Balance, December 31, 1994   $     -    $     -    $     -     $ 9,501
  Net loss                         -          -          -         (73)
  Change in unrealized loss
    on securities available
    for sale                       -          -          -       2,087
Balance, December 31, 1995         -          -          -      11,515

  Sale of capital stock            -          -          -      12,228
  Common stock acquired
    by ESOP                        -     (1,042)         -      (1,042)
  Release of ESOP shares           -        104          -         104
  Net loss                         -          -          -        (489)
  Change in unrealized loss
    on securities available
    for sale                       -          -          -        (175)
Balance, December 31, 1996         -       (938)         -      22,141

  Purchase of 125,000 shares
    for the treasury          (2,055)         -          -      (2,055)
  Release of ESOP shares           -        104          -         200
  Purchase of 52,106 shares
    for MDRP                       -          -       (840)       (840)
  Allocation of MDRP shares        -          -        111         123
  Net income                       -          -          -         509
  Change in unrealized loss
    on securities available
    for sale                       -          -          -         227

Balance, December 31, 1997   $(2,055)    $ (834)    $ (729)    $20,305

See Notes to Consolidated Financial Statements.
                                (Page 13)

Eagle BancGroup, Inc. and Subsidiary

                     Consolidated Statements of Cash Flows
                   Years Ended December 31, 1997, 1996 and 1995

                                                 1997      1996     1995
                                                  (Dollars in thousands)
Cash Flows from Operating Activities
Net income (loss)                              $   509   $  (489) $   (73)
Adjustments to reconcile net income (loss) to
  net cash provided by operating activities:
    Provision for loan losses                      240       183      100
    Provision for depreciation                     284       288      452
    Provision for deferred income taxes           (114)      (39)     103
    Amortization of premiums and accretion of
      discounts on investment securities           (11)       74       29
    Gains on securities sold, net                  (46)      (15)       -
    Gains on loans sold, net                      (178)      (68)     (51)
    Compensation expense related to ESOP shares    200       104        -
    Compensation expense related to MDRP shares    123         -        -
    Proceeds from sale of loans
      originated for sale                       19,314    10,844    7,090
    Loans originated for sale                  (19,009)   (9,209)  (6,988)
    Decrease (increase) in accrued
      interest receivable                           43      (130)     (84)
    (Decrease) increase in accrued
      interest payable                              (5)       94      (19)
    Decrease (increase) in other assets            232       (65)    (195)
    Increase (decrease) in other liabilities       150        79      (19)
    Net cash provided by operating activities    1,732     1,651      345

Cash Flows from Investing Activities
Investment securities
    Purchases                                   (5,610)  (15,019)  (1,998)
    Proceeds from sales                          8,173    10,602    1,035
Mortgage-backed securities
    Purchases                                   (7,608)  (11,667)  (9,892)
    Proceeds from sales                         16,790     9,749        -
    Principal collected                          3,799     5,625    3,457
Purchase of FHLB stock                            (355)     (261)     (44)
Principal collected on loans                    37,167    34,270   22,456
Loans originated, net                          (53,194)  (53,796) (27,757)
Purchases of premises and equipment               (229)      (65)     (91)
Net sales (purchases) of other real estate          20        (8)   5,620
Net cash used in investing activities           (1,047)  (20,570)  (7,214)

                           (Continued on page 15)

                                 (Page 14)

Eagle BancGroup, Inc. and Subsidiary

           Consolidated Statements of Cash Flows - Continued
              Years Ended December 31, 1997, 1996 and 1995

                                                 1997      1996     1995
                                                  (Dollars in thousands)
Cash Flows from Financing Activities
Purchase of MDRP shares                        $  (840)  $     -  $     -
Purchase of treasury stock                      (2,055)        -        -
Increase in savings accounts, demand
  deposits and NOW accounts, net                 1,801     1,520      605
Increase (decrease) in certificate
  accounts, net                                 (4,337)   (5,927)  15,397
Proceeds from FHLB advances                     29,750    36,311    3,445
Principal payments on FHLB advances            (27,050)  (21,011) (11,381)
Proceeds from the sale of capital stock              -    11,186        -
Net cash (used in) provided by
  financing activities                          (2,731)   22,079    8,066

(Decrease) increase in cash and
   cash equivalents                             (2,046)    3,160    1,197

Cash and cash equivalents:
Beginning of year                                7,060     3,900    2,703
End of year                                    $ 5,014   $ 7,060  $ 3,900

Supplemental Disclosures of Cash Flow Information

Cash paid during the year for:
  Interest on deposits                         $ 7,074   $ 7,425  $ 7,289
  Interest on borrowed funds                     1,053       184      106
  Income taxes                                     210         -       10

See Notes to Consolidated Financial Statements.

                                (Page 15)

Eagle BancGroup, Inc. and Subsidiary
              Notes to Consolidated Financial Statements

1. Significant Accounting Policies

Organization
Eagle BancGroup, Inc. ("Eagle") was formed in January, 1996 and purchased all of the stock of First Federal Savings and Loan Association
("First Federal") with the proceeds of a subscription stock offering completed in June, 1996. Simultaneous to the stock offering, First Federal converted from a federally-chartered mutual savings association to a federally-chartered capital stock savings association. Prior to June, 1996, Eagle had no assets or liabilities. All financial information prior to 1996 relates to First Federal only.

Eagle issued 1,302,705 shares of common stock following the subscription stock offering. Net proceeds to Eagle were $11,186,000 of which $6,200,000 was paid to First Federal in exchange for all of the common stock of First Federal. Expenses related to the offering totaled $799,000 and $1,042,000 was loaned to First Federal to create an Employee Stock Ownership Plan.

The significant accounting and reporting policies for Eagle
BancGroup, Inc. and its subsidiary follow:

Principles of Presentation
The consolidated financial statements include the accounts of Eagle, its wholly-owned subsidiary, First Federal and First Federal's wholly-owned subsidiary, FFS Investment Services, Inc. (collectively "the Company").
Eagle is a unitary savings and loan holding company engaged in the business of managing its investments and directing, planning and coordinating the business activities of First Federal. First Federal operates as a traditional thrift institution in McLean and surrounding counties of Central Illinois. FFS Investment Services, Inc. sells investment products, including annuities. All material intercompany accounts and transactions have been eliminated in consolidation.

The consolidated financial statements of the Company have been prepared in conformity with generally accepted accounting principles and conform to predominant practice within the banking industry.

Use of Estimates
In preparing the consolidated financial statements, the Company's management is required to make estimates and assumptions which significantly affect the amounts reported in the consolidated financial statements and accompanying notes. Significant estimates which are particularly susceptible to change in a short period of time include the determination of the allowance for loan losses and valuation of real estate and other properties acquired in connection with foreclosures or in satisfaction of amounts due from borrowers on loans. Actual results could differ significantly from those estimates.

Cash Equivalents
Cash equivalents include federal funds sold and overnight deposits. Generally, federal funds are sold for one-day periods.
                                 (Page 16)

Eagle BancGroup, Inc. and Subsidiary
                       Notes to Consolidated Financial Statements

Investment Securities
Securities classified as available-for-sale are those securities that the Company intends to hold for an indefinite period of time, but not necessarily to maturity, and marketable equity securities. Any decision to sell a security classified as available-for-sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company's assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors. Securities available-for-sale are carried at fair value. Accrued interest receivable on the related securities is included in the amortized cost balance to agree with amounts reported to the Company's regulatory authority. The difference between fair value and cost, adjusted for amortization of premium and accretion of discounts, results in an unrealized gain or loss. Unrealized gains or losses are reported as increases or decreases in stockholders' equity, net of the related deferred tax effect. Gains or losses on the sale of securities are determined on the basis of the specific security sold and are included in earnings. Premiums and discounts are recognized in interest income using the interest method over their contractual lives.

Federal Home Loan Bank Stock
Federal Home Loan Bank stock is carried at cost and the amount of stock First Federal is required to own is determined by regulation.

Loans
First Federal has a mortgage lien on all property on which mortgage, participation or purchased loans are made. Loans secured by deposits are secured by equal or greater deposit account balances. In general, First Federal originates residential mortgage loans for sale in the secondary market. Other loans are held for long-term investment unless designated as held for sale at the time of origination. Loans designated as held for sale are carried at the lower of cost or market value with changes in the valuation allowance reflected in income. All loans are sold without recourse.

Interest income on loans is computed monthly based upon the principal amount of the loans outstanding. A valuation allowance is established for uncollected interest on loans on which any payments are more than ninety days past due.

Loan origination and commitment fees and certain direct loan origination costs are deferred and the net amount is amortized as an adjustment to yield over the contractual life of the related loans.

Allowance for Loan Losses
The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance. The allowance for loan losses related to troubled loans identified for evaluation in accordance with Statement of Financial Accounting Standards No. 114 (SFAS 114) is based on estimated discounted cash flows using the loan's initial effective interest rate or the fair value of the collateral for certain collateral dependent loans. Consumer loans and one-to-four family residential loans are collectively evaluated for impairment as homogeneous loan groups which are outside the scope of SFAS 114. Under SFAS 118, no interest income on loans determined to be impaired is accrued. Interest income on such loans is recognized only upon cash receipt. SFAS 114 and SFAS 118 have not had a significant impact on results of operations in 1997, 1996 or 1995.
                                 (page 17)
Eagle BancGroup, Inc. and Subsidiary
              Notes to Consolidated Financial Statements

The allowance for loan losses is maintained at a level management believes to be adequate to absorb estimated future losses inherent in the loan portfolio. Management's determination of the adequacy of the allowance is based on an evaluation of the portfolio including consideration of past loan experience, current economic conditions, volume, growth and composition of the loan portfolio, and other relevant factors. This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions. In addition, various regulatory agencies periodically review the allowance for loan losses. These agencies may require First Federal to make additions to the allowance for loan losses based on their judgments of collectibility based on information available to them at the time of their examination.

Real Estate Owned
Real estate owned includes land acquired for investment and properties arising from loan foreclosure or deed in lieu of foreclosure. Real estate owned is held for sale and is recorded at the date of foreclosure at the fair value of the properties less estimated costs of disposal. Property is evaluated regularly to ensure the recorded amount is supported by its current fair value and valuation allowances to reduce the carrying amount to fair value less estimated costs to dispose are recorded as necessary. Costs of improvements made to facilitate sale are capitalized; costs of holding the property, including depreciation, are charged to expense.

Premises and Equipment
Premises and equipment is stated at cost less accumulated depreciation. Provisions for depreciation of premises and equipment are computed using straight-line and accelerated methods over the estimated useful lives of the related assets.

Deferred Income Taxes
Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Deferred tax assets are also recognized for operating loss and tax credit carryforwards. Valuation allowances are established when necessary to reduce deferred tax assets to an amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Earnings Per Share
In 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share" (SFAS 128). SFAS 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where appropriate, restated to conform to the SFAS 128 requirements.
                                 (Page 18)
Eagle BancGroup, Inc. and Subsidiary
              Notes to Consolidated Financial Statements

Basic earnings per share is computed by dividing net income for the year by the weighted average number of shares outstanding of 1,146,538 and 1,302,705 for 1997 and 1996, respectively.

Diluted earnings per share is determined by dividing net income for the year by the weighted average number of shares of common stock and common stock equivalents outstanding. Common stock equivalents assume exercise of stock instruments and use of proceeds to purchase treasury stock at the average market price for the period. The weighted average shares of common stock and common stock equivalents were 1,152,169 and 1,302,705 for 1997 and 1996, respectively.

Earnings per share information for 1995 is not applicable as no shares were issued or outstanding prior to the subscription stock offering in 1996.

Reclassifications
Certain elements of the 1996 and 1995 consolidated financial statements have been reclassified to conform with the 1997 presentation. Such reclassifications have no effect on previously reported net income.

Recent Accounting Pronouncements
Reporting Comprehensive Income
In June 1997, the Financial Accounting Standards Board issued Statement No. 130, "Reporting Comprehensive Income" (SFAS 130). This Statement requires an entity to include a statement of comprehensive income in their full set of general-purpose financial statements. Comprehensive income consists of the net income or loss of the entity, plus or minus the change in equity of the entity during the period from transactions, other events, and circumstances resulting from nonowner sources. SFAS 130 is effective for years beginning after December 15, 1997, and will require financial statements of earlier periods that are presented for comparative purposes to be reclassified.

Disclosures about Segments of an Enterprises and Related Information
In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131). SFAS 131 establishes standards for the manner in which public business enterprises report certain information about operating segments of their business in both their annual and interim financial reports provided to shareholders. SFAS 131 is effective for financial statement periods beginning after December 15, 1997. In the initial year of application, comparative information for earlier years is to be restated, unless impracticable. In addition, the provisions of SFAS 131 need not be applied to interim financial statements issued in the initial year of application.
                                (Page 19)

Eagle BancGroup, Inc. and Subsidiary
              Notes to Consolidated Financial Statements

2. Investments

Investment securities and mortgage-backed securities available for sale are summarized below:

                                             Gross       Gross
                               Amortized  Unrealized  Unrealized    Fair
                                 Cost        Gains      Losses      Value
                                           (Dollars in thousands)
December 31, 1997
Investment securities:
  U.S. Treasury and agencies    $12,642    $   13       $   20    $12,635
  Other securities                  395         7            -        402
   Total investment securities   13,037        20           20     13,037

Mortgage-backed securities:
  Collateralized mortgage
   obligations                   12,467         -          152     12,315
  Other mortgage-backed
   securities                    12,296        32           47     12,281
   Total mortgage-backed
     Securities                  24,763        32          199     24,596

Total                           $37,800    $   52       $  219    $37,633

December 31, 1996
Investment securities:
  U.S. Treasury and agencies    $15,181    $    4       $  149    $15,036
  Other securities                  447         -            -        447
   Total investment securities   15,628         4          149     15,483

Mortgage-backed securities:
  Collateralized mortgage
   obligations                   18,125         6          298     17,833
  Other mortgage-backed
   securities                    19,685        77          150     19,612
   Total mortgage-backed
     Securities                  37,810        83          448     37,445

Total                           $53,438    $   87       $  597    $52,928

                                 (Page 20)

Eagle BancGroup, Inc. and Subsidiary
              Notes to Consolidated Financial Statements

The amortized cost and fair value of investment and mortgage-backed securities, other than equity securities, which had an amortized cost of $102,000 and fair value of $109,000, as of December 31, 1997, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because mortgage-backed securities may be called or prepaid without penalty. Therefore, these securities are not included in the maturity categories in the following maturity summary.

                                                  Available for Sale
                                                 Amortized        Fair
                                                    Cost          Value
                                                 (Dollars in thousands)
Due within one year                               $ 3,197       $ 3,186
Due after one year through five years               8,553         8,558
Due after five through ten years                    1,148         1,147
Due after ten years                                    37            37
Mortgage-backed securities                         24,763        24,596

Total                                             $37,698       $37,524

Realized gains and losses related to sales of investments were as follows:

                                                Year Ended December 31,
                                               1997      1996      1995
                                                (Dollars in thousands)
Realized gains                                 $102      $ 49      $  -
Realized losses                                 (56)      (34)        -
Net gain                                       $ 46      $ 15      $  -

Investments with a carrying value of approximately $6,450,000 and $5,150,000 as of December 31, 1997 and 1996, respectively, were pledged to secure public deposits and for other purposes as required or permitted by law.

                                (Page 21)

Eagle BancGroup, Inc. and Subsidiary
              Notes to Consolidated Financial Statements

3. Loans

Loans consist of the following :
                                                           December 31,
                                                        1997        1996
                                                     (Dollars in thousands)
Residential mortgage loans                           $ 85,326    $ 69,716
Loans held for sale                                       757         884
Commercial real estate loans                            6,791       3,827
Consumer loans                                         29,236      32,159
Commercial installment loans                            1,588       1,145
Accrued interest receivable                               631         523
     Gross loans                                      124,329     108,254
Less:
  Deferred loan fees                                      114          80
  Allowance for loan losses                               935         923
  Undisbursed portion of loan proceeds                    871         610
        Loans, net                                   $122,409    $106,641

Advances from the Federal Home Loan Bank of Chicago are secured by a floating lien on First Federal's one-to-four family residential mortgage loans.

The Company's opinion as to the ultimate collectibility of these loans is subject to estimates regarding the future cash flows from operations and the value of the property, real and personal, pledged as collateral. These estimates are affected by changing economic conditions and the economic prospects of the borrowers.

The amount of loans serviced by the Company for the benefit of others is not included in the accompanying consolidated financial statements. Loans serviced at December 31, 1997 and 1996 totaled approximately $38,370,000 and $35,278,000, respectively.

Changes in the allowance for loan losses were as follows:

                                                 Year Ended December 31,
                                                 1997      1996     1995
                                                  (Dollars in thousands)
Balance at beginning of year                    $ 923      $ 907   $ 873
Provision for losses                              240        183     100
Charge-offs                                      (239)      (178)    (68)
Recoveries                                         11         11       2
Balance at end of year                          $ 935      $ 923   $ 907

                                (Page 22)

Eagle BancGroup, Inc. and Subsidiary
              Notes to Consolidated Financial Statements

Certain directors and officers of the Company were loan customers in the ordinary course of business during 1997 and 1996. Such loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties. Balances outstanding at December 31, 1997 and 1996 were $1,004,000 and $797,000, respectively.

4. Premises and Equipment

Premises and equipment are summarized as follows:

                                                      December 31,
                                                    1997        1996
                                                 (Dollars in thousands)
Land                                               $  775      $  775
Buildings                                           2,935       2,906
Furniture and equipment                             2,326       2,127
                                                    6,036       5,808
Less allowance for depreciation                     3,202       2,919
                                                   $2,834      $2,889

5. Deposits

Deposits are summarized as follows:

                                                      December 31,
                                                    1997        1996
                                                 (Dollars in thousands)
Passbook accounts                                $ 15,130    $ 15,668
NOW accounts                                       11,569       9,230
Certificate accounts                               96,614     101,014
Time deposits over $100,000                         8,121       8,058
                                                  131,434     133,970
Accrued interest payable                               18          25
                                                 $131,452    $133,995

As of December 31, 1997, certificates of deposit have scheduled maturity dates as follows (in thousands):

Year of Maturity                                        Amount
    1998                                               $ 53,659
    1999                                                 30,609
    2000                                                 15,658
    2001                                                  2,524
    2002 and thereafter                                   2,285
                                                       $104,735

                                (Page 23)

Eagle BancGroup, Inc. and Subsidiary
              Notes to Consolidated Financial Statements

6. Federal Home Loan Bank Borrowings

Federal Home Loan Bank of Chicago (FHLB) provides advances with various terms and conditions. Open line, variable rate advances are generally held for short terms. Fixed amount advances can have fixed or variable rates with short or long-term maturities and allow prepayments under certain conditions. At December 31, 1997, all FHLB advances were fixed amounts.

Future payments at December 31, 1997 for all FHLB advances were as follows
(in thousands):

     Year of Maturity                                 Amount
         1998                                        $ 7,000
         1999                                              -
         2000                                              -
         2001                                              -
         2002 and thereafter                          11,000
                                                     $18,000

A summary of FHLB advances follows:

                                                 Year Ended December 31,
                                                    1997         1996
                                                  (Dollars in thousands)
Balance on December 31                            $18,000      $15,300
Highest month-end balance                          21,050       19,100
Average balance during the year                    17,905        4,342
Average rate                                         5.89%        6.20%
Average rate at year-end                             5.74%        5.73%

7. Income Taxes

Under provisions of the Internal Revenue Code and similar sections of the Illinois income tax law for years beginning before January 1, 1996, qualifying thrifts could claim bad debt deductions based on the greater of
(1) a specified percentage of taxable income, as defined, or (2) actual loss experience.

The Small Business Job Protection Act became law on August 20, 1996. One of the provisions in this law repealed the reserve method of accounting for bad debts for thrift institutions so that the bad debt deduction described in the preceding paragraph will no longer be effective for tax years beginning after December 31, 1995. The change in the law requires that the tax bad debt reserves accumulated after September 30, 1988 be recaptured into taxable income over a six-year period. The Company has no deferred tax liability related to this change.

                                (Page 24)

Eagle BancGroup, Inc. and Subsidiary
              Notes to Consolidated Financial Statements

The Company qualified under provisions for the Internal Revenue Code which permitted it to deduct from taxable income a provision for bad debts which differs from the provision for such losses charged to income. Accordingly, retained earnings at December 31, 1997 includes approximately $3,565,000 for which no provision for federal income taxes has been made. If, in the future, this portion of retained earnings is used for any purpose other than to absorb loan losses, federal income taxes may be imposed at the then applicable rates.

The federal income tax expense (benefit) consists of the following:

                                            Year Ended December 31,
                                          1997       1996       1995
                                            (Dollars in thousands)
Current                                  $ 378      $(254)     $(145)
Deferred                                  (114)        (4)       115
                                         $ 264      $(258)     $ (30)

A reconciliation of the statutory federal income tax rate to the effective income tax rate follows:

                                            Year Ended December 31,
                                          1997       1996       1995
Statutory rates                            34%        34%         34%
Recoveries on sales of real estate owned    -          -          (4)
Other                                       -          1          (1)
                                           34%        35%         29%

The components of the deferred tax asset (liability) are as follows:

                                                        December 31,
                                                      1997        1996
                                                   (Dollars in thousands)
Deferred tax assets:
Provision for holding losses on investment
 and mortgage-backed securities                       $ 56        $172
Allowance for loan and real estate losses              318         314
Deferred compensation                                  114          71
Other                                                  225         158
  Total deferred tax assets                            713         715

Deferred tax liabilities:
Premises and equipment                                (250)       (280)
Other                                                  (75)        (45)
  Total deferred tax liabilities                      (325)       (325)

  Net deferred tax assets                             $388        $390

                                (Page 25)

Eagle BancGroup, Inc. and Subsidiary
              Notes to Consolidated Financial Statements

8. Stockholders' Equity

Eagle has authorized the issuance of 100,000 shares of preferred stock with a par value of $.01 per share. Preferred stock may be issued by the Board of Directors from time to time on terms set by the Board without further authorization from the stockholders.

First Federal is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on First Federal's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, First Federal must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. First Federal's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require First Federal to maintain minimum amounts and ratios (set forth in the table below) of Tangible and Tier I capital (as defined by the regulations) to tangible assets (as defined) and Total and Tier I capital (as defined) to risk-weighted assets (as defined). Management believes, as of December 31, 1997, that First Federal meets all capital adequacy requirements to which it is subject.

As of December 31, 1997, the most recent notification from the Office of Thrift Supervision categorized First Federal as well capitalized under the regulatory framework for prompt corrective action under FDICIA. To be categorized as well capitalized, First Federal must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes would change First Federal's category.

                                                              To Be Well
                                                          Capitalized Under
                                         For Capital      Prompt Corrective
                             Actual    Adequacy Purposes  Action Provisions
                         Amount  Ratio    Amount   Ratio    Amount   Ratio
                                       (Dollars in thousands)
As of December 31, 1997:
Tangible Capital to
  Tangible Assets       $16,845   9.99%  $ 2,530   1.50%      N/A     N/A
Core Capital to
  Tangible Assets       $16,845   9.99%  $ 5,060   3.00%   $ 8,434   5.00%
Tier I Capital to
  Risk Weighted Assets  $16,845  15.44%    N/A     N/A     $ 6,545   6.00%
Total Capital to
  Risk Weighted Assets  $17,780  16.30%  $ 8,726   8.00%   $10,908  10.00%

As of December 31, 1996:
Tangible Capital to
  Tangible Assets       $16,325  9.66%   $ 2,535   1.50%     N/A     N/A
Core Capital to
  Tangible Assets       $16,325  9.66%   $ 5,070   3.00%   $ 8,450   5.00%
Tier I Capital to
  Risk Weighted Assets  $16,325 17.38%      N/A     N/A    $ 5,635   6.00%
Total Capital to
  Risk Weighted Assets  $17,175 18.29%   $ 7,513   8.00%   $ 9,392  10.00%

                                (Page 26)

Eagle BancGroup, Inc. and Subsidiary
              Notes to Consolidated Financial Statements

First Federal established a liquidation account at the time of conversion from a mutual savings association to a capital stock savings association. The account balance was equal to the amount of First Federal's net worth on June 29, 1996. The account will be maintained for the benefit of eligible deposit account holders who continue to maintain deposit accounts following the conversion. In the unlikely event of a complete liquidation, each eligible deposit account holder will be entitled to receive a liquidation distribution of any assets remaining after payment of all valid creditor's claims, including the claims of all depositors to the withdrawal values of their deposit accounts, but before any liquidation distribution may be made with respect to Eagle's common stock. Eligible deposit account holders have a subaccount in the liquidation account for each deposit account as of March 31, 1996. The liquidation account balance will gradually decrease as eligible deposit account holders subaccount balances are reduced or cease to exist. Dividends cannot be paid from the liquidation account

The Board of Directors may declare dividends to be paid on Eagle's common stock. Such payments may depend on dividends paid by First Federal to Eagle. The amount First Federal can pay in dividends is limited by Office of Thrift Supervision rules that generally allow for capital distributions in any calendar year equal to the higher of net income for the calendar year to date plus an amount that would reduce by one-half the surplus capital ratio at the beginning of the calendar year or 75% of the net income over the previous four quarters. As of January 1, 1998, First Federal's allowable capital distribution amount was approximately $5,900,000.

9. Employee and Director Benefit Plans

Pension Plan - First Federal has a defined benefit pension plan that was frozen on March 31, 1996 as a result of the creation of the Employee Stock Ownership Plan. Benefits, which were based on years of service and compensation, ceased to accrue January 1, 1996. Annual contributions are made to the plan as required by actuarial calculation and as allowed as a deduction for federal income tax purposes. Contributions are intended to provide for benefits attributed to service through December 31, 1995. Management intends to terminate the plan during 1998, subject to the IRS and Department of Labor approvals. The following table sets forth the plan's funded status and amounts recognized in the Company's statement of financial condition at December 31:

                                                      December 31,
                                                    1997        1996
                                                 (Dollars in thousands)
Actuarial present value of benefit obligations:
Accumulated benefit obligation, including vested
  benefits of approximately $574,000 in 1997 and
  $511,000 in 1996                                  $ 613       $ 546

Projected benefit obligation for service rendered   $ 631       $ 562
Plan assets at fair value                             543         473
Plan assets in excess of (less than) projected
  benefit obligation                                  (88)        (89)
Unrecognized net loss from past experience
  different from that assumed and effects of
  changes in assumptions                               86          64
Prior service cost, subsequent to the curtailment,
  not yet recognized in net periodic pension cost       3           4
Unrecognized net asset at December 31                 (18)        (19)
Prepaid (accrued) pension cost                      $ (17)      $ (40)

                                (Page 27)

Eagle BancGroup, Inc. and Subsidiary
              Note to Consolidated Financial Statements

Net pension expense included the following components:

                                                  Year Ended December 31,
                                                 1997      1996      1995
                                                   (Dollars in thousands)
Service costs-benefits earned during the year    $ 19      $ 19      $ 64
Interest cost on projected benefit obligation      44        42        55
Actual return on plan assets                      (44)      (54)      (61)
Net amortization and deferral                      10        26        28
Net periodic pension expense                     $ 29      $ 33      $ 86

401(k) Plan - First Federal maintains a 401(k) plan that allows eligible employees to establish a tax-favored savings plan. Matching contributions were made by First Federal up to a maximum of $1,000 per employee annually to all eligible employees on the last day of 1997, 1996 and 1995. Future contributions may be made by First Federal at the discretion of the Board of Directors. Eligible employees fully vest in their share of employer contributions after six years of qualified service. Matching expense for 1997, 1996 and 1995 totaled $26,000, $22,000 and $24,000, respectively.

Employee Stock Ownership Plan ("ESOP") - In conjunction with Eagle's subscription stock offering, an ESOP was created and 104,216 shares of Eagle's stock were purchased for future allocation to employees. The purchase was funded with a loan from Eagle. Shares will be allocated to all eligible employees annually on the last day of the fiscal year based on a pro rata share of total compensation for the year. Benefits vest in full upon completion of six years of qualified service. Compensation expense for the ESOP was $200,000 and $104,000 for the years ended December 31, 1997 and 1996, respectively.

The following table reflects the shares held by the ESOP:

                                                 December 31,
                                               1997        1996
Shares allocated to participants              20,844      10,422
Unallocated shares                            83,372      93,794
  Total                                      104,216     104,216

Fair value of unallocated shares          $1,573,646  $1,406,910

First Federal will make minimum contributions to the ESOP sufficient to meet annual principal and interest obligations on the loan from Eagle.
Contributions in excess of this amount may be made at First Federal's discretion. Cash dividends received with respect to unallocated shares, if any, will be applied to principal and interest due on the loan.

                                (Page 28)

Eagle BancGroup, Inc. and Subsidiary
              Notes to Consolidated Financial Statements

Management Development and Recognition Plan - The Management Development and Recognition Plan ("MDRP") was approved with an effective date of February 11, 1997. The MDRP purchased, with funds provided by the Company, 52,106 shares in the open market during February, 1997. Directors and officers become vested in the shares of common stock awarded to them under the MDRP at a rate of 20 percent per year, commencing one year after the grant date, and 20 percent on each anniversary date thereof for the following four years. As of December 31, 1997, 44,289 shares have been awarded to officers and directors. MDRP compensation expense was $123,000 for the year ended December 31, 1997. First Federal accounts for its MDRP in accordance with Accounting Principle Board Statement 25 (APB No. 25). Compensation expense is recognized over the vesting period for shares awarded under the plan.

Stock Option Plans - At a special stockholder's meeting on February 11, 1997, the 1996 Stock Option Plan ("SOP") was approved. The Board has reserved an amount of stock equal to 130,270 shares, or 10 percent of the common stock sold in the conversion for issuance under the SOP. The options will be granted by a Committee, comprised of directors, to key employees and directors based on their services. The exercise price of options granted must be at least equal to the fair market value of the common stock on the date the option is granted. The options granted under the plan become exercisable at a rate of 20 percent per year commencing one year after the grant date and 20 percent on each anniversary date for the following four years. As of December 31, 1997, 110,729 options had been granted.

The SOP promotes stock ownership by directors and selected officers and employees of Eagle and First Federal by granting stock options to participants. Options granted will vest and become exercisable over a five year period. Options granted are not expected to result in any compensation and employee benefits expense for the Company either at the time of the grant or at the time of exercise of the option.

A summary of the status of the Company's stock option plan as of December 31, 1997 and the changes during the year is as follows:

                                                        1997
                                                            Weighted-
                                                             Average
                                                            Exercise
                                                   Shares     Price
Outstanding at beginning of year                        -    $    -
Granted                                           110,729     15.48
Exercised                                               -         -
  Outstanding at end of year                      110,729    $15.48

Exercisable at end of year                              -

Weighted-average fair value per option
  of options granted during the year                $4.57

                                (Page 29)

Eagle BancGroup, Inc. and Subsidiary
              Notes to Consolidated Financial Statements

Grants under the above plan are accounted for following APB No. 25 and related interpretations. Accordingly, no compensation cost has been recognized for grants under this plan. Had compensation cost for stock-based compensation been determined based on the grant date fair values of awards (the method described in SFAS 123), reported net income and earnings per common share would have been reduced. There is no difference for 1997 since no options were vested as of December 31, 1997.

The Black-Scholes option pricing model was used in estimating the fair value of traded options which have no vesting restrictions. In addition, the model requires the use of subjective assumptions, included expected stock price volatility. In management's opinion, such valuation model may not necessarily provide the best single measure of option value. The fair value of the stock options granted has been estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                           1997
Number of options granted                                110,729
Risk-free interest rate                                     5.69%
Expected life, in years                                       10
Expected volatility                                         16.6%
Expected dividend yield                                     2.00%
Estimated fair value per option                            $4.57

10. Fair Value of Financial Instruments

Following are disclosures of the estimated fair value of the Company's financial instruments. The estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

  Cash and short-term investments: The carrying amounts reported in the balance sheet for cash and short-term investments approximate their fair values.

  Investment securities, mortgage-backed securities and FHLB stock: Fair values for investment securities and mortgage-backed securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. Fair value of FHLB stock is estimated to equal cost. The carrying amount of accrued interest receivable approximates fair value.

                                (Page 30)

Eagle BancGroup, Inc. and Subsidiary
              Notes to Consolidated Financial Statements

  Loans: For variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for all other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The carrying amount of accrued interest receivable approximates its fair value.

  Deposits: The fair value disclosed for demand deposits, including interest-bearing and noninterest bearing accounts, passbook savings and certain types of money market accounts are, by definition, equal to the amount payable on demand at the reporting date (i.e. their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently offered on certificates to a schedule of aggregated expected monthly maturities on time deposits. The carrying amount of accrued interest payable approximates fair value.

  Borrowed funds: The fair value of the Company's borrowed funds are estimated using discounted cash flow analysis based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

  Off-balance-sheet instruments: Fair values of off-balance-sheet instruments (loan commitments) are based on quoted rates and fees currently charged to enter into similar agreements, taking into account the counterparties' credit standing. The terms of loan commitments outstanding at December 31, 1997 are comparable to terms available for new commitments at that date.

The estimated fair values of the Company's financial instruments are as follows:
                                                December 31,
                                          1997                 1996
                                  Carrying     Fair    Carrying     Fair
                                   Amount     Value     Amount     Value
                                           (Dollars in thousands)
Assets:
  Cash on hand and in other
    institutions                  $  1,628  $  1,628   $  1,487  $  1,487
  Federal funds sold and
    overnight deposits               3,386     3,386      5,573     5,573
  Investment securities,
    mortgage-backed securities
    and FHLB stock                  38,943    38,943     53,883    53,883
  Loans, net                       122,409   123,141    106,641   106,487

Liabilities:
  Deposits                        $131,452  $131,744   $133,995  $134,456
  Borrowed funds                    18,000    17,811     15,300    15,297

                                (Page 31)

Eagle BancGroup, Inc. and Subsidiary
              Notes to Consolidated Financial Statements

11. SAIF Recapitalization

The Economic Growth and Regulation Paperwork Reduction Act of 1996 (the "Act") was signed into law on September 30, 1996. The Act included a provision to bring the Savings Association Insurance Fund ("SAIF") reserve ratio to the statutory minimum of 1.25% of insured deposits through a one-time special assessment on SAIF members. In November, 1996, savings institutions paid an assessment of $0.657 per $100 of deposits as of March 31, 1995. First Federal's special assessment amounted to $875,000. Net of tax, 1996 earnings were reduced $600,000. In 1997, deposit insurance premium rates were lower than in previous years as only the amount necessary to maintain the statutory minimum SAIF reserve ratio was paid.

12. Commitments and Contingencies

In the normal course of business, there are outstanding various contingent liabilities such as claims and legal actions, which are not reflected in the consolidated financial statements. In the opinion of management, the ultimate resolution of these matters is not expected to have a material effect on the consolidated financial statements.

First Federal is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit, and financial guarantees. Those instruments involve, to varying degrees, elements of credit and interest rate risk. The contract or notional amounts of those instruments reflect the extent of involvement First Federal has in particular classes of financial instruments. First Federal's exposure to credit loss, in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit, is represented by the contractual notional amount of those instruments. First Federal uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

First Federal had outstanding commitments to originate new loans totaling approximately $567,000 and $301,000 at December 31, 1997 and 1996, respectively. In addition, First Federal committed to approximately $2,841,000 and $3,544,000 of lines of credit, which were undrawn at December 31, 1997 and 1996, respectively. Such commitments are recorded in the financial statements when they are funded or related fees are incurred or received. These commitments are principally at variable interest rates.

The Company and First Federal do not engage in the use of interest rate swaps, futures, forwards, or option contracts.

                                (Page 32)

Eagle BancGroup, Inc. and Subsidiary
              Notes to Consolidated Financial Statements

13. Quarterly Financial Data (Unaudited)

Summarized quarterly financial data for 1997 and 1996 follows:

                                  First      Second     Third      Fourth
                                 Quarter    Quarter    Quarter    Quarter
                                    (in thousands except per share data)
1997
Operating summary:
  Interest income               $  2,974   $  3,140   $  3,134   $  3,078
  Interest expense                 1,963      2,040      2,085      2,033
    Net interest income            1,011      1,100      1,049      1,045
  Provision for loan losses           60         60         60         60
    Net interest income after
      provision for loan losses      951      1,040        989        985
  Non-interest income                 99        161        156        160
  Non-interest expense               859        944        988        977
    Income before income tax         191        257        157        168
  Income tax expense                  65         87         53         59
    Net income                  $    126   $    170   $    104   $    109

Per share data:
  Basic earnings per share      $   0.10   $   0.15   $   0.09   $   0.10
  Diluted earnings per share        0.10       0.15       0.09       0.10
  Book value                       16.28      16.69      17.03      17.24

Selected balance sheet averages:
  Assets                        $170,518   $172,839   $173,427   $172,748
  Investment securities           54,066     49,938     46,773     42,107
  Loans                          109,913    117,431    121,948    122,684
  Interest bearing deposits      132,474    131,221    131,660    130,711
  Borrowed funds                  13,897     18,406     21,220     18,015
  Stockholders' equity            21,513     20,584     20,438     20,301

                                (Page 33)

Eagle BancGroup, Inc. and Subsidiary
              Notes to Consolidated Financial Statements

                                  First      Second     Third      Fourth
                                 Quarter    Quarter    Quarter    Quarter
                                    (in thousands except per share data)
1996
Operating summary:
  Interest income               $  2,598   $  2,664   $  2,820   $  3,012
  Interest expense                 1,902      1,916      1,881      2,004
    Net interest income              696        748        939      1,008
  Provision for loan losses           15         20        103         45
    Net interest income after
      provision for loan losses      681        728        836        963
  Non-interest income                109         75         69        165
  Non-interest expense               839        827      1,772        935
   (Loss) income before income tax   (49)       (24)      (867)       193
  Income tax (benefit) expense       (15)        (8)      (277)        42
    Net (loss) income           $    (34)  $    (16)  $   (590)  $    151

Per share data:
  Basic earnings per share           N/A   $  (0.01)  $  (0.45)  $   0.12
  Diluted earnings per share         N/A      (0.01)     (0.45)      0.12
  Book value                         N/A      17.15      16.76      17.00

Selected balance sheet averages:
  Assets                        $151,136   $155,718   $160,432   $170,168
  Investment securities           56,153     56,513     56,610     58,168
  Loans                           89,292     93,690    100,375    106,035
  Interest bearing deposits      138,200    138,158    133,834    132,356
  Borrowed funds                       -      1,428      2,224     13,812
  Stockholders' equity            11,434     14,432     21,219     21,448

The 1996 and first three quarters of 1997 earnings per share amounts have been restated to comply with Statement of Financial Accounting Standards No. 128, "Earnings per Share."

                                (Page 34)

Eagle BancGroup, Inc. and Subsidiary
              Notes to Consolidated Financial Statements

14. Parent Company Information

Consolidated financial information for Eagle BancGroup, Inc.
(parent company only) follows:

                                                      December 31,
                                                    1997        1996
                                                 (Dollars in thousands)
Condensed statements of condition
Assets:
  Cash on deposit with bank subsidiary           $    89      $ 1,074
  Investment securities available for sale
    at market value, cost, $2,630 1997;
    $4,060 1996                                    2,649        4,048
  Investment in subsidiary                        16,722       15,995
  First Federal ESOP loan                            834        1,085
  Other assets                                        22            -
    Total assets                                 $20,316      $22,202

Liabilities and stockholders' equity:
  Liabilities                                    $    11      $    61
  Stockholders' equity                            20,305       22,141
    Total liabilities and stockholders' equity   $20,316      $22,202

                                              Year Ended December 31,
                                            1997       1996       1995
                                               (Dollars in thousands)
Condensed statements of income
Interest income on investments             $ 204      $ 154       $  -
Interest income on ESOP loan                  77         43          -
  Total interest income                      281        197          -

Non-interest income                            5          9          -
Non-interest expense                         146         15          -
  Total non-interest expense                (141)        (6)         -
    Income before income tax expense         140        191          -
Income tax expense                            47         65          -
  Income before equity in undistributed
    net income (loss) of subsidiary           93        126          -
Equity in undistributed net income
  (loss) of subsidiary                       416       (615)         -
  Net income (loss)                        $ 509      $(489)      $  -

                                (Page 35)

Eagle BancGroup, Inc. and Subsidiary
              Notes to Consolidated Financial Statements

                                                 Year Ended December 31,
                                               1997       1996       1995
                                                  (Dollars in thousands)
Condensed statements of cash flows
Operating activities:
  Net income (loss)                          $   509    $  (489)     $  -
  Adjustments to reconcile net income
 (loss) to net cash provided by
  operating activities:
    Amortization of investment premiums
      and discounts, net                          (2)         -         -
    Gains on securities sold, net                 (5)         -         -
    Undistributed (earnings) loss of
      Subsidiary                                (416)       615         -
    Release of ESOP shares                        96          -         -
    Allocation of MDRP shares                    123          -         -
    Decrease (increase) in interest receivable    34       (105)        -
   (Decrease) in other assets                    (33)         -         -
   (Decrease) increase in other liabilities       (7)        61         -
      Net cash provided by operating activities  299         82         -

Investing activities:
  Purchases of available for sale securities  (2,133)    (6,030)        -
  Proceeds from sale of available for sale
    securities                                 3,536      2,036         -
  Loan to ESOP for stock purchase                  -     (1,042)        -
  Loan repayment                                 208          -         -
    Net cash provided by (used in)
      investing activities                     1,611     (5,036)        -

Financing activities:
  Purchase MDRP stock                           (840)         -         -
  Purchase of treasury stock                  (2,055)         -         -
  Proceeds from sale of common stock               -     12,228         -
  Purchase of First Federal common stock           -     (6,200)        -
    Net cash (used in) provided by
      financing activities                    (2,895)     6,028         -

(Decrease) increase in cash and
  cash equivalents                              (985)     1,074         -

Cash and cash equivalents:
  Beginning of year                            1,074          -         -
  End of year                                $    89   $  1,074      $ 	-

                                (Page 36)

Eagle BancGroup, Inc. and Subsidiary
                   Other Corporate Information

Directors -               Senior Officers-         Form 10-K Report
Eagle BancGroup, Inc.     First Federal Savings    Single copies of Eagle
Gerald A. Bradley         Donald L. Fernandes      BancGroup, Inc.'s 1997
Chairman of the Board     Chairman and Chief       Annual Report on Form 10-K,
Owner, Bloomington Tent   Executive Officer        as filed with the
and Awning Company                                 Securities and Exchange
Bloomington, Illinois     David R. Wampler         Commision, are available at
                          President                no charge.  Contact Lori
Robert P. Dole                                     Campbell, Assistant
Retired President,        Gary Richardson          Secretary, Eagle BancGroup,
National Union            Vice President-Lending   Inc., 301 Fairway Drive,
Electric Corporation                               Bloomington, Illinois 61701
Normal, Illinois          Larry C. McClellan       or phone (309) 663-6345
                          Vice President-Operations
Louis F. Ulbrich                                   Common Stock-
Attorney-at-law, Retired  Laurel Beth Donovan      Market Information
Bloomington, Illinois     Vice President-          The Company's common stock
                          Retail Banking Services  trades on the Nasdaq Stock
William J. Hanfland                                Market under the symbol
Assistant Treasurer,      Corporate Headquarters   EGLB.  At December 31, 1997
Illinois Agricultural     Eagle BancGroup, Inc.    there were 1,177,705 shares
Association               301 Fairway Drive        of the Company's common
Bloomington, Illinois     P. O. Box 429            stock issued and
                          Bloomington, IL 61701    outstanding and there were
Steven J. Wannemacher     Telephone (309)663-6345  approximately 350 holders
Executive Vice President  Facsimile (309)663-8763  of record and beneficial
Heritage Enterprises,Inc.                          holders.
Bloomington, Illinois     Corporate Attorneys
                          Schiff Hardin & Waite    The high and low sales
Donald L. Fernandes       7200 Sears Tower         price of the Company's
President and             Chicago, Illinois 60606  common stock for the four
Chief Executive Officer,                           quarters ended March 31,
Eagle BancGroup, Inc.     Independent Auditors     June 30, September 30 and
                          McGladrey & Pullen, LLP  December 31, as provided
David R. Wampler          401 Main Street          by Nasdaq, are as follows:
Vice President            Peoria, Illinois 61602                  High    Low
Eagle BancGroup, Inc.                              Quarter Ended:
Bloomington, Illinois     Transfer Agent and       Mar 31, 1997  16.250 14.500
                          Registrar                Jun 30, 1997  15.875 14.750
Officers-                 Registrar and Transfer   Sep 30, 1997  18.375 15.250
Eagle BancGroup, Inc.       Company                Dec 31, 1997  20.375 18.000
Donald L. Fernandes       10 Commerce Drive
President and             Cranford, NJ 07016       The Company has not paid
Chief Executive Officer   (908) 497-2300           any dividends.  For
                                                   information regarding
David R. Wampler          Annual Meeting           restrictions on dividend
Vice President            The annual meeting of    payments see Note 8 of the
                          Stockholders of Eagle    Notes to Consolidated
Louis F. Ulbrich          BancGroup, Inc. will be  Financial Statements.
Secretary                 held at 10:00am (CDT) on
                          Wednesday, April 15, 1998
                          at the Best Western Eastland
                          Suites Conference Center,
                          Bloomington, Illinois
                               (Page 37)