Form 10-K, Exhibit 13
period 1998-12-31
EAGLE BANCGROUP INC
filed 1999-03-29
CIK 1010856

Exhibit 13.1

Eagle BancGroup, Inc.
1998 Annual Report
Eagle BancGroup, Inc. is a Holding Company for First Federal Savings & Loan Association Bloomington, Illinois

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

To Our Stockholders:

We are pleased to present to our stockholders this annual report for 1998. We have continued to build on the theme we used in last year's report, 'Opening doors to new possibilities and Creating windows of opportunity.' The architectural look this year is reflective of the building process mentality we have adopted. We believe it captures the spirit and philosophy of the Company and its employees. Our goal is to create a healthy banking franchise by building strong personal relationships within the communities we serve. Some examples of these relationships are featured within this year's report, and we are pleased to share them with you.

We had an exciting year in 1998 that included the opening of our new branch office in Lexington, Illinois, dramatic growth in loan originations and continued improvement in our earnings. These results are further evidence that we continue to work to grow and to improve our financial performance, while enhancing the long-term investment value for our stockholders. The positive and aggressive approach to our business we have employed, whereby we seek out the new possibilities and create the opportunities that will have a positive and lasting effect on our employees, our customers, the communities we live in and our stockholders, continues to serve us well.
                                  -Page 87-
The continued support we have received from our customers and our stockholders is greatly appreciated and we look forward to an exciting and prosperous year in 1999.

Sincerely,

/s/ Gerald A. Bradley                  /s/ Donald L. Fernandes
Gerald A. Bradley                      Donald L. Fernandes
Chairman of the Board                  President and Chief Executive Officer

                             (Inside Front Cover)

Eagle BancGroup, Inc. and Subsidiary

                             FINANCIAL HIGHLIGHTS
The following table sets forth, on a historical basis, selected consolidated financial data for the Company.  Data prior to 1996 relates to First Federal only.
                              As of and For the Year Ended December 31,
                             1998      1997      1996      1995      1994
                             (Dollars in thousands except per share data)
Selected Financial Condition Data
Total assets              $180,101  $171,137  $172,666  $150,974  $140,932
Cash and due from banks      1,084     1,628     1,487     1,072     1,092
Federal funds sold and
 overnight deposits          7,653     3,386     5,573     2,828     1,611
Investments                 49,822    38,943    53,883    53,186    42,680
Loans, net                 116,551   122,409   106,641    88,786    83,589
Deposits                   134,091   131,452   133,995   138,396   122,388
FHLB advances and other
 borrowings                 25,000    18,000    15,300        -      7,936
Total equity                19,697    20,305    22,141    11,515     9,501

Selected Operating Data
Interest income            $12,462   $12,326   $11,094   $ 9,933   $ 8,595
Interest expense             8,208     8,121     7,703     7,376     5,396
Net interest income before
 provision for loan losses   4,254     4,205     3,391     2,557     3,199
Provision for loan losses      240       240       183       100       (32)
Net interest income after
 provision for loan losses   4,014     3,965     3,208     2,457     3,231
Non-interest income          1,711       576       418       395       261
Non-interest expense         4,305     3,768     4,373     2,955     2,840
Income (loss) before income
 taxes                       1,420       773      (747)     (103)      652
Income taxes                   514       264      (258)      (30)      222
Net income (loss)              906       509      (489)      (73)      430

Per Share Data
Book value per share        $18.24    $17.24    $17.00       N/A       N/A
Basic earnings (loss)
 per share                    0.85      0.44     (0.38)      N/A       N/A
Diluted earnings (loss)
 per share                    0.83      0.44     (0.38)      N/A       N/A
Cash dividends per share      0.10        -         -        N/A       N/A
                                  -Page 88-

Selected Financial Ratios and Other Data
Performance Ratios (based on balance sheet averages) <F1>
  Return on assets            0.51%     0.30%    -0.31%    -0.05%     0.31%
  Return on equity            4.44%     2.46%    -2.85%    -0.68%     4.15%
  Interest rate spread
   during period <F2>         1.97%     1.99%     1.69%     1.83%     2.54%
  Net interest margin
   during period <F3>         2.47%     2.53%     2.20%     1.85%     2.55%
  Non-interest expense
   to assets <F4>             2.42%     2.19%     2.74%     1.98%     2.06%
  Non-interest income to
   assets                     0.96%     0.33%     0.26%     0.26%     0.19%
  Interest-earning assets to
   interest-bearing
   liabilities                1.11x     1.11x     1.10x     1.01x     1.00x
Asset Quality Ratios
  Non-performing assets to
   total assets <F5>          0.62%     0.54%     0.79%     0.80%     4.86%
  Allowance for loan losses to
   non-performing loans     255.67%   316.95%   130.92%   176.80%   219.35%
  Net charge-offs to
   average gross loans        0.13%     0.19%     0.17%     0.08%     0.05%
Regulatory Capital and Capital Ratios <F6>
  Tangible capital ratio      9.59%     9.99%     9.66%     7.73%     8.20%
  Core capital ratio          9.59%     9.99%     9.66%     7.73%     8.20%
  Risk-based capital ratio   16.04%    16.30%    18.29%    15.78%    15.80%
  Average equity to
   average assets            11.48%    12.04%    10.76%     7.21%     7.55%
  Equity to assets at
   end of period             10.94%    11.86%    12.82%     7.63%     6.74%

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

                                 (Page 1)
Eagle BancGroup, Inc. and Subsidiary
MANAGEMENT'S DISCUSSION AND ANALYSIS
Management's discussion and analysis of the results of operations and financial condition is intended to assist in understanding the financial condition, changes in financial condition and results of operations of Eagle BancGroup, Inc. This discussion should be read in conjunction with the consolidated financial statements, accompanying notes to consolidated financial statements and other information contained elsewhere in this report.
                                  -Page 89-
Eagle BancGroup, Inc. ('Eagle') is a non-diversified unitary savings and loan holding company engaged in the business of managing its investments and directing, planning and coordinating the activities of its wholly-owned subsidiary, First Federal Savings and Loan ('First Federal'), a federally charted savings association, and First Federal's wholly-owned subsidiary, FFS Investment Services Inc., a service corporation that sells investment products (collectively, 'the Company').

Eagle was formed in January, 1996 and purchased all of the stock of First Federal with the proceeds of a subscription stock offering completed in June, 1996. Simultaneous to the stock offering, First Federal converted from a federally-chartered mutual savings association to a federally-chartered capital stock savings association. Prior to June, 1996, Eagle had no assets or liabilities.

Comparison of Operating Results for the Years Ended December 31, 1998 and 1997

General. In 1998, the Company had net income of $906,000, or $.85 per share (basic), compared to $509,000, or $.44 per share (basic), in 1997. The increase in 1998 was primarily the result of significantly higher non-interest income, primarily gains on sales of residential mortgage loans, partially offset by higher non-interest expense.

Net Interest Income. Net interest income increased slightly to $4,254,000 in 1998 from $4,205,000 in 1997. Interest income increased to $12,462,000 in 1998 from $12,326,000 in 1997 while interest expense increased to $8,208,000 in 1998 from $8,121,000 in 1997. The interest rate spread, the difference between the yield on average interest earning assets and the cost of average interest bearing liabilities, was 1.97% in 1998 and 1.99% in 1997. The net interest margin, net interest income divided by average interest earning assets, was 2.47% in 1998 and 2.53% in 1997. The Company experienced pressures on the spread and margin due to declining market interest rates throughout 1998. The declining rate environment resulted in shifts in the loan portfolio that decreased the yield on earning assets more quickly than the benefits of the decreasing cost of funds.

Average interest earning assets and average interest bearing liabilities both increased over $6,000,000 in 1998 from 1997 to result in the increases in interest income and expense. Average commercial loans increased over $13,200,000 and average direct consumer loans, primarily home equity loans, increased over $3,200,000 as the Company emphasized higher yielding, shorter term loans relative to traditional residential mortgage loans. Average residential mortgage loans decreased $11,100,000 in 1998 as the low rate environment spurred increased refinancing activity with most new residential mortgage loans sold at origination. Overall, average loans increased over $2,200,000 while the rate earned declined slightly to 7.91% in 1998 from 8.02% in 1997 as the loan portfolio restructuring reduced the effects of the declining rate environment.

Average investments increased $3,900,000 in 1998 due primarily to temporary investment of residential mortgage loan sale proceeds. The rate earned on average investments decreased to 5.68% in 1998 from 5.95% in 1997 due to the rate environment and the increased holdings of lower yielding, short-term investments. Overall, the rate earned on average interest earning assets decreased to 7.24% in 1998 from 7.43% in 1997.
                                  -Page 90-
The rate paid on average interest bearing liabilities also decreased in 1998 to 5.27% from 5.44% in 1997.
                                  (page 2)
The decrease was due to both increases in demand deposit balances and a restructuring of the Federal Home Loan Bank ('FHLB') advance portfolio. Average deposits increased $1,300,000 as average demand deposits increased $4,000,000 while average time deposits decreased $2,400,000 in 1998 compared to 1997. The higher percentage of demand deposits in total deposits resulted in a reduction in the cost of average deposits to 5.26% in 1998 from 5.37% in 1997.

Average borrowed funds, all FHLB advances, increased $4,900,000 in 1998 while the cost of the borrowings decreased to 5.37% in 1998 from 5.89% in 1997. New advances taken out in 1998 had an average cost of 4.69% while the advances repaid in 1998 had an average cost of 6.11%. At year-end, 1998, the average cost of all advances was 5.05%.

At December 31, 1998, loans totaling $397,000 were contractually past due 90 days or more and were classified as non-accrual. No interest income is accrued on such loans. Income is recognized only upon receipt of cash payments, which totaled $28,000 in 1998. Additional income of $12,000 would have been accrued had the loans not been past due. No other loans were contractually past 90 days or more at December 31, 1998.

Provision For Loan Losses. The provision for loan losses was $240,000 in both 1998 and 1997. The provision is determined each year through analysis of the loan portfolio, the allowance for loan losses, loan charge-offs and recoveries and industry practice and experience. At December 31, 1998, the allowance for loan losses was $1,015,000, or .86% of total loans, compared to $935,000, or
 .76% of total loans, at December 31, 1997. The increase in 1998 was deemed necessary due to changes in the portfolio mix even though total loans at December 31, 1998 were less than at December 31, 1997. From year-end 1997 to year-end 1998, residential mortgage loans and loans held for sale declined $15,500,000 while commercial and commercial real estate loans increased $10,100,000. Net charge-offs declined to $160,000 in 1998 from $228,000 in
1997. In both years, the charge-off and recovery activity related to indirect auto loans with the decline in net charge-offs in 1998 corresponding to a decline in the indirect loan portfolio.

Non-Interest Income. Due to a significant increase in gains of sales of residential mortgage loans, non-interest income increased to $1,711,000 in 1998 from $576,000 in 1997. Proceeds from sales of residential mortgage loans were $93,164,000 in 1998 compared to $19,314,000 in 1997. Gains realized on the sales were $1,218,000 in 1998 compared to $178,000 in 1997. Loan servicing income increased $19,000 in 1998 due to the increased amount of serviced loans. The increase in demand deposit accounts led to an increase in deposit account service charges of $33,000 in 1998. Commission income earned by the Company's service corporation brokerage subsidiary also increased $13,000 in 1998.

As a percentage of average assets, non-interest income increased to .96% in 1998 from .33% in 1997. Net of the gains on loan sales, non-interest income was .28% of average assets in 1998 compared to .23% in 1997.

Non-Interest Expense.  Non-interest expense increased to $4,305,000 in 1998
                                  -Page 91-
from $3,768,000 in 1997 due primarily to an increase in salaries and employee benefits. Most of the $380,000 increase in salaries and employee benefits in 1998 was due to incentive payments related to the volume of residential mortgage loans originated and sold. The remainder of the salary and employee benefit increase was due to staff additions for the Company's new branch that opened in December, 1998 in Lexington, Illinois. Advertising expense increased $60,000 in 1998 due to promotional expenses related to the branch opening and increased radio and television advertising. Equipment expense increased $64,000 in 1998 related to hardware and software upgrades and the new branch. Other non-interest expense increased $90,000 due to higher supplies, phone, postage and other miscellaneous costs related to both the volume of mortgage loans processed and the new branch opening.

As a percentage of average assets, non-interest expense was 2.42% in 1998 compared to 2.19% in 1997. When the loan origination incentive payments are removed, non-interest expense was 2.23% of average assets in 1998.

Income Tax Expense. Income tax expense increased to $514,000 in 1998 from $264,000 in 1997 due to the increase in income before tax. The effective tax rate was 36% in 1998 and 34% in 1997.

Comparison of Operating Results for the Years Ended December 31, 1997 and 1996

General. In 1997, the Company earned net income of $509,000, or $.44 per share, compared to a net loss of $489,000, or $(.38) per share, in 1996. The 1996 results include the SAIF recapitalization special assessment
                                  (page 3)
which reduced earnings $600,000, net of tax. Excluding the net effect of the special assessment, 1996 net income was $111,000.

Net Interest Income. Net interest income increased to $4,205,000 in 1997 from $3,391,000 in 1996. The 24% increase in net interest income was due to improvement in the interest rate spread, which increased to 1.99% in 1997 from 1.69% in 1996. The interest rate spread is the difference between the yield on average interest earning assets and the cost of average interest bearing liabilities. The net interest margin, net interest income divided by average interest earning assets, also improved to 2.53% in 1997 from 2.20% in 1996. Interest income increased to $12,326,000 in 1997 from $11,094,000 in 1996 and interest expense increased to $8,121,000 in 1997 from $7,703,000 in 1996.

In 1997, the Company benefited from a full year's effect of investment of the $11,186,000 net proceeds received from the initial stock offering completed in June, 1996. In addition, strong loan demand and efforts to restructure the loan and investment portfolios in 1997 resulted in a $20,700,000 increase in average loans outstanding, primarily related to residential mortgage loans. During the second half of 1997, the Company began emphasizing originations of commercial real estate and commercial loans. Total average interest earning assets were $165,975,000 in 1997 and $154,244,000 in 1996. The increased emphasis on loan originations resulted in higher yielding loans comprising a greater share of earning assets in 1997 than 1996. As a percentage of average interest earning assets, average loans outstanding was 71% in 1997 compared to 63% in 1996. The yield earned on average interest earning assets increased to 7.43% in 1997 from 7.19% in 1996. The yield on average loans outstanding was 8.02% in 1997 compared to 7.89% in 1996. The yield on other interest earning assets was 5.95% in 1997 and 6.00% in 1996 and the average balance of these assets decreased $8,900,000 in 1997.
                                  -Page 92-
Average interest bearing liabilities increased to $149,417,000 in 1997 form$140,009,000 in 1996 while the rate paid on average interest bearing liabilities decreased to 5.44% in 1997 from 5.50% in 1996. Average borrowed funds, all FHLB advances, increased $13,500,000 while average deposits decreased $4,100,000 in 1997 compared to 1996. The increase in loans outstanding in 1997 was funded in part with FHLB advances. The rate paid on average borrowed funds decreased to 5.89% in 1997 from 6.20% in 1996 and the rate paid on average deposits decreased to 5.37% in 1997 from 5.48% in 1996.

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

Provision For Loan Loss. The provision for loan losses increased to $240,000 in 1997 from $183,000 in 1996 due mainly to the increased lending activity. The amount of the provision is determined through analysis of the loan portfolio and the allowance for loan losses, including a review of charge-offs and delinquencies, as well as industry practice and experience. At December 31, 1997, the allowance for loan losses was $935,000, or .76% of total loans, compared to $923,000, or .86% of total loans, at December 31, 1996. The growth in the loan portfolio in 1997 related primarily to residential mortgage loans, which historically have low loss rates that did not justify a more significant increase in the allowance for loan losses. Net charge-offs were $228,000 in 1997, up from $167,000 in 1996. The net charge-offs in 1997 related entirely to consumer loans. The total balance of consumer loans decreased approximately $3,000,000 in 1997, due largely to the Company placing less emphasis on the origination of indirect auto loans in 1997.

Non-Interest Income. Non-interest income increased to $576,000 in 1997 from $418,000 in 1996 due primarily to gains on loans sold, which increased to $178,000 in 1997 from $68,000 in 1996. Loans sold increased to $19,314,000 in
1997 from $10,844,000 in 1996.  Net gains on securities sold increased to
$46,000 in 1997 from $15,000 in 1996.   Proceeds from the sales of securities
of $25,000,000 in 1997 were used primarily to originate loans. Service charges on deposit accounts increased to $80,000 in 1997 from $51,000 in 1996 due to an increased number of accounts and a revised account and fee schedule. Non-interest income was .33% of average assets in 1997 compared to .26% in 1996.

Non-Interest Expense. Non-interest expense increased to $3,768,000 in 1997 compared to $3,498,000 in 1996, net of the SAIF special assessment. Total non-interest expense in 1996 was $4,373,000
                                  (page 4)
including the $875,000 SAIF recapitalization special assessment. Salaries and employee benefits increased by $414,000 in 1997 due primarily to staff additions and normal increases in employee costs as well as to expenses related to benefit plans implemented following the stock conversion. Data processing expense increased $73,000 in 1997 due to one-time expenses related to converting to a new data provider and deconverting from the previous provider. Audit and legal fees increased $120,000 in 1996 due primarily to increased corporate meeting and reporting requirements following formation of the holding company. The expense increases were partially offset by a
                                  -Page 93-
decrease in regular FDIC premium expense of $289,000 in 1997 due to the premium rate reduction following the payment of the recapitalization special assessment in 1996.

As a percentage of average assets, non-interest expense was 2.19% in both 1997 and 1996, net of the recapitalization special assessment.

Income Tax Expense. Due to the increase in income before income tax, income tax expense was $264,000 in 1997 compared to a benefit for income tax of $258,000 in 1996. The effective tax rate was 34% in 1997 compared to an effective benefit rate of 35% in 1996.

Financial Condition

Total assets increased 5% to $180,101,000 at December 31, 1998 from $171,137,000 at December 31, 1997. Increases in deposits and FHLB advances were initially used to fund commercial and consumer loan originations. Refinancing activity throughout the last half of 1998 resulted in increased loan repayments and the Company invested the funds in mortgage-backed and other securities.

The decline in mortgage loan rates in 1998 caused an increase in refinancing activity that resulted in a decrease in residential mortgage loans of $15,500,000. The reduction was due to the fact that most new residential loan originations were sold in the secondary market. In 1998, residential loan originations totaled $105,700,000 while proceeds of residential mortgage loan sales were $93,164,000. Commercial and commercial real estate loans increased $10,100,000 to result in a net decrease of $5,900,000 in total loans during 1998. Consumer loans decreased $400,000 as a decrease in indirect automobile loans of $2,800,000 was partially offset by increases in home equity loans and lines of credit.

Total investments increased $10,900,000 in 1998 due to investment of loan sale proceeds and funds received from new deposits and FHLB advances. Mortgage-backed securities increased $12,600,000 and investment securities decreased $1,700,000. Cash and cash equivalents increased $3,700,000 in 1998 due to temporary investment of loan sale proceeds and in preparation for the first quarter of 1999 when a larger than usual amount of certificates of deposit are scheduled to mature.

Total deposits increased $2,600,000 in 1998 due to a $4,300,000 increase in demand deposits and a $600,000 increase in savings deposits offset by a $2,300,000 decrease in time deposits. The increase in demand deposits reflects the Company's efforts to reduce the cost of funds and improve the interest rate sensitivity of the deposit portfolio.

(MARKETING INSERT)
'THEIR COMMITMENT TO ME IS MORE THAN WINDOW DRESSING' - Jeff 'Mac' McElravy, owner of Cornerstone Construction in Bloomington.

Every bank will call you 'friend,' but the key to a good financial relationship is trust and commitment. To earn customer confidence, First Federal Savings gets to know them first and then grows the relationship over time.

'At First Federal Savings, I feel the respect that comes when people
                                  -Page 94-
understand that I know my business,' says Mac McElravy, commercial customer. 'When I proposed a new business venture, they listened and gave the advice I needed. Now I feel comfortable just stopping by anytime and kicking around a few ideas. I know they won't go running when I mention something cutting-edge.'

'When Mac comes in with a new business proposal, we do more than examine the plan,' says Dave Wampler, First Federal Savings President. 'We look at the person's philosophy and dedication. That's how we build trust and long-term relationships with our customers.'

When First Federal talks about good working relationships, it's not just a sales pitch... it's the way they do business. Every customer relationship is built with trust and commitment... and that makes all the difference.
                                  (page 5)
'WITH SOME BANKS, OPPORTUNITY KNOCKS ONCE. BUT FIRST FEDERAL SAVINGS LEANS ON MY DOORBELL.' - Ron Brucker, owner of Brucker Farms Inc.

You don't deposit a check and then close the account. And you don't make an investment without thinking of how it will affect your future. So why should you choose a bank that does? First Federal Savings knows that financial success means being available for customers every step of the way.

'Farming has its ups and downs, but I've found success by consistently giving it my all. I need a bank that does the same. That's why I chose First Federal,' says Ron Brucker, agri-business customer. 'They not only know me and my business, but they are also in it for the long haul.'

'Ron is not just an application to us and I like to think we're more than application takers to him,' says Randy Jacobs, First Federal Savings account representative. 'We work hard to anticipate his financial needs and want to be there whenever he needs us. It's long-term relationships like these that lead to trust and a higher level of comfort.'

The old adage says, 'Success is not a goal, it's a journey.' The same holds true for financial achievements and security. That's why First Federal Savings is committed to building a lasting relationship with its customers. (END MARKETING INSERT)

The borrowed funds portfolio, all FHLB advances, was restructured in 1998 to reduce the average cost of borrowed funds. The Company repaid $7,000,000 in advances that matured in 1998 with new advances that cost, on average, over 140 basis points less. The average cost of the advance portfolio decreased from 5.74% at December 31, 1997 to 5.05% at December 31, 1998. In total, borrowed funds increased $7,000,000 in 1998.

Stockholders' equity decreased to $19,697,000, or 10.9% of total assets, at December 31, 1998 from $20,305,000, or 11.9% of total assets, at December 31, 1997. The decrease in equity in 1998 was due to the repurchase of additional shares for the treasury at a cost of $1,762,000 offset by 1998 net income. Book value per share increased to $18.24 per share at December 31, 1998 from $17.24 per share at December 31, 1997.

Savings institutions are required to maintain minimum capital levels measured by three ratios: Risk-based capital to risk weighted assets of 8%; core capital to adjusted tangible assets of 4% and tangible core capital to
                                  -Page 95-
tangible assets of 1.5%. At December 31, 1998, the Company's savings institution subsidiary had ratios of 16.04%, 9.59% and 9.59%, respectively, compared to ratios of 16.30%, 9.99% and 9.99%, respectively, at December 31, 1997.

Interest Rate Risk

Interest rate risk arises from the impact of changes in interest rates on the Company's assets and liabilities. Successful management of interest rate risk reduces the impact of such changes on the Company's operations. Interest rate risk is managed through evaluation of the interest rate risk inherent in certain assets and liabilities and determination of the appropriate risk level given the Company's business plan, operating environment and capital and liquidity requirements. Interest rate risk management guidelines are reviewed and approved annually by the Board of Directors.

Specific strategies used to reduce interest rate risk include (i) diversifying the loan portfolio by emphasizing origination of short-term direct consumer loans, commercial and commercial real estate loans; (ii) selling at origination all long-term, fixed rate and most adjustable rate residential mortgage loans; (iii) classifying all investments as available for sale; (iv) maintaining an investment portfolio of primarily adjustable rate and short-term, fixed rate securities; (v) utilizing medium-term, fixed rate FHLB advances as a funding source; and (vi) emphasizing deposit products that reduce interest sensitivity (demand and savings deposits and long-term, fixed rate certificates).

The effects of these strategies are evident in the Company's 1998 operations. Commercial and commercial real estate loan originations in 1998, totaling $20,700,000, primarily mature in five years or less. Proceeds of residential real estate loan sales exceeded $93,000,000 and the amount of residential mortgage loans in the portfolio declined $15,500,000. All investments remain classified as available for sale. Of the over $48,000,000 in new investments purchased in 1998, $13,400,000 were adjustable rate and $25,300,000 matured or were subject to call within 5 years. The FHLB advance portfolio consists of all medium-term, fixed rate advances that carry an average cost at year-end, 1998 that is 69 basis
                                   (page 6)
points less than the average cost at year-end, 1997. Demand and savings deposits grew $4,900,000 in 1998.

Interest rate sensitivity is measured quarterly by use of the Office of Thrift Supervision ('OTS') net portfolio value ('NPV') model. Data provided by the Company's thrift subsidiary in various regulatory reports is the primary basis for the model, which generates estimates of the amount of and change in NPV over a range of interest rate change scenarios. NPV is defined as the difference between incoming and outgoing cash flows from assets, liabilities and certain off-balance sheet contracts. The NPV ratio of each scenario is the NPV in that scenario divided by the present value of assets in the same scenario.

The benchmark measurements are the decline in NPV and the change in NPV ratio given a 200 basis point shock (increase) in interest rates. The figures below, provided by the OTS, show the changes under this scenario. The Board of Directors has determined that the maximum allowable decline in NPV given a
                                  -Page 96-
200 basis point shock is 45%. The OTS figures show a decline in NPV of 10%, which is well within the board of directors guidelines.

RISK MEASURES: 200 BP Rate Shock
Pre-shock NPV ratio                         10.14%
Exposure measure: Post-shock NPV Ratio       9.47%
Sensitivity measure: Change in NPV Ratio    68 basis points

                                                  NPV as Percent of Present
                       Net Portfolio Value             Value of Assets
 Change         Dollar      Dollar      Percent         NPV
in Rate         Amount      Change       Change        Ratio     Change
+400 bp        $13,482     $-4,872        -27%         8.02%     -212 bp
+300 bp         15,108      -3,246        -18%         8.81%     -134 bp
+200 bp         16,651      -1,793        -10%         9.47%     - 68 bp
+100 bp         17,706      -  648        - 4%         9.94%     - 20 bp
   0            18,354         -           -          10.14%        -
-100 bp         18,703         349          2%        10.18%        4 bp
-200 bp         18,849         495          3%        10.11%     -  3 bp
-300 bp         19,253         898          5%        10.16%        2 bp
-400 bp         19,223         869          5%        10.00%     - 15 bp

All changes in NPV ratios at December 31, 1998 were within the limits approved by the Board of Directors.

The OTS measurement of interest rate risk has inherent shortcomings due to the assumptions utilized in the model. Actual changes in market interest rates may result in different yield and cost changes than assumed in the model. The model also assumes that holdings of interest sensitive assets and liabilities would remain constant under each interest rate change scenario, which may be different than actual circumstances. As such, the NPV measurements in the table provide an indication of interest rate risk exposure at December 31, 1998 only and are not intended to and should not be used to forecast the effect of changes in interest rates on the Company's net interest income.

Market Risk

Market risk arises primarily from interest rate risk inherent in the Company's lending, investing, deposit taking and borrowing activities. The varying levels of sensitivity to changes in market interest rates of the Company's interest-earning assets, primarily loans and investments, and interest-bearing liabilities, primarily deposits and borrowed funds, create market risk. Evaluation of market risk is an integral component of interest rate risk management.

The Company's exposure to market risk is lessened by not holding or using any derivative instruments to manage interest rate risk. In addition, the Company does not maintain a portfolio of trading account investments. At December 31, 1998, the Company did hold $3,701,000 as loans held for sale, the entire amount of which was residential mortgage loans originated in December, 1998 that had been sold to various secondary market investors. The loans remained on the Company's books at year-end due to the usual delay between a loan closing and the funding by the investor. As such, the market risk exposure on these loans was not significant.
                                  -Page 97-
Liquidity
Primary sources of funds are deposits, FHLB advances and principal and interest payments on loans and
                                  (page 7)
mortgage-backed and investment securities. Scheduled maturities of loans and mortgage-backed and investment securities are predictable sources of funds while deposit inflows and loan and mortgage-backed securities prepayments are greatly influenced by general interest rates, economic conditions and competition.

Funds are invested in loans, primarily residential mortgage, commercial, commercial real estate and direct consumer loans, and mortgage-backed and investment securities. Loan originations totaled $162,709,000, $72,203,000 and $63,005,000 in 1998, 1997 and 1996, respectively. Purchases of mortgage-backed and investment securities were $48,142,000, $13,218,000 and $26,686,000 in 1998, 1997 and 1996, respectively. Net cash provided by financing activities in 1998 was $7,765,000 while $1,498,000 net cash was used by operating activities and $2,544,000 net cash was used by investing activities.

Adequate liquidity must be maintained to ensure that sufficient funds are available to support loan originations, deposit withdrawal demands, satisfy other financial commitments and take advantage of investment opportunities. Approved loan commitments totaled $479,000 and unused lines of credit equaled $8,826,000 at December 31, 1998. Scheduled maturities of certificates of deposit in 1999 total $64,793,000. Scheduled loan maturities and principal payments in 1999 total $30,049,000 and scheduled maturities of investment securities in 1999 total $4,630,000. In addition, an unknown amount of principal payments will be received on mortgage-backed securities in 1999. In 1998, principal payments totaling $9,944,000 were received on mortgage-backed securities.

The OTS requires thrifts to maintain a 4% liquidity ratio measured as the ratio of cash, cash equivalents, short-term investments and certain long-term investments to deposits and certain borrowed funds. The Company's savings institution subsidiary had liquidity ratios of 14.11% and 12.07% at December 31, 1998 and 1997, respectively.

Inflation
The Consolidated Financial Statements and notes thereto included in this report have been prepared in accordance with generally accepted accounting principles and reflect the results of operations and financial position measured in historical dollars without regard for the changes in the relative purchasing power of money over time due to inflation. Inflation impacts the Company in the increased cost of operations and as an inherent factor in the general level of interest rates. Changes in interest rates have a greater impact on the Company's financial performance than the general level of inflation due to the monetary nature of most of the Company's assets and liabilities. Effective interest rate management can minimize the effects of inflation on the Company's monetary assets and liabilities. Inflation has not had a significant impact on the costs of operation or the non-monetary assets of the Company.

Year 2000
The Year 2000 ('Y2K') computer problem has received considerable publicity as January 1, 2000 nears. The ability of computers and computer systems to successfully function on and after January 1, 2000 has been the subject of
                                  -Page 98-
much concern and speculation. All companies face many challenges in their efforts to be Y2K compliant.

As a financial institution, the Company relies heavily on both in house and third party data processing systems to maintain accurate loan, deposit and other financial and corporate information and records. The Company also relies on public and private utilities for phone and data lines, electricity, water and other such services over which it has little, if any, control. In the event of a Y2K failure in house or by any other service provider, the Company must be prepared to operate as normally as possible or risk a decline in its financial performance.

The Company formulated its initial Y2K compliance plan in September, 1997. This plan has been expanded, revised and updated continually since then. The OTS has and continues to monitor the compliance effort including an on-site inspection in early 1998 and by reviewing compliance plan updates. To date the Company's compliance plan and efforts have been approved by the OTS. A second on-site inspection and review is scheduled for February, 1999.

In the fourth quarter, the Company took the following actions related to its Y2K compliance effort: Started the initial round of software compliance testing on the Company's primary third party data provider (following the provider's pre-determined testing schedule for all users); continued follow-up contacts to monitor compliance status of third party software vendors; set up testing procedures with third party software vendors as applicable; followed up initial contact with significant loan and deposit
                                  (page 8)
customers regarding their Y2K status; and began developing a comprehensive contingency plan.

The initial round of software compliance testing on the primary third party data provider is scheduled for completion in January, 1999. A second round of testing is scheduled to begin in February, 1999 after review and analysis of the initial testing by the provider and all users. The comprehensive contingency plan will expand upon the plan briefly detailed in previous versions of the Y2K compliance plan. Development of the contingency plan was delayed pending completion and review of the initial round of testing.

Direct costs related to the Y2K compliance effort incurred by the Company in 1998 include $25,000 paid to the primary data provider related to the software compliance testing and $5,000 paid to the Company's third party network consultant for testing and certifying that in house hardware was Y2K compliant. In 1999, additional costs related to the Y2K compliance effort will be incurred. The third party network consultant may provide additional services at a cost not expected to exceed $25,000. Compliance testing on other software providers will be conducted at a cost not expected to exceed $10,000. An informational mailing to all customers will be sent that is not expected to cost more than $5,000.

The Company also incurred indirect costs related to the Y2K compliance effort in 1998, primarily salaries and benefits for the employees involved with the testing. In 1998, the Company estimates that approximately $40,000 of salary and benefit expense could be allocated to the Y2K compliance effort. This amount does not represent additional expense, rather a reallocation of expense that would have been incurred even without the Y2K testing. In 1999, more salary and benefit expense could be allocated to the Y2K compliance effort but
                                  -Page 99-
total salary and benefit expense is not expected to increase due to the Y2K compliance effort.

In addition to the direct and indirect costs noted, the Company has also spent over $200,000 upgrading hardware since the third quarter of 1997 related to conversion to the current data provider, which occurred in August, 1997. In late 1998, the Company, as planned at the time of the conversion, migrated to updated hardware to support teller operations and also converted to new teller and platform software. These events have assisted in the Company's Y2K compliance effort but since the data provider conversion was necessary without regard to Y2K compliance, the costs associated with the conversion are not considered directly related to Y2K compliance.

The Y2K problem is extremely complex and potentially impacts any computer process. The Company believes its Y2K compliance effort will be effective. However, since the Company relies on so many third parties for various services, over which the Company has little or no control, no reasonable assurance can be given that the Company will not suffer a Y2K related service interruption or incur potentially significant unanticipated expenditures that could impact the financial performance of the Company.

(MARKETING INSERT)
'FIRST FEDERAL SAVINGS IS PROUD TO SPONSOR THE OPPORTUNITY TO OPEN MANY WINDOWS THROUGH SOARING EAGLES, A SPECIAL CLUB FOR CUSTOMERS AND FRIENDS 50 AND OVER.' - Roberta Leake, Coordinator (Lexington)

In April, First Federal Savings will launch Soaring Eagles, their new travel club for customers and friends 50 and over. The group, which is coordinated by Roberta Leake, offers a wide variety of trips, seminars and social events. The Soaring Eagles will visit such places as Amish Acres (Nappanee, IN); the Long Grove Village Strawberry Festival; Drury Lane Theatre (Oakbrook, IL); the New England Countryside; and the Branson Christmas Extravaganza.

According to Roberta, 'Soaring Eagles offers worry-free travel because all the arrangements are made for those who attend - from tipping to luggage and meals to hotels - we take care of everything!' Roberta is assisted by Judy Schlosser of the LeRoy branch and Mary Kay Kates, Bloomington.

This club is just another way First Federal consistently adds value to customer relationships.
(END MARKETING INSERT)
                                  (page 9)

Independent Auditor's Report

To the Stockholders and Board of Directors
Eagle BancGroup, Inc.
Bloomington, Illinois

We have audited the accompanying consolidated statements of condition of Eagle BancGroup, Inc. and subsidiary as of December
31, 1998 and 1997, and the related consolidated statements of income, statements of changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on
                                  -Page 100-
our audits. The consolidated statements of income, stockholders' equity and cash flows of Eagle BancGroup, Inc. and subsidiary, for the year ended December 31, 1996, were audited by other auditors whose report dated January 17, 1997, expressed an unqualified opinion on those statements.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Eagle BancGroup, Inc. and subsidiary as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

/S/ McGladrey & Pullen, LLP
Peoria, Illinois
January 29, 1999
                                (Page 10)

Eagle BancGroup, Inc. and Subsidiary

                 Consolidated Statements of Condition
                      December 31, 1998 and 1997

                                                    1998          1997
                                                  (Dollars in thousands)
Assets

Cash and due from banks                          $  1,084      $  1,628
Federal funds sold and overnight deposits           7,653         3,386
Investment securities - available for sale         11,328        13,037
Mortgage-backed securities - available for sale    37,244        24,596
Federal Home Loan Bank ("FHLB") stock               1,250         1,310
Loans, net of allowance for loan losses:
     $1,015 in 1998, $935 in 1997                 112,850       121,652
Loans held for sale                                 3,701           757
Premises and equipment                              2,819         2,834
Other assets                                        2,172         1,937
  Total assets                                   $180,101      $171,137

Liabilities

Deposits                                         $134,091      $131,452
Federal Home Loan Bank advances                    25,000        18,000
Other liabilities                                   1,313         1,380
  Total liabilities                               160,404       150,832
                                  -Page 101-

Stockholders' Equity

Preferred stock, par value $.01 per share,
  100,000 shares authorized, no shares issued           -             -
Common stock, par value $.01 per share,
  5,000,000 shares authorized;
  1,302,705 shares issued                              13            13
Paid-in capital                                    12,456        12,323
Retained earnings - substantially restricted       12,495        11,697
Unrealized loss on investment securities
  available for sale, net                            (144)         (110)
  Total stockholders' equity before treasury stock,
    unearned ESOP shares and Management
    Development and Recognition Plan               24,820        23,923

Treasury stock, at cost, 125,000 shares in 1997    (3,817)       (2,055)
Unearned Employee Stock Ownership Plan
  ("ESOP") shares                                    (730)         (834)
Management Development and Recognition
  Plan ("MDRP")                                      (576)         (729)
  Total stockholders' equity                       19,697         20,305

  Total liabilities and stockholders' equity     $180,101       $171,137

See Notes to Consolidated Financial Statements.
                                (Page 11)

Eagle BancGroup, Inc. and Subsidiary

                       Consolidated Statements of Income
                 Years Ended December 31, 1998, 1997 and 1996

                                            1998        1997        1996
                               (Dollars in thousands except per share data)
Interest income:
  Loans and fees on loans                 $ 9,517     $ 9,472     $ 7,681
  Investment securities and
    other interest earning assets           1,150       1,044       1,024
  Mortgage-backed securities                1,583       1,738       2,358
  Federal funds sold                          212          72          31
    Total interest income                  12,462      12,326      11,094

Interest expense:
  Deposits:
    Passbook                                  549         579         577
    MMDA and NOW                              330         202         181
    Certificates of deposit                 6,103       6,285       6,673
                                            6,982       7,066       7,431
  Borrowings                                1,226       1,055         272
    Total interest expense                  8,208       8,121       7,703

    Net interest income before
      provision for loan losses             4,254       4,205       3,391
Provision for loan losses                     240         240         183

    Net interest income after
      provision for loan losses             4,014       3,965       3,208
                                  -Page 102-
Non-interest income:
  Loan servicing                              157         138         146
  Gains on loans sold, net                  1,218         178          68
  Gains on securities sold, net                49          46          15
  Other                                       287         214         189
    Total non-interest income               1,711         576         418

Noninterest expense:
  Salaries and employee benefits            2,530       2,150       1,736
  Net occupancy                               590         537         544
  Federal deposit insurance premium            80          67       1,231
  Data processing                             305         322         249
  Other                                       800         692         613
    Total noninterest expense               4,305       3,768       4,373

  Income (loss) before income tax
    expense (benefit)                       1,420         773        (747)
Income tax expense (benefit)                  514         264        (258)
  Net income (loss)                       $   906     $   509    $   (489)

Basic earnings (loss) per share           $  0.85     $  0.44    $  (0.38)
Diluted earnings (loss) per share         $  0.83     $  0.44       (0.38)

See Notes to Consolidated Financial Statements.
                                (page 12)

Eagle BancGroup, Inc. and Subsidiary

            Consolidated Statements of Changes in Stockholders' Equity
                   Years ended December 31, 1998, 1997 and 1996

                                                             Accumulated
                              Common     Paid-In   Retained  Comprehensive
                               Stock     Capital   Earnings     Income
                                          (Dollars in thousands)
Balance, December 31, 1995   $     -    $     -    $11,677     $  (162)
Comprehensive income:
  Net loss                         -          -       (489)          -
  Unrealized loss on securities
    available for sale arising
    during the period, net taxes
    of $85                         -          -          -        (165)
  Less: Reclassification
    adjustment, net of tax
    of $5                          -          -          -         (10)
Comprehensive income(loss)
  Sale of capital stock           13     12,215          -           -
  Common stock acquired
    by ESOP                        -          -          -           -
  Release of ESOP shares           -          -          -           -
Balance, December 31, 1996        13     12,215     11,188        (337)
Comprehensive income:
  Net income                       -          -        509           -
  Unrealized loss on securities
    available for sale arising
    during the period, net taxes
    of $133                        -          -          -         257
                                  -Page 103-
  Less: Reclassification
    adjustment, net of tax
    of $16                         -          -          -         (30)
Comprehensive income
  Purchase of 125,000 shares
    for the treasury
  Release of ESOP shares           -         96          -           -
  Purchase of 52,106 shares
    for MDRP                       -          -          -           -
  Allocation of MDRP shares        -         12          -           -
Balance, December 31, 1997        13     12,323     11,697        (110)
Comprehensive income:
  Net income                       -          -        906           -
  Unrealized loss on securities
    available for sale arising
    during the period, net taxes
    of $1                          -          -          -          (2)
  Less: Reclassification
    adjustment, net of tax
    of $17                         -          -          -         (32)
Comprehensive income
  Purchase of 97,597 shares
    for the treasury               -          -          -           -
  Release of ESOP shares           -         94          -           -
  Allocation of MDRP shares        -         39          -           -
  Cash dividend paid               -          -       (108)          -
Balance, December 31, 1998   $    13    $12,456    $12,495     $  (144)

                                                   Management
                                                   Development
                                        Unearned     and
                             Treasury    ESOP      Recognition
                              Stock     Shares       Plan      Total
                                       (Dollars in thousands)
Balance, December 31, 1995   $     -    $     -    $     -     $11,515
Comprehensive income:
  Net loss                         -          -          -        (489)
  Unrealized loss on securities
    available for sale arising
    during the period, net taxes
    of $85                         -          -          -        (165)
  Less: Reclassification
    adjustment, net of tax
    of $5                          -          -          -         (10)
Comprehensive income(loss)                                        (664)
  Sale of capital stock            -          -          -      12,228
  Common stock acquired
    by ESOP                        -     (1,042)         -      (1,042)
  Release of ESOP shares           -        104          -         104
Balance, December 31, 1996         -       (938)         -      22,141

Comprehensive income:
  Net income                       -          -          -         509
  Unrealized loss on securities
    available for sale arising
    during the period, net taxes
    of $133                        -          -          -         257
                                  -Page 104-
  Less: Reclassification
    adjustment, net of tax
    of $16                         -          -          -         (30)
Comprehensive income                                               736
  Purchase of 125,000 shares
    for the treasury          (2,055)         -          -      (2,055)
  Release of ESOP shares           -        104          -         200
  Purchase of 52,106 shares
    for MDRP                       -          -       (840)       (840)
  Allocation of MDRP shares        -          -        111         123
Balance, December 31, 1997    (2,055)      (834)      (729)     20,305

Comprehensive income:
  Net income                       -          -          -         906
  Unrealized loss on securities
    available for sale arising
    during the period, net taxes
    of $1                          -          -          -          (2)
  Less: Reclassification
    adjustment, net of tax
    of $17                         -          -          -         (32)
Comprehensive income                                               872
  Purchase of 97,597 shares
    for the treasury          (1,762)         -          -      (1,762)
  Release of ESOP shares           -        104          -         198
  Allocation of MDRP shares        -          -        153         192
  Cash dividend paid               -          -          -        (108)
Balance, December 31, 1998   $(3,817)    $ (730)    $ (576)    $19,697

See Notes to Consolidated Financial Statements.
                                (Page 13)

Eagle BancGroup, Inc. and Subsidiary

                     Consolidated Statements of Cash Flows
                   Years Ended December 31, 1998, 1997 and 1996

                                                 1998      1997     1996
                                                  (Dollars in thousands)
Cash Flows from Operating Activities
Net income (loss)                              $   906   $   509 $  (489)
Adjustments to reconcile net income (loss) to
  net cash provided by operating activities:
    Provision for loan losses                      240       240      183
    Provision for depreciation                     315       284      288
    Provision for deferred income taxes            (36)     (114)      (4)
    Amortization of premiums and accretion of
      discounts on investment securities          (106)      (11)      74
    Gains on securities sold, net                  (49)      (46)     (15)
    Gains on loans sold, net                    (1,218)     (178)     (68)
    Compensation expense related to ESOP shares    198       200      104
    Compensation expense related to MDRP shares    192       123        -
    Proceeds from sale of loans
      originated for sale                       93,164    19,314   10,844
    Loans originated for sale                  (94,890)  (19,009)  (9,209)
                                  -Page 105-
     Decrease (increase) in accrued
      interest receivable                          (47)       43     (130)
    (Decrease) increase in accrued
      interest payable                              24        (5)      94
    Decrease (increase) in other assets           (140)      232      (65)
    (Decrease) increase in other liabilities       (51)      150       44
    Net cash provided by (used in)
      operating activities                      (1,498)    1,732    1,651

Cash Flows from Investing Activities
Investment securities
    Purchases                                  (23,274)   (5,610) (15,109)
    Proceeds from sales                         25,149     8,173   10,602
Mortgage-backed securities
    Purchases                                  (24,868)   (7,608) (11,667)
    Proceeds from sales                          2,268    16,790    9,749
    Principal collected                          9,944     3,799    5,625
Sale (purchase) of FHLB stock                       60      (355)    (261)
Principal collected on loans                    76,374    37,167   34,270
Loans originated, net                          (67,819)  (53,194) (53,796)
Purchases of premises and equipment               (353)     (229)     (65)
Net sales (purchases) of other real estate         (25)       20       (8)
Net cash used in investing activities           (2,544)   (1,047) (20,570)

                           (Continued on page 15)
                                 (Page 14)

Eagle BancGroup, Inc. and Subsidiary

           Consolidated Statements of Cash Flows - Continued
              Years Ended December 31, 1998, 1997 and 1996

                                                 1998      1997     1996
                                                  (Dollars in thousands)
Cash Flows from Financing Activities
 Increase in savings accounts, demand
  deposits and NOW accounts, net               $ 4,923   $ 1,801  $ 1,520
Increase (decrease) in certificate
  accounts, net                                 (2,288)   (4,337)  (5,927)
Proceeds from FHLB advances                     14,000    29,750   36,311
Principal payments on FHLB advances             (7,000)  (27,050) (21,011)
Purchase of MDRP shares                              -      (840)       -
Purchase of treasury stock                      (1,762)   (2,055)       -
Dividends paid                                    (108)        -        -
Proceeds from the sale of capital stock              -         -   11,186
Net cash (used in) provided by
  financing activities                           7,765    (2,731)  22,079

(Decrease) increase in cash and
   cash equivalents                              3,723    (2,046)   3,160

Cash and cash equivalents:
Beginning of year                                5,014     7,060    3,900
End of year                                    $ 8,737   $ 5,014  $ 7,060
                                  -Page 106-

Supplemental Disclosures of Cash Flow Information

Cash paid during the year for:
  Interest on deposits                         $ 6,978   $ 7,074  $ 7,425
  Interest on borrowed funds                     1,206     1,053      184
  Income taxes                                     714       210        -

See Notes to Consolidated Financial Statements.
                                (Page 15)

Eagle BancGroup, Inc. and Subsidiary
              Notes to Consolidated Financial Statements

Note 1. Significant Accounting Policies

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

Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130 (SFAS 130), which was issued in June 1997. SFAS 130 establishes new rules for the reporting and display of comprehensive income and its components, but has no effect on the Company's net income or total stockholders' equity. SFAS 130 requires unrealized gains and losses on the Company's available-for-sale securities, which prior to adoption were
                                  -Page 107-
reported separately in stockholder's equity, to be included in comprehensive income. Prior year financial statements have been reclassified to conform to the requirements of SFAS 130.

Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards 131, 'Disclosures about Segments of an Enterprise and Related Information,' (SFAS 131). SFAS 131 requires a publicly held entity to disclose financial and other descriptive information about all of its reportable segments. The Statement requires disclosure of net income or loss, certain specific revenue and expense items, and assets for each segment presented and disclosure of a reconciliation of this information with the corresponding amounts recognized in the financial statements of the entity. This statement also requires disclosure of other pertinent segment information, including the products and services provided by its operating segments and the method by which the operating segments were determined.

Based on the Company's approach to decision making, it has decided that its business is comprised of a single segment and that SFAS 131 therefore has no impact on it consolidated financial statements.
                                (Page 16)

Eagle BancGroup, Inc. and Subsidiary
                       Notes to Consolidated Financial Statements
Use of Estimates
In preparing the consolidated financial statements, the Company's management is required to make estimates and assumptions which significantly affect the amounts reported in the consolidated financial statements and accompanying notes. Significant estimates which are particularly susceptible to change in a short period of time include the determination of the allowance for loan losses and valuation of real estate and other properties acquired in connection with foreclosures or in satisfaction of amounts due from borrowers on loans and fair value of investments and mortgage-backed securities. Actual results could differ significantly from those estimates.

Cash Equivalents
Cash equivalents include federal funds sold and overnight deposits. Generally, federal funds are sold for one-day periods.

Investment Securities
Securities classified as available-for-sale are those securities that the Company intends to hold for an indefinite period of time, but not necessarily to maturity, and marketable equity securities. Any decision to sell a security classified as available-for-sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company's assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors. Securities available-for-sale are carried at fair value. Accrued interest receivable on the related securities is included in the amortized cost balance to agree with amounts reported to the Company's regulatory authority. The difference between fair value and cost, adjusted for amortization of premium and accretion of discounts, results in an unrealized gain or loss. Unrealized gains or losses are reported as accumulated comprehensive income net of the related deferred tax effect in the statement of stockholders' equity. Gains or losses on the
                                  -Page 108-
sale of securities are determined on the basis of the specific security sold and are included in earnings. Premiums and discounts are recognized in interest income using the interest method over their contractual lives.

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

First Federal originates qualifying mortgage loans for sale in the secondary market. The majority of these loans are sold with servicing released.
                                 (Page 17)

Eagle BancGroup, Inc.
                       Notes to Consolidated Financial  Statements
Allowance for Loan Losses
The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance. The allowance for loan losses related to troubled loans identified for evaluation in accordance with Statement of Financial Accounting Standards No. 114 (SFAS 114) is based on estimated discounted cash flows using the loan's initial effective interest rate or the fair value of the collateral for certain collateral dependent loans. Consumer loans and one-to-four family residential loans are collectively evaluated for impairment as homogeneous loan groups which are outside the scope of SFAS 114. Under SFAS 118, no interest income on loans determined to be impaired is accrued. Interest income on such loans is recognized only upon cash receipt. SFAS 114 and SFAS 118 have not had a significant impact on results of operations in 1998, 1997 or 1996.

The allowance for loan losses is maintained at a level management believes to be adequate to absorb estimated future losses inherent in the loan portfolio. Management's determination of the adequacy of the allowance is based on an evaluation of the portfolio including consideration of past loan experience, current economic conditions, volume, growth and composition of the loan
                                  -Page 109-
portfolio, and other relevant factors. This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions. In addition, various regulatory agencies periodically review the allowance for loan losses. These agencies may require First Federal to make additions to the allowance for loan losses based on their judgments of collectibility based on information available to them at the time of their examination.

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

Earnings Per Share
Basic earnings per share is computed by dividing net income for the year by the weighted average number of shares outstanding of 1,066,003, 1,146,538 and 1,302,705 for 1998, 1997 and 1996, respectively.

Diluted earnings per share is determined by dividing net income for the year by the weighted average number of shares of common stock and dilutive potential common shares outstanding. Dilutive potential common shares assume exercise of stock instruments and use of proceeds to purchase treasury stock at the average market price for the period. The weighted average shares of common stock and dilutive potential common shares 1,088,654, 1,152,169 and 1,302,705 for 1998, 1997 and 1996, respectively.
                                 (Page 18)

Eagle BancGroup, Inc and Subsidiary
                        Notes to Consolidated Financial Statements
Recent Accounting Pronouncements
Accounting for Derivative Instruments and Hedging Activities
In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" which is required to be adopted for all fiscal quarters of fiscal years beginning after June 15, 1999. The Statement permits early adoption as of the beginning of any fiscal quarter after its issuance. The Statement will require the bank to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income.
                                  -Page 110-
Management does not anticipate that the adoption of the new Statement will have a significant effect on the Bank's financial statement.

Note 2. Investments

Investment securities and mortgage-backed securities available for sale are summarized below:
                                             Gross       Gross
                               Amortized  Unrealized  Unrealized    Fair
                                 Cost        Gains      Losses      Value
                                           (Dollars in thousands)
December 31, 1998
Investment securities:
  U.S. Treasury and agencies    $ 8,141    $   18       $    6    $ 8,153
  Other securities                3,222         2           49      3,175
   Total investment securities   11,363        20           55     11,328

Mortgage-backed securities:
  Collateralized mortgage
   obligations                    7,563         1           32      7,532
  Other mortgage-backed
   securities                    29,864        11          163     29,712
   Total mortgage-backed
     Securities                  37,427        12          195     37,244

Total                           $48,790    $   32       $  250    $48,572

December 31, 1997
Investment securities:
  U.S. Treasury and agencies    $12,642    $   13       $   20    $12,635
  Other securities                  395         7            -        402
   Total investment securities   13,037        20           20     13,037

Mortgage-backed securities:
  Collateralized mortgage
   obligations                   12,467         -          152     12,315
  Other mortgage-backed
   securities                    12,296        32           47     12,281
   Total mortgage-backed
     Securities                  24,763        32          199     24,596

Total                           $37,800    $   52       $  219    $37,633

                                 (Page 19)
Eagle BancGroup, Inc. and Subsidiary
              Notes to Consolidated Financial Statements

The amortized cost and fair value of investment and mortgage-backed securities at December 31, 1998, by contractual maturity, are shown below.
Expected maturities may differ from contractual maturities because mortgage-
backed securities may be called or prepaid without penalty and therefore they are not included in the maturity categories in the following summary.  Equity securities are not included in the maturity categories in the following maturity summary, since they do not have maturity dates.
                                  -Page 111-
                                                  Available for Sale
                                                 Amortized        Fair
                                                    Cost          Value
                                                 (Dollars in thousands)
Due within one year                               $ 4,626       $ 4,630
Due after one year through five years                  -            -
Due after five through ten years                    6,498         6,506
Due after ten years                                    -            -
Mortgage-backed securities                         37,427        37,244
Equity securities                                     239           192

Total                                             $48,790       $48,572

Realized gains and losses related to sales of investments were as follows:
                                                Year Ended December 31,
                                               1998      1997      1996
                                                (Dollars in thousands)
Realized gains                                 $ 61      $102      $ 49
Realized losses                                 (12)      (56)      (34)
Net gain                                       $ 49      $ 46      $ 15

Investments with a carrying value of approximately $5,049,000 and $6,450,000 as of December 31, 1998 and 1997, respectively, were pledged to secure public deposits and for other purposes as required or permitted by law.
                                (Page 20)

Eagle BancGroup, Inc. and Subsidiary
              Notes to Consolidated Financial Statements

Note 3. Loans

Loans consist of the following :
                                                           December 31,
                                                        1998        1997
                                                     (Dollars in thousands)
Residential mortgage loans                           $ 66,922    $ 85,326
Commercial real estate loans                           10,729       6,791
Consumer loans                                         28,824      29,236
Commercial installment loans                            7,792       1,588
Accrued interest receivable                               638         631
     Gross loans                                      114,905     123,572
Less:
  Deferred loan fees                                      109         114
  Allowance for loan losses                             1,015         935
  Undisbursed portion of loan proceeds                    931         871
        Loans, net                                   $112,850    $121,652

Advances from the Federal Home Loan Bank of Chicago are secured by a floating lien on First Federal's one-to-four family residential mortgage loans.
                                  -Page 112-
The Company's opinion as to the ultimate collectibility of these loans is subject to estimates regarding the future cash flows from operations and the value of the property, real and personal, pledged as collateral. These estimates are affected by changing economic conditions and the economic prospects of the borrowers.

The amount of loans serviced by the Company for the benefit of others is not included in the accompanying consolidated financial statements. Loans serviced at December 31, 1998 and 1997 totaled approximately $41,979,000 and $38,370,000, respectively.

Changes in the allowance for loan losses were as follows:
                                                 Year Ended December 31,
                                                 1998      1997     1996
                                                  (Dollars in thousands)
Balance at beginning of year                   $  935      $ 923   $ 907
Provision for losses                              240        240     183
Charge-offs                                      (170)      (239)   (178)
Recoveries                                         10         11      11
Balance, December 31                           $1,015      $ 935   $ 923

                                (Page 21)

Eagle BancGroup, Inc. and Subsidiary
              Notes to Consolidated Financial Statements

In the normal course of business, loans are made to directors, executive officers and principal stockholders of the Company and of parties which the Company or its directors, executive officers, and stockholders have the ability to significantly influence its management or operating policies (related parties). The terms of these loans, including interest rates and collateral, are similar to those prevailing comparable transactions with other customers and do not involve more than a normal risk of collectibilty.

Activity associated with loans (in thousands) made to related parties during
1998 was as follows:
Balance, January 1                                          $1,004
  New loans                                                    712
  Repayments                                                  (862)
    Balance, December 31                                    $  854

Note 4. Premises and Equipment

Premises and equipment are summarized as follows:
                                                      December 31,
                                                    1998        1997
                                                 (Dollars in thousands)
Land                                               $  721      $  775
Buildings                                           3,048       2,935
Furniture and equipment                             2,558       2,326
                                                    6,327       6,036
Less allowance for depreciation                     3,508       3,202
                                                   $2,819      $2,834

                                  -Page 113-

Note 5. Deposits

Deposits are summarized as follows:
                                                      December 31,
                                                    1998        1997
                                                 (Dollars in thousands)
Passbook accounts                                $ 15,756    $ 15,130
NOW accounts                                       15,866      11,569
Certificate accounts                               90,193      96,614
Time deposits over $100,000                        12,254       8,121
                                                  134,069     131,434
Accrued interest payable                               22          18
                                                 $134,091    $131,452

As of December 31, 1997, certificates of deposit have scheduled maturity dates as follows (in thousands):
Year of Maturity                                        Amount
    1999                                               $ 64,793
    2000                                                 24,660
    2001                                                  6,188
    2002                                                  4,204
    2003 and thereafter                                   2,602
                                                       $102,447

                                (Page 22)

Eagle BancGroup, Inc. and Subsidiary
              Notes to Consolidated Financial Statements

Note 6. Federal Home Loan Bank Borrowings

Federal Home Loan Bank of Chicago (FHLB) provides advances with various terms and conditions. Open line, variable rate advances are generally held for short terms. Fixed amount advances can have fixed or variable rates with short- or long-term maturities and allow prepayments under certain conditions. At December 31, 1998, all FHLB advances were fixed amounts.

Future payments at December 31, 1998 for all FHLB advances were as follows
(in thousands):
Year of Maturity                                      Amount
     1999                                            $     -
     2000                                                  -
     2001                                                  -
     2002                                             11,000
     2003                                                  -
     Thereafter                                       14,000
                                                     $25,000

                                  -Page 114-

A summary of FHLB advances follows:
                                                 Year Ended December 31,
                                                    1998         1997
                                                  (Dollars in thousands)
Balance on December 31                            $25,000      $18,000
Highest month-end balance                          27,000       21,050
Average balance during the year                    22,917       17,905
Average rate during the year                         5.37%        5.89%
Average rate at year-end                             5.05%        5.74%

Note 7. Income Taxes

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

                                (Page 23)

Eagle BancGroup, Inc. and Subsidiary
              Notes to Consolidated Financial Statements

The Company qualified under provisions for the Internal Revenue Code which permitted it to deduct from taxable income a provision for bad debts which differs from the provision for such losses charged to income. Accordingly, retained earnings at December 31, 1998 includes approximately $3,565,000 for which no provision for federal income taxes has been made. If, in the future, this portion of retained earnings is used for any purpose other than to absorb loan losses, federal income taxes may be imposed at the then applicable rates.

The federal income tax expense (benefit) consists of the following:
                                            Year Ended December 31,
                                          1998       1997       1996
                                            (Dollars in thousands)
Current                                  $ 550      $ 378     $(254)
Deferred                                   (36)      (114)       (4)
                                         $ 514      $ 264     $(258)

A reconciliation of the statutory federal income tax rate to the effective income tax rate follows:
                                            Year Ended December 31,
                                          1998       1997       1996
Statutory rates                            35%        35%         35%
Other                                       1         (1)          -
                                           36%        34%         35%

                                  -Page 115-

The components of the deferred tax asset (liability) are as follows:
                                                            December 31,
                                                          1998       1997
                                                     (Dollars in thousands)
Deferred tax assets:
  Allowance for loan and real estate losses              $ 345      $ 318
  State net operating loss carryforwards                   290        345
  Unrealized loss on securities available for sale          75         57
  Deferred compensation                                    110        114
  MDRP accrual                                              42         50
  Other                                                     35         54
    Total deferred tax assets                              897        938
  Valuation allowance for deferred tax assets              154        225
    Total deferred tax assets, net of valuation allowance  743        713
Deferred tax liabilities:
  Premises and equipment                                  (228)      (250)
Other                                                      (90)       (75)
  Total deferred tax liabilities                          (318)      (325)

  Net deferred tax assets                                $ 425      $ 388

                                (Page 24)

Eagle BancGroup, Inc. and Subsidiary
              Notes to Consolidated Financial Statements

Note 8. Stockholders' Equity

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

Quantitative measures established by regulation to ensure capital adequacy require First Federal to maintain minimum amounts and ratios (set forth in the table below) of Tangible and Core Capital (as defined by the regulations) to Tangible Assets (as defined) and Total and Tier I capital (as defined) to Risk-Weighted Assets (as defined). Management believes, as of December 31, 1998, that First Federal meets all capital adequacy requirements to which it is subject.

As of December 31, 1998, the most recent notification from the Office of Thrift Supervision categorized First Federal as well capitalized under the
                                  -Page 116-
regulatory framework for prompt corrective action under FDICIA. To be categorized as well capitalized, First Federal must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes would change First Federal's category.

                                                              To Be Well
                                                          Capitalized Under
                                         For Capital      Prompt Corrective
                             Actual    Adequacy Purposes  Action Provisions
                         Amount  Ratio    Amount   Ratio    Amount   Ratio
                                       (Dollars in thousands)
As of December 31, 1998:
Tangible Capital to
  Tangible Assets       $17,135  9.59%   $ 2,681   1.50%     N/A     N/A
Core Capital to
  Tangible Assets       $17,135  9.59%   $ 7,150   4.00%   $ 8,938   5.00%
Tier I Capital to
  Risk Weighted Assets  $17,135 15.15%      N/A     N/A    $ 6,787   6.00%
Total Capital to
  Risk Weighted Assets  $18,150 16.04%   $ 9,050   8.00%   $11,312  10.00%

As of December 31, 1997:
Tangible Capital to
  Tangible Assets       $16,845   9.99%  $ 2,530   1.50%      N/A     N/A
Core Capital to
  Tangible Assets       $16,845   9.99%  $ 6,747   4.00%   $ 8,434   5.00%
Tier I Capital to
  Risk Weighted Assets  $16,845  15.44%    N/A     N/A     $ 6,545   6.00%
Total Capital to
  Risk Weighted Assets  $17,780  16.30%  $ 8,726   8.00%   $10,908  10.00%

                                (Page 25)

Eagle BancGroup, Inc. and Subsidiary
              Notes to Consolidated Financial Statements

First Federal established a liquidation account at the time of conversion from a mutual savings association to a capital stock savings association. The account balance was equal to the amount of First Federal's net worth on June 29, 1996. The account will be maintained for the benefit of eligible deposit account holders who continue to maintain deposit accounts following the conversion. In the unlikely event of a complete liquidation, each eligible deposit account holder will be entitled to receive a liquidation distribution of any assets remaining after payment of all valid creditor's claims, including the claims of all depositors to the withdrawal values of their deposit accounts, but before any liquidation distribution may be made with respect to Eagle's common stock. Eligible deposit account holders have a subaccount in the liquidation account for each deposit account as of March 31, 1996. The liquidation account balance will gradually decrease as eligible deposit account holders subaccount balances are reduced or cease to exist. Dividends cannot be paid from the liquidation account

The Board of Directors may declare dividends to be paid on Eagle's common stock. Such payments may depend on dividends paid by First Federal to Eagle. The amount First Federal can pay in dividends is limited by Office of Thrift
                                  -Page 117-
Supervision rules that generally allow for capital distributions in any calendar year equal to the higher of net income for the calendar year to date plus an amount that would reduce by one-half the surplus capital ratio at the beginning of the calendar year or 75% of the net income over the previous four quarters. As of January 1, 1999, First Federal's allowable capital distribution amount was approximately $5,900,000.

Note 9. Employee and Director Benefit Plans

Pension Plan - First Federal has a defined benefit pension plan that was frozen on March 31, 1996 as a result of the creation of the Employee Stock Ownership Plan. Benefits, which were based on years of service and compensation, ceased to accrue January 1, 1996. Annual contributions are made to the plan as required by actuarial calculation and as allowed as a deduction for federal income tax purposes. Contributions are intended to provide for benefits attributed to service through December 31, 1995. Management terminated the plan as of March 31, 1998. Subject to the IRS and Department of Labor approvals, final distribution to plan participants will be made in 1999.

During the year ended December 31, 1998, the Company adopted Statement of Financial Accounting Standards No. 132, 'Employer's Disclosures about
Pensions and Other Postretirement Benefits - an amendment of SFAS 87, 88 and 106' (SFAS 132). SFAS 132 revises employer's disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans. It standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis and eliminates certain disclosures. Prior period disclosures have been restated.

                                (Page 26)
Eagle BancGroup Inc.
                        Notes to Consolidated Financial Statements

Change in Benefit Obligation:
                                                  Year Ended December 31,
                                                      1998        1997
                                                   (Dollars in thousands)
Assumptions at beginning of year:
  Discount rate                                       7.50%       7.50%
  Average rate of compensation increase                  -           -

Assumptions at end of year:
  Discount rate                                       6.75%       7.50%
  Average rate of compensation increase                  -           -

Benefit obligation at beginning of year:
  Service cost                                       $ 631       $ 562
  Interest cost                                          -          19
  Actuarial (gain)/loss including effect of
    change in assumptions                               23          32
  Benefits paid                                         (4)        (25)
Benefit obligation at end of year                      693         631

                                  -Page 118-

Change in Plan Assets:
                                                  Year Ended December 31,
                                                      1998        1997
                                                   (Dollars in thousands)
Fair value of plan assets at beginning of year       $ 543       $ 473
Actual return on plan assets (net of expenses)          41          43
Employer contributions                                 125          52
Benefits paid                                           (4)        (25)
Fair value of plan assets at end of year             $ 705       $ 543

Information on Funded Status and Amounts Recognized
                                                  Year Ended December 31,
                                                      1998        1997
                                                   (Dollars in thousands)
Discount rate                                         6.75%       7.50%
Average rate of compensation increases                   -           -

Accumulated benefit obligation                       $ 693       $ 613
Projected benefit obligation                           693         631
Fair value of assets                                   705         543
Funded status                                           12         (87)
  Unrecognized net actuarial (gain)/loss               116          86
  Unrecognized prior service cost                        2           3
  Unrecognized transition (asset)/obligation           (17)        (18)
Net amount recognized                                $ 113       $ (16)

                                 (page 27)

Eagle BancGroup, Inc. and Subsidiary
              Note to Consolidated Financial Statements

Components of Net Periodic Benefit Cost:
                                                  Year Ended December 31,
                                                 1998      1997      1996
                                                   (Dollars in thousands)
Discount rate                                    7.50%     7.50%     7.50%
Average rate of compensation increases              -         -         -
Expected rate on assets                          7.50%     7.50%     7.50%


Service cost                                     $  -      $ 19      $ 19
Interest cost                                      43        43        42
Expected return on plan assetrs                   (48)      (37)      (35)
Net amortization and deferral amounts:
  Unrecognized transition obligation/(asset)       (1)       (1)       (1)
  Prior service cost                                1         1         1
  Amortization of (gains)/losses                    -         4         7
  Total                                             0         4         7
Net periodic pension expense                     $ (5)     $ 29      $ 33

401(k) Plan - First Federal maintains a 401(k) plan that allows eligible employees to establish a tax-favored savings plan. Matching contributions were made by First Federal up to a maximum of $1,000 per employee annually to all eligible employees on the last day of 1998, 1997 and 1996. Future contributions may be made by First Federal at the discretion of the Board of
                                  -Page 119-
Directors. Eligible employees fully vest in their share of employer contributions after six years of qualified service. Matching expense for 1998, 1997 and 1996 totaled $29,000, $26,000 and $22,000, respectively.

Employee Stock Ownership Plan (ESOP) - In conjunction with Eagle's subscription stock offering, an ESOP was created and 104,216 shares of Eagle's stock were purchased for future allocation to employees. The purchase was funded with a loan from Eagle. Shares will be allocated to all eligible employees annually on the last day of the fiscal year based on a pro rata share of total compensation for the year. Benefits vest in full upon completion of six years of qualified service. Compensation expense for the ESOP was $198,000, $200,000 and $104,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

The following table reflects the shares held by the ESOP:
                                                 December 31,
                                               1998        1997
Shares allocated to participants              31,266      20,844
Unallocated shares                            72,950      83,372
  Total                                      104,216     104,216

Fair value of unallocated shares          $1,477,238  $1,573,646

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

Eagle BancGroup, Inc. and Subsidiary
              Notes to Consolidated Financial Statements

Management Development and Recognition Plan - The Management Development and Recognition Plan (MDRP) was approved with an effective date of February 11, 1997. The MDRP purchased, with funds provided by the Company, 52,106 shares in the open market during February, 1997. Directors and officers become vested in the shares of common stock awarded to them under the MDRP at a rate of 20 percent per year, commencing one year after the grant date, and 20 percent on each anniversary date thereof for the following four years. As of December 31, 1998, 46,892 shares have been awarded to officers and directors. MDRP compensation expense was $192,000 and $123,000 for the years ended December 31, 1998 and 1997, respectively. First Federal accounts for its MDRP in accordance with Accounting Principle Board Statement 25 (APB No. 25). Compensation expense is recognized over the vesting period for shares awarded under the plan.

Stock Option Plans - At a special stockholder's meeting on February 11, 1997, the 1996 Stock Option Plan ("SOP") was approved. The Board has reserved an amount of stock equal to 130,270 shares, or 10 percent of the common stock sold in the conversion for issuance under the SOP. The options will be granted by a Committee, comprised of directors, to key employees and directors based on their services. The exercise price of options granted must be at least equal to the fair market value of the common stock on the date the
                                  -Page 120-
option is granted. The options granted under the plan become exercisable at a rate of 20 percent per year commencing one year after the grant date and 20 percent on each anniversary date for the following four years. As of December 31, 1998, 117,243 options had been granted.

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

A summary of the status of the Company's stock option plan as of
December 31, 1998 and the changes during the year is as follows:
                                          1998                  1997
                                            Weighted-             Weighted-
                                             Average               Average
                                             Exercise             Exercise
                                    Shares    Price      Shares     Price
Outstanding at beginning of year   110,729   $15.48           -    $    -
Granted                              6,514    20.88     110,729     15.48
Exercised                                -        -           -         -
  Outstanding at end of year       117,243   $15.78     110,729    $15.48

Exercisable at end of year          22,146                    -

Weighted-average fair value per option
  of options granted during the year         $ 8.03                $ 4.57

                                (Page 29)

Eagle BancGroup, Inc. and Subsidiary
              Notes to Consolidated Financial Statements

The following table presents certain information with respect to stock options granted:
                                  Options Outstanding and Exercisable
                                               Weighted-
                                                Average     Weighted-
                                               Remaining     Average
                                   Number     Contractual   Exercise
Exercise Prices                 Outstanding      Life         Price
$15.125                            84,679         8.12       $15.125
$16.625                            26,050         8.66        16.625
$20.875                             6,514         9.22        20.875

Grants under the above plan are accounted for following APB No. 25 and related Interpretations. Accordingly, no compensation cost has been recognized for grants under this plan. Had compensation cost for stock-based compensation been determined based on the grant date fair values of awards (the method described in SFAS 123), reported net income and earnings per common share would have been reduced to the pro forma amounts shown below. There is no difference for 1997 since no options were vested as of December 31, 1997.
                                  -Page 121-

                                                                1998
Net income
  As reported                                                  $ 906
  Pro forma                                                      856
Basic earnings per common share
  As reported                                                  $0.85
  Pro forma                                                     0.80
Diluted earnings per common share
  As reported                                                  $0.83
  Pro forma                                                     0.79

The Black-Scholes option pricing model was used in estimating the fair value of traded options which have no vesting restrictions. In addition, the model requires the use of subjective assumptions, included expected stock price volatility. In management's opinion, this valuation model may not necessarily provide the best single measure of option value.

The fair value of the stock
options granted has been estimated using the Black-Scholes option pricing model with the following weighted average assumptions:
                                                        1998         1997
Number of options granted                              6,514      110,729
Risk-free interest rate                                 4.65%        5.69%
Expected life, in years                                   10           10
Expected volatility                                     32.6%        16.6%
Expected dividend yield                                  2.0%         2.0%
Estimated fair value per option                        $8.03        $4.57

                                  (Page 30)
Eagle BancGroup, Inc. and Subsidiary
                   Notes to Consolidated Financial Statements

Note 10. Fair Value of Financial Instruments
Following are disclosures of the estimated fair value of the Company's financial instruments. The estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

  Cash and short-term investments: The carrying amounts reported in the balance sheet for cash and short-term investments approximate their fair values.

  Investment securities, mortgage-backed securities and FHLB stock: Fair values for investment securities and mortgage-backed securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. Fair value of FHLB stock is estimated to equal cost. The carrying amount of accrued interest receivable approximates fair value.
                                   -Page 122-

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

  FHLB Advances: The fair value of the Company's borrowed funds are estimated using discounted cash flow analysis based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

  Off-balance-sheet instruments: Fair values of off-balance-sheet instruments (loan commitments) are based on quoted rates and fees currently charged to enter into similar agreements, taking into account the counterparties' credit standing. The terms of loan commitments outstanding at December 31, 1998 are comparable to terms available for new commitments at that date.

                                  (Page 31)

Eagle BancGroup, Inc. and Subsidiary
                   Notes to Consolidated Financial Instruments

The estimated fair values of the Company's financial instruments are as follows:
                                                December 31,
                                          1998                 1997
                                  Carrying     Fair    Carrying     Fair
                                   Amount     Value     Amount     Value
                                           (Dollars in thousands)
Assets:
  Cash on hand and in other
    institutions                  $  1,084  $  1,084   $  1,628  $  1,628
  Federal funds sold and
    overnight deposits               7,653     7,653      3,386     3,386
  Investment securities,
    mortgage-backed securities
    and FHLB stock                  49,822    49,822     38,943    38,943
  Loans, net                       116,551   117,863    122,409   123,141

Liabilities:
  Deposits                        $134,091  $135,072   $131,452  $131,744
  Borrowed funds                    25,000    24,938     18,000    17,811

                                  -Page 123-

Note 11. SAIF Recapitalization
The Economic Growth and Regulation Paperwork Reduction Act of 1996 (the "Act") was signed into law on September 30, 1996. The Act included a provision to bring the Savings Association Insurance Fund ("SAIF") reserve ratio to the statutory minimum of 1.25% of insured deposits through a one-time special assessment on SAIF members. In November, 1996, savings institutions paid an assessment of $0.657 per $100 of deposits as of March 31, 1995. First Federal's special assessment amounted to $875,000. Net of tax, 1996 earnings were reduced $600,000. In 1997, deposit insurance premium rates were lower than in previous years as only the amount necessary to maintain the statutory minimum SAIF reserve ratio was paid.

Note 12. Commitments and Contingencies
In the normal course of business, there are outstanding various contingent liabilities such as claims and legal actions, which are not reflected in the consolidated financial statements. In the opinion of management, the ultimate resolution of these matters is not expected to have a material effect on the consolidated financial statements.

First Federal is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit, and financial guarantees. Those instruments involve, to varying degrees, elements of credit and interest rate risk. The contract or notional amounts of those instruments reflect the extent of involvement First Federal has in particular classes of financial instruments. First Federal's exposure to credit loss, in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit, is represented by the contractual notional amount of those instruments. First Federal uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.
                                  (page 32)
First Federal had outstanding commitments to originate new loans totaling approximately $479,000 and $567,000 at December 31, 1998 and 1997, respectively. In addition, First Federal committed to approximately $8,826,000 and $2,841,000 of lines of credit, which were undrawn at December 31, 1998 and 1997, respectively. Such commitments are recorded in the financial statements when they are funded or related fees are incurred or received. These commitments are principally at variable interest rates.

The Company and First Federal do not engage in the use of interest rate swaps, futures, forwards, or option contracts.

Note 13. Quarterly Financial Data (Unaudited)

Summarized quarterly financial data for 1998 and 1997 follows:
                                  First      Second     Third      Fourth
                                 Quarter    Quarter    Quarter    Quarter
                                    (in thousands except per share data)
1998
Operating summary:
  Interest income               $  3,093   $  3,104   $  3,067   $  3,198
  Interest expense                 2,057      2,052      2,045      2,054
    Net interest income            1,036      1,052      1,022      1,144
  Provision for loan losses           60         60         60         60
                                  -Page 124-
    Net interest income after
      provision for loan losses      976        992        962      1,084
  Non-interest income                319        333        396        664
  Non-interest expense               984      1,000      1,048      1,274
   (Loss) income before income tax   311        325        310        474
  Income tax (benefit) expense       110        123        200        171
    Net (loss) income           $    201   $    202   $    200   $    303

Per share data:
  Basic earnings per share      $   0.18   $   0.19   $   0.19   $   0.29
  Diluted earnings per share        0.18       0.18       0.19       0.28
  Dividends paid                    0.00       0.00       0.00       0.10
  Book value                       17.56      17.82      18.17      18.24

Selected balance sheet averages:
  Assets                        $177,718   $177,867   $175,122   $180,591
  Investment securities           49,225     54,180     52,416     51,527
  Loans                          122,423    118,059    117,380    123,145
  Interest bearing deposits      131,517    132,028    133,237    134,596
  Borrowed funds                  23,623     22,967     20,000     24,782
  Stockholders' equity            20,508     20,834     20,387     19,945

                                  (page 33)

Eagle BancGroup,Inc. and Subsidiary
                   Notes to Consolidated Financial Statements

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

                                    (Page 34)
                                  -Page 125-

Eagle BancGroup, Inc. and Subsidiary
              Notes to Consolidated Financial Statements

Note 14. Parent Company Information

Consolidated financial information for Eagle BancGroup, Inc.
(parent company only) follows:
                                                      December 31,
                                                    1998        1997
                                                 (Dollars in thousands)
Condensed statements of condition
Assets:
  Cash on deposit with bank subsidiary           $   607      $    89
  Investment securities available for sale
    at fair value, cost, $738 in 1998;
    $2,630 in 1997                                   690        2,649
  Investment in subsidiary                        17,024       16,722
  Loans, net                                       2,214            -
  First Federal ESOP loan                            730          834
  Real estate owned                                  667            -
  Other assets                                        72           22
    Total assets                                 $22,004      $20,316

Liabilities and stockholders' equity:
  Liabilities                                    $ 2,307      $    11
  Stockholders' equity                            19,697       20,305
    Total liabilities and stockholders' equity   $22,004      $20,316

                                              Year Ended December 31,
                                            1998       1997       1996
                                               (Dollars in thousands)
Condensed statements of income
Interest income on loans                   $  51      $   -      $   -
Interest income on investments               111        204        154
Interest income on ESOP loan                  69         77         43
  Total interest income                      231        281        197

Non-interest income                           10          5          9
Non-interest expense                         122        146         15
  Total non-interest expense                (112)      (141)        (6)
    Income before income tax expense         119        140        191
Income tax expense                            41         47         65
  Income before equity in undistributed
    net income (loss) of subsidiary           78         93        126
Equity in undistributed net income
  (loss) of subsidiary                       828        416       (615)
  Net income (loss)                        $ 906      $ 509      $(489)

                                (Page 35)
Eagle BancGroup, Inc. and Subsidiary
              Notes to Consolidated Financial Statements

                                                  Year Ended December 31,
                                                  1998      1997      1996
                                                  (Dollars in thousands)
Condensed statements of cash flows
Operating activities:
  Net income (loss)                             $  906    $  509    $ (489)
                                  -Page 126-
  Adjustments to reconcile net income
 (loss) to net cash provided by
  operating activities:
    Amortization of investment premiums
      and discounts, net                            (1)       (2)        -
    Gains on securities sold, net                  (10)       (5)        -
    Undistributed (earnings) loss of
      Subsidiary                                  (828)     (416)      615
    Release of ESOP shares                          94        96         -
    Allocation of MDRP shares                      192       123         -
    Decrease (increase) in interest receivable      15        34      (105)
   (Decrease) in other assets                      (65)      (33)        -
   (Decrease) increase in other liabilities      2,346        (7)       61
      Net cash provided by operating activities  2,649       299        82

Investing activities:
  Purchases of available for sale securities      (638)   (2,133)   (6,030)
  Proceeds from sale of available for sale
    securities                                   2,510     3,536     2,036
  Loan originations and purchases               (2,225)        -         -
  Principal collected on loans                      11         -         -
  Loan to ESOP for stock purchase                    -         -    (1,042)
  Loan repayment                                   104       208         -
  Purchase of real estate held for investment      (25)        -         -
    Net cash provided by (used in)
      investing activities                        (263)    1,611    (5,036)

Financing activities:
  Purchase MDRP stock                                -      (840)        -
  Purchase of treasury stock                    (1,762)   (2,055)        -
  Proceeds from sale of common stock                 -         -    12,228
  Purchase of First Federal common stock             -         -    (6,200)
  Dividends paid                                  (108)        -         -
    Net cash (used in) provided by
      financing activities                      (1,870)   (2,895)    6,028

(Decrease) increase in cash and
  cash equivalents                                 516      (985)    1,074

Cash and cash equivalents:
  Beginning of year                               89      1,074          -
  End of year                                 $  605     $   89     $1,074

                                (Page 36)

Eagle BancGroup, Inc. and Subsidiary
                   Other Corporate Information
Directors -               Senior Officers-         Annual Meeting
Eagle BancGroup, Inc.     First Federal Savings    The annual meeting of
Gerald A. Bradley         Donald L. Fernandes      stockholders of Eagle Banc-
Chairman of the Board     Chairman and Chief       Group, Inc. will be held at
Owner, Bloomington Tent   Executive Officer        10:00am (CDT) on Wednesday,
and Awning Company                                 April 21, 1999 at The Best
Bloomington, Illinois     David R. Wampler         Western Eastland Suites
                          President                Conference Center,
                                                   Bloomington, Il.
                                  -Page 127-
Robert P. Dole
Retired President,        Gary Richardson
National Union            Vice President-Lending   Form 10-K Report
Electric Corporation                               Single copies of Eagle
Normal, Illinois          Larry C. McClellan       BancGroup, Inc.'s 1998
                          Vice President-          Annual Report on Form 10-K,
Louis F. Ulbrich          Operations               as filed with the
Attorney-at-law, Retired                           Securities and Exchange
Bloomington, Illinois     Donald L. Lambert        Commission, are available
                          Vice President-          at no charge.  Contact
William J. Hanfland       Retail Banking Services  Marilyn Lockwood, Asst.
Assistant Treasurer,                               Secretary,
Illinois Agricultural     James E. Lyons           Eagle BancGroup, Inc.
Association               Vice President-Finance   301 Fairway Drive
Bloomington, Illinois                              Bloomington, IL 61701
                          Corporate Headquarters   or phone (309)663-6345.
Steven J. Wannemacher     Eagle BancGroup, Inc.
Executive Vice President  301 Fairway Drive        Common Stock -
Heritage Enterprises,Inc. P.O. Box 429             Market Information
Bloomington, Illinois     Bloomington, IL 61701    The Company's common stock
                          Telephone (309)663-6345  trades on The Nasdaq Stock
Donald L. Fernandes       Facsimile (309)663-8763  Market under the symbol
President and                                      EGLB. At December 31, 1998,
Chief Executive Officer,  Corporate Attorneys      there were 1,080,108 shares
Eagle BancGroup, Inc.     Schiff Hardin & Waite    of the Company's common
                          7200 Sears Tower         stock issued and outstand-
David R. Wampler          Chicago, Illinois 60606  ing and there were approxi-
Vice President                                     mately 400 holders of rec-
Eagle BancGroup, Inc.     Independent Auditors     ord and beneficial holders.
Bloomington, Illinois     McGladrey & Pullen, LLP  The high and low sales
                          401 Main Street          price of the Company's
Officers-                 Peoria, Illinois 61602   common stock for the four
Eagle BancGroup, Inc.                              quarters ended March 31,
Donald L. Fernandes       Transfer Agent and       June 30, September 30 and
President and               Registrar              December 31, 1998, as pro-
Chief Executive Officer   Registrar and Transfer   by Masdaq, are as follows:
                            Company                Quarter Ended  High   Low
David R. Wampler          10 Commerce Drive        Mar 31, 1998  21.125 19.250
Vice President            Cranford, New Jersey     Jun 30, 1998  21.125 19.125
                            07016                  Sep 30, 1998  19.250 14.000
Louis F. Ulbrich          (908)497-2300            Dec 30, 1998  21.000 13.000
Secretary                                          The Company declared its
                                                   First dividend in December
                                                   1998. For information re-
                                                   garding restrictions on di-
                                                   vidend payments, see Note 8
                                                   of the Notes to Consolidat-
                             (page 37)             ed Financial Statements.